UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 24, 2025

VITAL ENERGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35380	45-3007926
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

521 E. Second Street	Suite 1000
Tulsa	Oklahoma	74120
(Address of Principal Executive Office)		(Zip Code)

Registrant’s telephone number, including area code: (918) 513-4570

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	VTLE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On August 24, 2025, Vital Energy, Inc., a Delaware corporation (“Vital” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Crescent Energy Company, a Delaware corporation (“Crescent” or “Parent”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub Inc.”), and Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub LLC”). Capitalized terms used herein but not otherwise defined will have the meanings ascribed to them in the Merger Agreement.

Transaction Structure and Consideration

Pursuant to the terms of the Merger Agreement, Parent will acquire the Company in an all-equity transaction through: (i) the merger of Merger Sub Inc. (the “First Company Merger”) with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement:

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at the effective time of the First Company Merger (the “Effective Time”), (i) each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time will be converted into and will represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and (ii) each share of common stock, par value $0.01 per share, of the Company, issued and outstanding immediately prior to the Effective Time (excluding certain Excluded Shares) will be converted into the right to receive from Parent 1.9062 fully paid and nonassessable shares of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Common Stock”), with cash to be paid in lieu of fractional shares, (the “Merger Consideration”); and

•

at the effective time of the Second Company Merger (the “Second Company Merger Effective Time”), (i) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Company Merger Effective Time will automatically be cancelled and cease to exist, and no consideration will be delivered in exchange therefor, and (ii) the limited liability company interests of Merger Sub LLC issued and outstanding as of immediately prior to the Second Company Merger Effective Time will remain outstanding and will not be affected by virtue of the Second Company Merger, and no consideration will be paid in respect thereof, and Parent will continue as the sole member of the Surviving Company.

Post-Closing Ownership

As a result of the Mergers and as of the closing of the Mergers (the “Closing”), the Company and its stockholders (the “Company Stockholders”) as of immediately prior to the Effective Time will own approximately 23% of the outstanding shares of Parent Common Stock, and Parent and its stockholders as of immediately prior to the Effective Time will own approximately 77% of the outstanding shares of Parent Common Stock. Following the Closing, Parent will cause the number of directors constituting the board of directors of Parent (the “Parent Board”) to increase to 12 and include two directors to be designated by the Company (such directors, the “Company Designated Directors”).

Treatment of Equity Awards

At the Effective Time, each option to purchase Company Common Stock under the Company’s Omnibus Equity Incentive Plan, dated as of December 10, 2024, as amended (the “Company Equity Incentive Plan,” and each such option, a “Company Stock Option” outstanding immediately before the Effective Time, whether vested or unvested, will, automatically be assumed by Parent and converted into an option to purchase shares of Parent Common Stock (each, a “Converted Option”). Each Converted Option will continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Stock Option immediately before the Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (i) each

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Converted Option will be exercisable for a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to the Company Stock Option immediately before the Effective Time and (B) the Exchange Ratio, and (ii) the per share exercise price for each share of Parent Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Stock Option immediately before the Effective Time by (B) the Exchange Ratio.

As of the Effective Time, each award of shares of Company Common Stock subject solely to time-based vesting (each, a “Company RS Award”) that is outstanding under the Company Equity Incentive Plan immediately prior to the Effective Time will automatically (i) vest in full immediately prior to the Effective Time and (ii) be cancelled and converted into the right to receive, at the Effective Time, without interest, the Merger Consideration with respect to each share of Company Common Stock subject to such Company RS Award.

As of the Effective Time, each award of outstanding restricted stock unit that is (a) subject in whole or in part to performance-based vesting and (b) payable in cash (each, a “Company Cash-Settled PSU Award”) that is outstanding under the Company Equity Incentive Plan immediately prior to the Effective Time will automatically (i) vest in full, with performance conditions deemed to have been satisfied at the target level, immediately prior to the Effective Time and (ii) each such Company Cash-Settled PSU Award will be cancelled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive a lump sum cash payment with respect thereto equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Cash-Settled PSU Award (after giving effect to the deemed performance attainment described in clause (i), and (B) the closing trading price per share of Company Common Stock reported on the New York Stock Exchange (the “NYSE”) on the trading date immediately preceding the Closing Date, net of any applicable tax withholding.

As of the Effective Time, any amounts in a Company Board member’s “Deferred Stock Account” (as such term is defined under the Company’s Director Deferred Compensation Plan) (each a “Company Director Deferred Stock Award”) will become payable in a lump sum cash payment equal to (A) the total number of shares of Company Common Stock subject to such Company Director Deferred Stock Award and (B) the closing trading price per share of Company Common Stock reported on the NYSE on the trading date immediately preceding the Closing Date, net of any applicable tax withholding.

Recommendation of the Company Board

The board of directors of the Company (the “Company Board”), at a meeting duly called and held, by unanimous vote, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are fair to, and in the best interests of, the Company Stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, and (iii) resolved to recommend that the Company Stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers (such recommendation, the “Company Board Recommendation”).

Conditions to Closing

The completion of the Mergers is subject to certain customary mutual conditions, including (i) the receipt of the required approval from the Company Stockholders (the “Company Stockholder Approval”), (ii) the receipt of the required approval from Parent’s stockholders (the “Parent Stockholder Approval”), (iii) the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iv) the absence of any governmental order or law that makes consummation of the Mergers illegal or otherwise prohibited, (v) Parent’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) and no stop order having been issued, initiated or, to the knowledge of the Company or Parent, threatened by the SEC, and (vi) the shares of Parent Common Stock issuable in connection with the Mergers having been authorized for listing on the NYSE, subject to official notice of issuance. The obligation of each party to consummate the Mergers is further conditioned upon certain of the parties’ representations and warranties being true and correct (subject to certain materiality exceptions), the absence of a material adverse effect on each party, the parties having performed in all material respects their respective obligations under the Merger Agreement, and the receipt by each party of a compliance certificate.

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No Solicitation

Each of the Company and Parent has agreed to, and has agreed to cause its subsidiaries and its and their respective officers and directors to, and use reasonable best efforts to cause its and its subsidiaries’ other representatives to, immediately cease and cause to be terminated any discussion or negotiations with any person with respect to a Competing Proposal (as defined below).

From and after the date of the Merger Agreement, and subject to certain exceptions set forth in the Merger Agreement, each of the Company and Parent has agreed that it will not, and will cause its subsidiaries and its respective officers and directors not to, and will use reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiry or the making of any alternative business combination proposal with respect to itself (a “Competing Proposal”), (ii) engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to a Competing Proposal, (iii) furnish any non-public information regarding the Company or Parent, as the case may be, or their respective subsidiaries or access to their respective properties, assets or employees in connection with or in response to a Competing Proposal, (iv) enter into any letter of intent or agreement in principal, or other agreement relating to, or providing for a Competing Proposal or (v) submit any Competing Proposal to the approval of the stockholders of the Company or Parent.

However, prior to the receipt of Company Stockholder Approval or Parent Stockholder Approval, as the case may be, each of the Company and Parent may engage in the activities described in clauses (ii) and (iii) above with a person who has made a written, bona fide Competing Proposal; provided that (i) no non-public information is furnished until the Company or Parent has received an executed confidentiality agreement containing limitations on the use and disclosure of non-public information that are no less favorable to the Company or Parent in any material respect in the aggregate than those in place between the Company and Parent, (ii) such material non-public information has been made available to the Company or Parent, as the case may be, prior to or concurrently with the time the information is made available to the person making the proposal, (iii) prior to taking any such actions, the Company Board or Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal or Parent Superior Proposal (such terms as defined in the Merger Agreement) and (iv) the Company Board or Parent Board, as the case may be, determines in good faith that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties owed to its stockholders.

Pursuant to the Merger Agreement, each party is required to advise the other party in writing of the receipt of any Competing Proposal made on or after the date of the Merger Agreement or any request for non-public information or data relating to such party or any of its subsidiaries made in connection with a Competing Proposal or any request for discussions or negotiations with such party or a representative of the party relating to a Competing Proposal (including the identity of the person making the proposal) within twenty-four (24) hours thereof, and the parties are required to provide (within the twenty-four (24) hour time frame), (i) an unredacted copy of any such Competing Proposal or (ii) if the Competing Proposal is not made in writing, a written summary of the material financial and other terms of such Competing Proposal. Further, the parties are required to (i) keep each other reasonably informed (within twenty-four (24) hours thereof) with respect to the status and material terms of any such Competing Proposal, and any material requests, changes or developments to the status or terms of any such discussions or negotiations and (ii) provide (within twenty-four (24) hours thereof) copies of all material written correspondence and other material written materials provided to such parties or its subsidiaries or representatives. The parties must also notify each other if the party in receipt of a Competing Proposal determines to begin providing information to or engaging in discussions or negotiations concerning a Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Change of Recommendation

Except as expressly contemplated by the Merger Agreement, each of the Company Board and the Parent Board (and any committee thereof) has agreed that it will not (i) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to its counterparty, the Company Board Recommendation or Parent Board Recommendation, (ii) fail to include the Company Board Recommendation or Parent Board Recommendation in the joint proxy statement/prospectus of the Company and Parent, (iii) approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt endorse or recommend any Competing Proposal, (iv) publicly declare advisable or publicly propose to enter into any letter of intent or agreement relating to or providing for a Competing Proposal, (v) fail to recommend against a Competing Proposal that is structured as a tender offer or exchange offer on or prior to ten (10) Business Days after its commencement, or (vi) cause or permit the entry into any of the agreements contemplated in clause (iv).

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However, prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, the Company Board or Parent Board may, as the case may be, in response to an unsolicited superior proposal for an alternative transaction (a “Superior Proposal”), effect a change to its recommendation in certain limited circumstances, subject to complying with certain notice and other specified conditions, including giving Parent or the Company the opportunity to propose revisions to the terms of the Merger Agreement during the applicable match right period as set forth in the Merger Agreement (a “Change of Recommendation”) if, prior to taking such action, (i) the Company Board or Parent Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Competing Proposal is a Superior Proposal and not taking such action would be reasonably likely to be inconsistent with the Company Board’s or Parent Board’s fiduciary obligations to its stockholders under applicable law, (ii) the party in receipt of such proposal has given written notice to its counterparty that it has received such proposal specifying the material terms and conditions of such proposal, including a copy of the Competing Proposal and any applicable transaction and financing documents, and that it intends to take such action and during the period ending on the fourth business day after the date on which such notice is given, it has negotiated in good faith with its counterparty regarding a possible amendment of the Merger Agreement or a possible alternative transaction so that the Competing Proposal ceases to be a Superior Proposal and (iii) the counterparty, within such period described in the foregoing clause (ii) has proposed revisions to the terms and conditions of the Merger Agreement, and the Company Board or Parent Board (or any committee thereof), as the case may be, after consultation with its financial advisors and outside legal counsel, determines in good faith that notwithstanding such revisions that the Competing Proposal remains a Superior Proposal with respect to the counterparty’s revised proposal and failing to make a Change of Recommendation or taking such action would be reasonably likely to be inconsistent with the Company Board’s or Parent Board’s, as the case may be, fiduciary obligations to its stockholders under applicable law.

In addition, each of the Company and Parent is permitted to, prior to receipt of its requisite stockholder approval, in response to an intervening event, effect a Change of Recommendation if (i) the Company Board or Parent Board (or any committee thereof), as the case may be, determines in good faith after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with or violate its fiduciary obligations to its stockholders under applicable law, (ii) each party has given written notice to its counterparty at least four (4) business days before taking any action that such party has determined that an intervening event has occurred or arisen and that it intends to effect a Change of Recommendation and (iii) the party has, and has caused its representatives to be made reasonably available to, negotiate in good faith with its counterparty (to the extent such counterparty desires to negotiate) regarding a possible amendment of the Merger Agreement or a possible alternative transaction to obviate the need to effect a Change of Recommendation, and either (A) the counterparty has not proposed revisions to the terms and conditions of the Merger Agreement prior to the earlier to occur of the scheduled time for the applicable stockholders meeting and the fourth (4th) Business Day after the date on which such notice is given or (B) if the counterparty, within such period described in the foregoing clause (A) has proposed revisions to the terms and conditions of the Merger Agreement, and the Company Board or Parent Board (or any committee thereof), as the case may be, after consultation with its outside legal counsel, determines in good faith that such revisions do not obviate the need for such board of directors to effect a Change of Recommendation and that the failure to make a Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary obligations to its stockholders under applicable law, provided that each time there is a material change regarding any intervening event, the time period set forth in the foregoing clause (A) prior to which either party may effect a Change of Recommendation will be extended for two (2) business days after notification of such change to the other party.

Termination Rights and Fees

The Merger Agreement contains certain termination rights for each of the Company and Parent, including the right to terminate:

•	by mutual written consent of the Company and Parent;

•	by either the Company or Parent, if:

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any governmental authority has issued an order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers, which shall have become final and nonappealable, or if any law is adopted that permanently makes consummation of the Mergers illegal or otherwise permanently prohibited;

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•	the Closing has not occurred on or before March 31, 2026;

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one party breaches any of its respective representations or warranties or if such party fails to perform their respective covenants, such that certain conditions to Closing cannot be satisfied and such breach is not cured or cannot be cured in accordance with the terms of the Merger Agreement;

•	the Company Stockholder Approval has not been obtained; or

•	the Parent Stockholder Approval has not been obtained;

•

by Parent, if (i) prior to receipt of the Company Stockholder Approval, the Company Board or any committee thereof has effected a Company Change of Recommendation or (ii) the Company or its directors or officers have willfully and materially breached their obligations under the non-solicitation provisions of the Merger Agreement;

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by the Company, if (i) prior to receipt of the Parent Stockholder Approval, the Parent Board or any committee thereof has effected a Parent Change of Recommendation or (ii)Parent or its directors or officers have willfully and materially breached their obligations under the non-solicitation provisions of the Merger Agreement;

•	by the Company, prior to the receipt of the Company Stockholder Approval, to enter into a definitive agreement with respect to a Company Superior Proposal; and

•	by Parent, prior to the receipt of the Parent Stockholder Approval, to enter into a definitive agreement with respect to a Parent Superior Proposal.

To the extent the Merger Agreement is terminated by (i) Parent in response to a Company Change of Recommendation or the Company’s (or its director’s or officer’s) breach of the non-solicitation provisions in the Merger Agreement or (ii) the Company to pursue a Company Superior Proposal, then in each case the Company will be required to pay Parent a termination fee in the amount equal to $22,500,000 (the “Company Termination Fee”). If the Merger Agreement is terminated by (i) the Company in response to a Parent Change of Recommendation or Parent’s (or its director’s or officer’s) breach of the non-solicitation provisions in the Merger Agreement or (ii) Parent to pursue a Parent Superior Proposal, then in each case Parent will be required to pay the Company a termination fee in the amount equal to $76,900,000 (the “Parent Termination Fee”).

Further, in the event (i) (A) the Merger Agreement is terminated by either the Company or Parent following the failure to obtain the Company Stockholder Approval or Parent Stockholder Approval and a Competing Proposal has been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) business days prior to the applicable stockholders’ meeting, or (B) the Merger Agreement is terminated by Parent or the Company due to a breach by its applicable counterparty of its representations and warranties or covenants and a Competing Proposal with respect to such breaching party has been announced, disclosed or otherwise communicated to senior management of the Company or Parent or the Company Board or Parent Board, in each case as applicable, and not withdrawn and (ii) within twelve (12) months after the date of such termination, the Company or Parent enters into a definitive agreement with respect to a Competing Proposal or publicly approves or recommends to its stockholders or otherwise does not oppose, in the case of a tender or exchange offer, or consummates a Competing Proposal, then the Company will be required to pay Parent the Company Termination Fee or Parent will be required to pay the Company the Parent Termination Fee, as applicable.

Other Terms

The Merger Agreement contains customary representations and warranties of the Company and Parent relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and Parent, including, among others, covenants relating to the conduct of their respective businesses during the interim period between the date of the Merger Agreement and the Closing, the obligation of each party to refrain from taking certain actions without the other party’s consent and the obligation of each party to call a meeting of its stockholders for purposes of obtaining the requisite stockholder approval.

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The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Company or Parent included in their public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Stockholder Voting and Support Agreements

Additionally, as an inducement to the Company entering into the Merger Agreement, on August 24, 2025, certain existing stockholders of Parent, including Independence Energy Aggregator LP (“IE Aggregator”), PT Independence Energy Holdings LLC, John C. Goff, Goff MCF Partners, LP, Goff Family Investments, LP, The John C. Goff 2010 Family Trust, JCG 2016 Holdings, LP, Goff MCEP Holdings, LLC, Goff MCEP II, LP, Goff Focused Energy Strategies, LP and The Goff Family Foundation (collectively, the “Parent Supporting Stockholders”) entered into those certain Voting and Support Agreements (the “Parent Support Agreements”), by and among Parent, the Company and the Parent Supporting Stockholders, pursuant to which the Parent Supporting Stockholders have agreed, among other things, (i) not to transfer any of their shares of Parent Common Stock, (ii) to vote their shares of Parent Common Stock in favor of the issuance of Parent Common Stock in connection with the Mergers and (iii) to vote their shares of Parent Common Stock against (A) any Competing Proposal or other proposal that would reasonably be expected to impede, interfere with or delay the consummation of the Mergers and (B) any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of Parent or its subsidiaries contained in the Merger Agreement or of such Parent Supporting Stockholder contained in the Parent Support Agreements. The Parent Support Agreements will terminate upon the earlier to occur of (a) the Parent Stockholder Approval, (b) the termination of the Merger Agreement in accordance with its terms and (c) the Effective Time. The Parent Supporting Stockholders, collectively, hold approximately 28% of the outstanding voting power of the Company.

In addition, the Parent Support Agreement to which IE Aggregator is a party contains additional obligations to (i) comply with the obligations of the parties under the Merger Agreement relating to the HSR Act, (ii) comply with the restrictions on transfers set forth in Section 13.07(a) of Crescent’s Amended and Restated Certificate of Incorporation with respect to any indirect transfer of its shares of Parent’s Series I Preferred Stock, par value $0.0001 per share, for three years following the Closing, and (iii) (A) take all actions necessary to cause the increase in the size of the Parent Board and appointment of the Company Designated Directors to the Parent Board following the Closing and (B) not remove or replace any Company Designated Director for a period of two years following the Closing, other than for cause.

The foregoing summaries of the Parent Support Agreements are qualified in their entirety by reference to the full text of the Parent Support Agreements, copies of which are attached as Exhibit 10.1, Exhibit 10.2, and Exhibit 10.3 to this Current Report on Form 8-K and are incorporated into this Item 1.01 by reference.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Vital and Crescent. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to

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the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, Crescent will file with the SEC a registration statement on Form S-4, that will include a joint proxy statement of Crescent and Vital and a prospectus of Crescent. The Transaction will be submitted to Crescent’s and Vital’s stockholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Vital will be made available free of charge on Vital’s website at vitalenergy.com, under the “Investors—Financial Information” tab, or by directing a request to Investor Relations, Vital Energy, Inc., 521 East 2nd Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at crescentenergyco.com under the “Investors—SEC Filings” tab or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 72000, Houston, TX 77002, Tel. No. (713) 332-7001.

Participants in the Solicitation

Crescent and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One – Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three – Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Vital’s website at vitalenergy.com.

Information regarding Crescent’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of Crescent’s securities by its directors or executive officers have changed since the amounts set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be

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reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Crescent’s website at crescentenergyco.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of Class A common stock in the Transaction or that stockholders of Vital may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at vitalenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

9

Exhibit Number	Description of Exhibit

2.1*#	Agreement and Plan of Merger, dated as of August 24, 2025, by and among Vital Energy, Inc., Crescent Energy Company, Venus Merger Sub I Inc. and Merger Sub II LLC.

10.1#	Voting and Support Agreement, dated as of August 24, 2025, by and among Vital Energy, Inc., Crescent Energy Company and PT Independence Energy Holdings LLC.

10.2#	Voting and Support Agreement, dated as of August 24, 2025, by and among Vital Energy, Inc., Crescent Energy Company and Independence Energy Aggregator LP.

10.3	Form of Voting and Support Agreement, dated as of August 24, 2025, by and among Vital Energy, Inc., Crescent Energy Company and John C. Goff.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

#

Certain portions of this exhibit are omitted pursuant to Item 601(b)(2) or Item 601(b)(10)(iv) of Regulation S-K because they are not material and are the type that the registrant treats as private or confidential. The registrant hereby undertakes to furnish a copy of any omitted portion upon request by the SEC.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VITAL ENERGY, INC.

By:	/s/ Bryan J. Lemmerman
Name:	Bryan J. Lemmerman
Title:	Executive Vice President and Chief Financial Officer

Date: August 25, 2025

11

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

CRESCENT ENERGY COMPANY,

VENUS MERGER SUB I INC.,

VENUS MERGER SUB II LLC

AND

VITAL ENERGY, INC.

Dated as of August 24, 2025

i

4.16	Rights-of-Way	27
4.17	Oil and Gas Matters	27
4.18	Environmental Matters	30
4.19	Material Contracts	31
4.20	Derivative Transactions	34
4.21	Insurance	34
4.22	Opinion of Financial Advisor	34
4.23	Brokers	35
4.24	Takeover Laws	35
4.25	No Additional Representations	35

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

5.1	Organization, Standing and Power	36
5.2	Capital Structure	36
5.3	Authority; No Violations, Consents and Approvals	38
5.4	Consents	39
5.5	SEC Documents; Financial Statements	40
5.6	Absence of Certain Changes or Events	41
5.7	No Undisclosed Material Liabilities	41
5.8	Information Supplied	42
5.9	Parent Permits; Compliance with Applicable Law	42
5.10	Compensation; Benefits	42
5.11	Labor Matters	43
5.12	Taxes	44
5.13	Litigation	46
5.14	Intellectual Property	46
5.15	Real Property	47
5.16	Rights-of-Way	47
5.17	Oil and Gas Matters	48
5.18	Environmental Matters	50
5.19	Material Contracts	51
5.20	Derivative Transactions	54
5.21	Insurance	54
5.22	Opinion of Financial Advisor	54
5.23	Brokers	55
5.24	Takeover Laws	55
5.25	Merger Subs	55
5.26	Ownership of Company Common Stock	55
5.27	No Additional Representations	55

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Mergers	56
6.2	Conduct of Parent Business Pending the Mergers	60
6.3	No Solicitation by the Company	62

6.4	No Solicitation by Parent	66
6.5	Preparation of Joint Proxy Statement/Prospectus and Registration Statement	70
6.6	Requisite Approvals	72
6.7	Stockholders Meetings	72
6.8	Access to Information	74
6.9	HSR and Other Approvals	75
6.10	Employee Matters	77
6.11	Indemnification; Directors’ and Officers’ Insurance	79
6.12	Agreement to Defend; Stockholder Litigation	81
6.13	Public Announcements	82
6.14	Transfer Taxes	82
6.15	Reasonable Best Efforts; Notification	82
6.16	Section 16 Matters	83
6.17	Listing Application; Delisting	84
6.18	Tax Matters	84
6.19	Takeover Laws	85
6.20	Obligations	85
6.21	Financing Cooperation	85
6.22	Henry Investor Agreement	88

ARTICLE VII
CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Mergers	88
7.2	Additional Conditions to Obligations of Parent, Merger Sub Inc. and Merger Sub LLC	89
7.3	Additional Conditions to Obligations of the Company	89
7.4	Frustration of Closing Conditions	90

ARTICLE VIII
TERMINATION

8.1	Termination	90
8.2	Notice of Termination; Effect of Termination	92
8.3	Expenses and Other Payments	92

ARTICLE IX
GENERAL PROVISIONS

9.1	Disclosure Letter Definitions	95
9.2	Survival	95
9.3	Notices	95
9.4	Rules of Construction	96
9.5	Counterparts	98
9.6	Entire Agreement; Third Party Beneficiaries	98
9.7	Governing Law; Venue; Waiver of Jury Trial	98
9.8	No Remedy in Certain Circumstances	100
9.9	Assignment	100

9.10	Affiliate Liability	100
9.11	Specific Performance	100
9.12	Amendment	100
9.13	Extension; Waiver	101

Exhibit A	Form of Stockholder Voting and Support Agreement
Exhibit B	Form of Third Amendment to Management Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 24, 2025 (this “Agreement”), among Crescent Energy Company, a Delaware corporation (“Parent”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), and Vital Energy, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Parties intend to effect (i) at the Effective Time, the merger (the “First Company Merger”) of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), on the terms and subject to the conditions set forth herein and (ii) immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”), on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and (iii) resolved to recommend that the Company Stockholders approve and adopt this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the Merger Consideration pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and its stockholders (the “Parent Stockholders”), (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the Parent Stockholders approve the Parent Stock Issuance (the “Parent Board Recommendation”);

WHEREAS, the Board of Directors of Merger Sub Inc. (the “Merger Sub Inc. Board”) has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the First Company Merger, are fair to, and in the best interests of, Merger Sub Inc.’s sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the First Company Merger and (iii) submitted this Agreement to Parent, as sole stockholder of Merger Sub Inc., for adoption thereby and recommended that Parent, as sole stockholder of Merger Sub Inc., adopt and approve this Agreement, the First Company Merger and the other transactions contemplated by this Agreement;

WHEREAS, Parent, (i) as the sole stockholder of Merger Sub Inc., will adopt this Agreement promptly following its execution and (ii) as the sole member of Merger Sub LLC, has adopted this Agreement concurrently with its execution;

WHEREAS, Parent has obtained the prior approval of the holder of the issued and outstanding Parent Series I Preferred Stock (as defined below) in accordance with the Organizational Documents of Parent, by written consent (the “Parent Preferred Stockholder Approval”);

WHEREAS, as an inducement to each of Parent and the Company entering into this Agreement, concurrently with the execution and delivery of this Agreement, each of Parent and the Company is entering into a voting and support agreement, substantially in the form attached hereto as Exhibit A, with each of (i) PT Independence Energy Holdings LLC, (ii) Independence Energy Aggregator LP, (iii) John C. Goff, (iv) Goff MCF Partners, LP, (v) Goff Family Investments, LP, (vi) The John C. Goff 2010 Family Trust, (vii) JCG 2016 Holdings, LP, (viii) Goff MCEP Holdings, LLC, (ix) Goff MCEP II, LP, (x) Goff Focused Energy Strategies, LP and (xi) The Goff Family Foundation (collectively, the “Parent Supporting Stockholders,” and such agreements, the “Stockholder Voting and Support Agreements”), effective as of the date hereof, pursuant to which, among other things, each of such Persons has agreed, subject to the terms of the Stockholder Voting and Support Agreements, to vote all of its Parent Common Stock in accordance with the terms of such Stockholder Voting and Support Agreements;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and KKR Energy Assets Manager LLC have entered into an amendment to the Management Agreement, substantially in the form attached hereto as Exhibit B, with respect to the effect of the Parent Stock Issuance on the Management Fee (as defined in the Management Agreement); and

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub Inc., Merger Sub LLC and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
2025 Annual Bonuses	6.10(b)
Agreement	Preamble
Alternative Structure	6.15(b)
Antitrust Authority	6.9(b)
Antitrust Laws	6.9(b)
Book-Entry Shares	3.4(b)(ii)
Certificates	3.4(b)(i)
Certificates of Merger	2.1(b)
Closing	2.2
Closing Date	2.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.10(f)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(b)
Company Consent	6.15(b)
Company Contracts	4.19(b)
Company Director Designees	2.6
Company Disclosure Letter	Article IV
Company Employee	6.10(a)
Company Independent Petroleum Engineers	4.17(a)
Company Intellectual Property	4.14
Company Material Adverse Effect	4.1(a)
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Owned Real Property	4.15(a)
Company Permits	4.9
Company Plans	4.10(a)
Company Preferred Stock	4.2(a)
Company Reserve Report	4.17(a)
Company Stockholders	Recitals
Company Stockholders Meeting	4.8(b)
Company Tax Certificates	6.18(c)
Competition Law Notifications	6.9(b)
Confidentiality Agreement	6.8(b)
Converted Option	3.3(a)
Creditors’ Rights	4.3(a)
Defensible Title	4.17(a)(ii) and 5.17(a)(ii)
Delaware Secretary of State	2.1(a)
DGCL	2.1(a)
Divestiture Action	6.9(b)
DLLCA	2.1(b)
Effective Time	2.1(a)

Definition	Section
Eligible Shares	3.1(b)(i)
email	9.3(b)
End Date	8.1(b)(ii)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
First Certificate of Merger	2.1(a)
First Company Merger	Recitals
GAAP	4.5(b)
Henry Investor Agreement	6.22
Henry Investors	6.22
HSR Act	4.4(a)
Indemnified Liabilities	6.11(a)
Indemnified Persons	6.11(a)
Intended Tax Treatment	Recitals
Joint Proxy Statement/Prospectus	4.5(b)
Letter of Transmittal	3.4(b)(i)
Material Company Insurance Policies	4.21
Material Parent Insurance Policies	5.21
Merger Consideration	3.1(b)(i)
Merger Sub Inc.	Preamble
Merger Sub Inc. Board	Recitals
Merger Sub LLC	Preamble
Mergers	Recitals
Non-Party Affiliate	9.10
Parent	Preamble
Parent 401(k) Plan	6.10(f)
Parent Affiliate Material Contract	6.2(b)(vii)
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Change of Recommendation	6.4(b)
Parent Contracts	5.19(b)
Parent Disclosure Letter	Article V
Parent Independent Petroleum Engineers	5.17(a)(i)
Parent Intellectual Property	5.14
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15(a)
Parent Material Real Property Lease	5.15(b)
Parent Owned Real Property	5.15(a)
Parent Permits	5.9
Parent Plan	5.10(a)
Parent Preferred Stockholder Approval	Recitals
Parent Reserve Report	5.17(a)(i)
Parent Series I Preferred Stock	5.2(a)

Definition	Section
Parent Stock Issuance	Recitals
Parent Stockholders	Recitals
Parent Supporting Stockholders	Recitals
Parent Tax Certificates	6.18(c)
Registration Statement	4.8(a)
Rights-of-Way	4.16
RS Award Consideration	3.3(b)
Second Certificate of Merger	2.1(b)
Second Company Merger	Recitals
Second Company Merger Effective Time	2.1(b)
SOX	4.5(a)
Stockholder Voting and Support Agreements	Recitals
Surviving Company	Recitals
Surviving Corporation	Recitals
Terminable Breach	8.1(b)(iii)(B)
Transition Period	6.10(a)
Annex A	Certain Definitions

ARTICLE II

THE MERGERS

2.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub Inc. shall be merged with and into the Company. Following the First Company Merger, the separate corporate existence of Merger Sub Inc. shall cease, and the Company shall continue as the Surviving Corporation and a wholly owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL in connection with effecting the First Company Merger. The First Company Merger shall become effective upon the filing and acceptance of the First Certificate of Merger with the Delaware Secretary of State or at such later time as the Parties shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Second Company Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC. Following the Second Company Merger, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub LLC shall be the Surviving Company. Upon the terms and subject to the provisions of this Agreement, immediately following the Effective Time, the applicable Parties shall file a certificate of merger (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of

Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and DLLCA in connection with effecting the Second Company Merger. The Second Company Merger shall become effective one minute after the Effective Time (the time the Second Company Merger becomes effective being the “Second Company Merger Effective Time”) as the Parties shall specify in the Second Certificate of Merger.

2.2 Closing. The closing of the Mergers (the “Closing”), shall take place at 9:00 a.m., Houston, Texas time, on a date that is two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Vinson & Elkins L.L.P. in Houston, Texas, or such other place and time as Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs. The Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing. None of the Transactions described in Section 2.1 above shall be completed unless all of them are completed substantially concurrently in accordance with the terms of this Agreement.

2.3 Effects of the Mergers. At the Effective Time and the Second Company Merger Effective Time, as applicable, the Mergers shall have the effects set forth in this Agreement and the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub Inc. shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation and (b) at the Second Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

2.4 Organizational Documents.

(a) At the Effective Time, the Organizational Documents of the Company in effect immediately prior to the Effective Time shall continue to be the Organizational Documents of the Surviving Corporation, until thereafter amended in accordance with their respective terms and applicable Law.

(b) At the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Parent, the Surviving Corporation, Merger Sub LLC or any other Person, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect as of immediately prior to the Second Company Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Company Merger Effective Time, until thereafter amended, subject to Section 6.11(b), in accordance with their respective terms and applicable Law.

2.5 Directors and Officers. The Parties shall take all necessary action such that, from and after the Effective Time, the directors and officers of Merger Sub Inc. immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation. The Parties shall take all necessary action such that, from and after the Second Company Merger Effective Time, the officers of Merger Sub LLC immediately prior to the Effective Time shall be the officers of the Surviving Company, and such officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.

2.6 Directors of Parent. Prior to the Effective Time, Parent shall take all actions reasonably necessary to (a) cause the number of directors constituting the Parent Board to equal twelve (12), to become effective immediately prior to, but conditioned on, the Effective Time, (b) appoint two (2) directors to the Parent Board as of the Effective Time, which directors shall be designated in writing by the Company prior to the Effective Time (the “Company Director Designees”) after reasonable consultation with Parent following an opportunity to interview potential Company Director Designees and (c) cause each Company Director Designee to be appointed to a standing committee of the Parent Board. The Company Director Designees shall be reasonably acceptable to Parent and shall satisfy the independence requirements of the NYSE with respect to service on the Parent Board.

ARTICLE III

EFFECT OF THE MERGERS ON THE CAPITAL STOCK AND OTHER EQUITY INTERESTS OF THE CONSTITUENT ENTITIES; EXCHANGE

3.1 Effect of the First Company Merger. At the Effective Time, by virtue of the First Company Merger and without any action on the part of Parent, Merger Sub Inc., the Company or any holder of any Securities of Parent, Merger Sub Inc. or the Company:

(a) Capital Stock of Merger Sub Inc. Each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares) (the “Eligible Shares”) shall be converted into the right to receive from Parent that number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 1.9062.

(ii) All such Eligible Shares, when so converted, shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of an Eligible Share that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(i), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4.

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent, Merger Sub Inc. or Merger Sub LLC or by any wholly owned Subsidiary of the Company, Merger Sub Inc. or Merger Sub LLC immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Impact of Stock Splits, Etc. In the event of any change between the date of this Agreement and the Effective Time in (i) the number of shares of Company Common Stock or Securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock or Securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c); provided that, nothing in this Section 3.1(c) shall be construed to permit the Company or Parent to take any action with respect to the Securities of the Company or Parent, respectively, except to the extent consistent with, and that is not otherwise prohibited by, the terms of this Agreement.

3.2 Effect of the Second Company Merger. At the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any action on the part of Parent, the Surviving Corporation, Merger Sub LLC or the holders of any Securities of Parent, the Surviving Corporation or Merger Sub LLC, (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Company Merger Effective Time shall automatically be cancelled and cease to exist, and no consideration shall be delivered in exchange therefor, and (b) the limited liability company interests of Merger Sub LLC issued and outstanding as of immediately prior to the Second Company Merger Effective Time shall remain outstanding and shall not be affected by virtue of the Second Company Merger, and no consideration will be paid in respect thereof, and Parent shall continue as the sole member of the Surviving Company.

3.3 Treatment of Equity Compensation Awards.

(a) Treatment of Company Stock Options. At the Effective Time, each outstanding Company Stock Option immediately before the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and converted into an option to purchase shares of Parent Common Stock (each, a “Converted Option”). Each Converted Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Stock Option immediately before the Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (i) each Converted Option shall be exercisable for that number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to the Company Stock Option immediately before the Effective Time and (B) the Exchange Ratio, and (ii) the per share exercise price for each share of Parent Common Stock issuable upon exercise of the Converted Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Stock Option immediately before the Effective Time by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable under such Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code.

(b) Treatment of Company RS Awards. As of the Effective Time, each Company RS Award that is outstanding under the Company Equity Incentive Plan immediately prior to the Effective Time shall automatically, by virtue of the occurrence of the Closing (i) vest in full immediately prior to the Effective Time and (ii) be cancelled and converted into the right to receive, at the Effective Time, without interest, the Merger Consideration with respect to each share of Company Common Stock subject to such Company RS Award (the “RS Award Consideration”). No fractional share of Parent Common Stock shall be issued as part of the RS Award Consideration, and any such fractional share of Parent Common Stock shall instead be paid in cash in accordance with Section 3.4(i).

(c) Treatment of Company Cash-Settled PSU Awards. As of the Effective Time, each Company Cash-Settled PSU Award that is outstanding under the Company Equity Incentive Plan immediately prior to the Effective Time shall automatically, by virtue of the occurrence of the Closing (i) vest in full, with performance conditions deemed to have been satisfied at the target level, immediately prior to the Effective Time and (ii) each such Company Cash-Settled PSU Award shall be cancelled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive a lump sum cash payment with respect thereto equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Cash-Settled PSU Award (after giving effect to the deemed performance attainment described in clause (i) of this Section 3.3(c)), and (B) the closing trading price per share of Company Common Stock reported on the NYSE on the trading date immediately preceding the Closing Date, net of any applicable tax withholding.

(d) Treatment of Company Director Deferred Stock Awards. As of the Effective Time, any amounts in a Company Board member’s “Deferred Stock Account” (as such term is defined under the Deferred Compensation Plan) shall become payable in a lump sum cash payment equal to (A) the total number of shares of Company Common Stock subject to such Company Director Deferred Stock Award, and (B) the closing trading price per share of Company Common Stock reported on the NYSE on the trading date immediately preceding the Closing Date, net of any applicable tax withholding.

(e) Parent, the Surviving Corporation or one of their Subsidiaries, as applicable, shall pay to the holders of the Company Cash-Settled PSU Awards and the Company Director Deferred Stock Awards the cash payments described in Section 3.3(c) and Section 3.3(d), at or as promptly as practicable following the Effective Time (and in no event later than the first regularly scheduled payroll date that is at least three (3) calendar days following the Effective Time). The shares of Parent Common Stock to which the holders of the Company RS Awards are entitled pursuant to Section 3.3(b) shall be issued in accordance with Section 3.1(b).

(f) Before the Effective Time, the Company shall deliver to the holders of the Company Options, Company RS Awards, and Company PSUs notices setting forth the effect of the Merger on such holders’ rights and describing the treatment of such awards in accordance with this Section 3.3.

(g) At the Effective Time, Parent shall assume the Company Equity Incentive Plan, provided that all references to “Company” in the applicable Company Equity Incentive Plan and the documents governing the Converted Options after the Effective Time will be deemed references to Parent, and the number of shares of Parent Stock available for awards under the Company Equity Incentive Plan shall be determined by adjusting the number of shares of Company Stock available for awards under the Company Equity Incentive Plan immediately before the Effective Time in accordance with the Exchange Ratio.

(h) Parent shall take all actions reasonably necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon issuance of the Converted Options (to the extent payable in Parent Common Stock) in accordance with this Section 3.3. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the Parent Common Stock subject to Converted Options and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for at least as long as such Converted Options remain outstanding.

3.4 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent or such other Person reasonably acceptable to the Company to act as agent for the holders of Eligible Shares in connection with the Mergers (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.4(i), in each case to which such holders may become entitled pursuant to this Article III. On the Closing Date and at or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable to the holders of Eligible Shares outstanding immediately prior to the Effective Time pursuant to Section 3.1.

The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. The Exchange Fund shall not be used for any purpose other than those contemplated by this Section 3.4(a) or Sections 3.4(g), 3.4(h) or 3.4(i). Any cash (including to be used as payment for fractional shares in accordance with Section 3.4(i) and any post-Effective Time dividends or other distributions with respect to Parent Common Stock in accordance with Sections 3.4(g) or 3.4(h)) or shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares for the Merger Consideration and any amounts in excess of the amounts payable hereunder shall be promptly returned to the Surviving Company pursuant to Section 3.4(d). Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b) Payment Procedures.

(i) As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (the “Certificates”) a letter of transmittal (“Letter of Transmittal”) (which with respect to holders of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates for payment of the Merger Consideration as set forth in Section 3.1.

(ii) Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by Parent or the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(i) and in respect of any post-Effective Time dividends and other distributions with respect to Parent Common Stock payable pursuant to Section 3.4(g). As promptly as practicable after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Company shall cause the Exchange Agent to issue and send to each holder of uncertificated Eligible Shares represented by book entry (“Book-Entry Shares”) (1) that number of whole shares of Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 3.1(b)(i) (which shall be in uncertificated book-entry form) and (2) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(i) and in respect of any post-

Effective Time dividends and other distributions with respect to Parent Common Stock payable pursuant to Section 3.4(h) without such holder being required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares, as applicable. Payment of the Merger Consideration is to be made only to a Person that is the record holder of such shares of Company Common Stock, and it shall be a condition of such payment that shares of Company Common Stock so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.4(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect thereof, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.4(i) and in respect of any post-Effective Time dividends or other distributions with respect to Parent Common Stock to which such holder is entitled pursuant to Sections 3.4(g) or 3.4(h).

(c) Termination of Rights. All Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(i), and any post-Effective Time dividends or other distributions with respect to Parent Common Stock to which a former Company Stockholder is entitled pursuant to Sections 3.4(g) or 3.4(h), paid upon the surrender of or in exchange for, as applicable, shares of Company Common Stock in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for transfer, or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former Company Stockholders on the 365th day after the Closing Date shall be delivered to Parent upon demand, and any former Company Stockholders who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.4(i) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.4(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Company and Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any Person for any amount of Merger Consideration, cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(i), or post-Effective Time dividends or other distributions with respect to Parent Common Stock to which a former Company Stockholder is entitled pursuant to Sections 3.4(g) or 3.4(h), properly delivered to a public official or Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration, cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(i), or post-Effective Time dividends or other distributions with respect to Parent Common Stock to which a former Company Stockholder is entitled pursuant to Sections 3.4(g) or 3.4(h), in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Excluded Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company or Parent, the posting by such Person of a bond in such reasonable amount as the Surviving Company or Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.4(i) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.4(g).

(g) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.4 and until such holder shall deliver to the Exchange Agent a duly completed and validly executed Letter of Transmittal in accordance with this Section 3.4. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Common Stock without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Mergers shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h) Distributions with Respect to Exchanged Book-Entry Shares. Notwithstanding anything herein to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article III shall be paid (A) at the time of delivery of such Parent Common Stock by the Exchange Agent under Section 3.4(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.4(i) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent under Section 3.4(b) and a payment date subsequent to the time of such delivery by the Exchange Agent under Section 3.4(b) payable with respect to such whole shares of Parent Common Stock.

(i) No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the First Company Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock, multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional shares, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional shares subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(j) Withholding Taxes. Each of Parent, the Company, the Surviving Corporation, the Surviving Company, Merger Sub Inc., Merger Sub LLC and the Exchange Agent shall be entitled to deduct or withhold from any amounts or consideration otherwise payable to any Person pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Law (and to the extent any deduction or withholding is required in respect of the delivery of any shares of Parent Common Stock pursuant to this Agreement, a portion of the shares of Parent Common Stock otherwise deliverable hereunder may be deducted or withheld). To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding. If withholding is taken in shares of Parent Common Stock, the relevant withholding agent shall be treated as having sold such shares of Parent Common Stock on behalf of the applicable Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.

3.5 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures to the extent they are predictive or forward looking in nature), the Company represents and warrants to the Parent Parties as follows:

4.1 Organization, Standing and Power.

(a) The Company and each of its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). The Company and each of its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has previously made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company. Each of the foregoing Organizational Documents is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 80,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on August 22, 2025: (i) 38,696,598 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury and (iv) (A) 507,160 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Incentive Plan, (B) 1,842 shares of Company Common Stock were subject to outstanding Company Stock Options, (C) 889,782 shares of Company Common Stock were subject to outstanding Company RS Awards, (D) 111,395 shares of Company Common Stock were subject to outstanding Company Director Deferred Stock Awards (all of which are included in the shares of Company Common Stock outstanding in clause (i)) and (E) no shares of Company Common Stock were subject to outstanding Company PSU Awards (assuming maximum levels of performance are achieved).

(b) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on August 22, 2025, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or Securities convertible into or exchangeable or exercisable for, or measured by reference to, capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 4.2, Section 4.2 of the Company Disclosure Letter, in the Organizational Documents of the Company or resulting from any issuance after the date of this Agreement permitted by Section 6.1(b)(ii), and except for changes since August 22, 2025 resulting from the settlement of Company RS Awards or Company PSU Awards and the exercise of Company Stock Options, there are outstanding: (A) no shares of Company Capital Stock, (B) no Securities of the Company convertible into or exchangeable or exercisable for, or measured by reference to, shares of Company Capital Stock or other equity or voting Securities of the Company and (C) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company is a party or by which it is bound in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or other equity or voting Securities of the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock or any other Securities of the Company.

(c) As of the close of business on August 22, 2025, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from any Subsidiary of the Company any capital stock or other equity interests of any Subsidiary of the Company or Securities convertible into or exchangeable or exercisable for, or measured by reference to, capital stock of any Subsidiary of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 4.2, Section 4.2 of the Company Disclosure Letter or in the Organizational Documents of any Subsidiary of the Company, there are outstanding: (1) no shares of capital stock or other voting Securities of any Subsidiary of the Company, (2) no Securities of any Subsidiary of the Company

convertible into or exchangeable or exercisable for, or measured by reference to, shares of Company Capital Stock or other equity or voting Securities of the Company or any Subsidiary of the Company and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which any Subsidiary of the Company is a party or by which it is bound in any case obligating any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other equity or voting Securities of any Subsidiary of the Company, or obligating any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(d) Section 4.2(d) of the Company Disclosure Letter sets forth as of the date hereof all of the issued and outstanding Securities of each Subsidiary of the Company and the record owner and beneficial owners thereof. The Company or another Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding Securities of each Subsidiary of the Company, free and clear of any Encumbrances, other than Permitted Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or any transfer restrictions set forth in the Organizational Documents of such Subsidiary, and all of such Securities have been duly authorized and validly issued and are fully paid (to the extent required under the Organizational Documents of such entity), nonassessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA, as applicable) and free of preemptive rights to the extent such concepts are applicable to the organizational type of a particular Subsidiary of the Company. As of the date of this Agreement, neither the Company nor any of its Subsidiaries (i) owns Securities of any Person, or (ii) has any obligations, whether contingent or otherwise, to consummate any material additional investment in any Person, in each case other than its Subsidiaries listed on Section 4.2(d) of the Company Disclosure Letter.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by each Parent Party, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Mergers (such recommendation described in clause (iii), the “Company Board Recommendation”).

(b) The Company Stockholder Approval is the only approval of the holders of any class or series of the Company’s Capital Stock or other Securities necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Mergers. No holders of any class or series of the Company’s Capital Stock or other Securities have any dissenters’ or rights of appraisal relating to the consummation of any of the Transactions, this Agreement or the transactions contemplated hereby.

(c) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) or default under, or creation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Company Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than as provided in Section 2.6 of this Agreement, neither the Company nor any of its Subsidiaries is a party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Board of Directors of the Surviving Corporation.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a foreign premerger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement/Prospectus and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Delaware Secretary of State; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) The Company has timely filed or furnished with the SEC all Company SEC Documents, including all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, by the Company or any of its consolidated Subsidiaries, and all information, documents and agreements incorporated in any such document (but not including any document incorporated by reference into an exhibit), since January 1, 2023. As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, the requirements of Sarbanes-Oxley Act of 2002 (“SOX”), and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of such Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of (i) the Company included in the Company SEC Documents and (ii) to the knowledge of the Company, any other Person included in the Company SEC Documents, in each case, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries or such Person, as applicable, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries or such Person, as applicable, for the periods presented therein. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(b) with respect to any financial statements or other financial information furnished by Parent and included in the Registration Statement or the joint proxy statement/prospectus filed with the SEC in preliminary and definitive form (the “Joint Proxy Statement/Prospectus”) relating to the Mergers and the other Transactions.

(c) The Company has established and maintains disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. The Company has established and maintains internal control over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company,

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2025, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since January 1, 2024, neither the Company nor any of its consolidated Subsidiaries nor, to the knowledge of the Company, any auditor or Representative of the Company or any of its consolidated Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its consolidated Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its consolidated Subsidiaries has engaged in questionable accounting or auditing practices.

4.6 Absence of Certain Changes or Events.

(a) Since December 31, 2024, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth on Section 4.6(b) of the Company Disclosure Letter, from December 31, 2024 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance and (iii) neither the Company nor any of its Subsidiaries have taken, or agreed, committed, arranged, authorized or entered into any understanding to take any action that, if taken after the date of this Agreement would have a constituted a breach of any of the covenants set forth in Section 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv), 6.1(b)(v), 6.1(b)(vi), 6.1(b)(vii), 6.1(b)(viii), 6.1(b)(x), 6.1(b)(xi) or 6.1(b)(xii).

4.7 No Undisclosed Material Liabilities. Except as set forth on Section 4.7 of the Company Disclosure Letter, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2024 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2024; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2024; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(x); and (e) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which the Merger Consideration issuable in the Mergers will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and to the Parent Stockholders and at the time of the meeting of the Company Stockholders to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Proxy Statement/Prospectus and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law. The Company and its Subsidiaries hold, and at all times since January 1, 2023, have held, all permits, licenses, variances, exemptions, orders, franchises, authorizations, waivers, certifications, registrations and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such payment has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All of the Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending, or to the knowledge of the Company, threatened and the businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since January 1, 2023 have been conducted, in violation of any applicable Law, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) Set forth on Section 4.10 of the Company Disclosure Letter is a list of all of the material Company Plans. A “Company Plan” is each Employee Benefit Plan sponsored, maintained, or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability or obligation. True, correct and complete copies of each of the Company Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Plan required to file a Form 5500.

(b) Each Company Plan has been established, administered, funded and maintained in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There are no Proceedings, actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending actions, suits or claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) All material contributions required to be made to the Company Plans pursuant to their terms or applicable Law have been timely made.

(e) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion or advisory letter) as to its qualification under the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Company Plan. With respect to each Company Plan, none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(f) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(g) None of the Company or any of its Subsidiaries sponsors, maintains, contributes to or has an obligation to contribute to, or has any liability with respect to (including on account of a member of its respective Aggregated Group) and no Company Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(h) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Company Plan provides any retiree or post-employment or post-service medical or life insurance benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(i) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby, either alone or in combination with another event, could: (i) entitle any current or former employee, officer, director or other individual service provider of the Company or any Subsidiary thereof (or any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash or property); (ii) increase the amount of compensation or benefits due or payable to any such Person set forth in the preceding clause (i); (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) require a contribution by the Company to any Company Plan; (v) restrict the ability of the Company to merge, amend or terminate any Company Plan, (vi) result in the forgiveness of any employee or service provider loan; or (vii) result in any payment (whether in cash, property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of the Company or any of its Subsidiaries that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or result in the imposition on any person of an excise tax under Section 4999 of the Code.

(j) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A, Section 280G or Section 4999 of the Code.

4.11 Labor Matters.

(a) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to nor bound by any collective bargaining agreement or other agreement with any labor union, works council, or similar employee representative, and no such agreements are currently being negotiated by the Company or any of its Subsidiaries, (ii) no employee of the Company or any of its Subsidiaries is represented by any labor union, works council, or similar employee representative with respect to such employee’s employment with the Company or any of its Subsidiaries, (iii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iv) the Company does not have knowledge of any activity or petition of any labor union (or representative thereof) or employee group (or representative thereof) to organize any such employees for purposes of collective bargaining or any such activity or petition since January 1, 2023.

(b) As of the date of this Agreement, there is no, and since January 1, 2023 there has been no, unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) As of the date of this Agreement, there is no, and since January 1, 2023 there has been no, strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and each of its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, any current or former individual independent contractor, or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in each case other than any such matters described in this sentence that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) All Tax Returns required to be filed by the Company or any of its Subsidiaries have been timely filed (taking into account extensions of time for filing) and all such Tax Returns are true, correct and complete in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries have been paid in full or adequate reserves in respect thereof have been established on the financial statements of the Company in accordance with GAAP. The Company and each of its Subsidiaries has timely withheld and paid all Taxes required to be withheld and paid by it and all withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in all respects.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(iii) No audit, investigation or similar proceeding is currently being conducted, pending or, to the knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries in respect of any Tax.

(iv) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity (other than those being contested in good faith through appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP).

(v) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law) or as a transferee or successor, by reason of assumption or by operation of Law.

(vi) There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(vii) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 or 482 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) deferred revenue accrued or prepaid amount received outside of the ordinary course of business on or prior to the Closing Date.

(b) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement pursuant to which it will have any potential liability to any Person for Taxes after the Effective Time (excluding (i) any agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries and (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).

(c) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2).

(d) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(f) As of the date hereof, neither the Company nor any of its Subsidiaries has any knowledge after reasonable diligence of any fact or circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

4.13 Litigation. Except for such matters as have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not and has not since January 1, 2023 infringed upon or misappropriated any Intellectual Property of any other Person, except for such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of Company Intellectual Property, including trade secrets and confidential information used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15 Real Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and Defensible Title to all material Real Property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material Real Property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property. Neither the Company or any its Subsidiaries has leased, subleased, licensed or otherwise granted any Person the right to use or occupy any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property or any portion thereof in a manner that would reasonably be expected to materially adversely affect the existing use or value of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use or value of the Company Owned Real Property or Company Material Leased Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon.

4.16 Rights-of-Way. Each of the Company and its Subsidiaries has such, easements, rights-of-way, permits, Consents and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way or are located on Real Property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17 Oil and Gas Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Ryder Scott Company, L.P. (the “Company Independent Petroleum Engineers” and such reserve report, the “Company Reserve Report”) relating to the Company’s and its Subsidiaries’ interests referred to therein as of December 31, 2024, (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, other than sales or dispositions after the date hereof in accordance with Section 6.1, the Company and its Subsidiaries have Defensible Title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned (or purported to be held or owned) by the Company and its Subsidiaries. For purposes of the foregoing sentence, “Defensible Title” means that the Company’s or one or more of its Subsidiaries’, as applicable, record and/or customary beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which the Company or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (B) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown in the Company Reserve Report for such Oil and Gas Properties except, in each case, for (I) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties and (II) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied to the Company Independent Petroleum Engineers by or on behalf of the Company and its Subsidiaries for purposes of preparing the Company Reserve Report that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of the Company or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds in accordance with applicable Law or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to the Company’s and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other Wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by the Company or any of its Subsidiaries related to such Wells and in accordance with applicable Law and the Company Permits, and all drilling and completion (and plugging and abandonment) of such Wells and all related development, production and other operations have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts, applicable Law and the Company Permits except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

(g) Except as set forth in Section 4.17(g) of the Company Disclosure Letter, to the Company’s knowledge, there are no Wells that constitute a part of the Company’s or its Subsidiaries’ Oil and Gas Properties for which the Company or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.

(h) As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $7,000,000 (net to the Company’s or its Subsidiaries’ interest).

4.18 Environmental Matters. Except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries and their respective operations and assets are, and since January 1, 2023 have been, in compliance with Environmental Laws, including obtaining, maintaining and complying with all Company Permits required under Environmental Law;

(b) the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(c) there has been no Release of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Release has resulted or would be reasonably likely to result in liability to the Company under Environmental Law;

(d) neither the Company nor any of its Subsidiaries has received any written notice, the subject matter of which is unresolved, asserting a violation of or liability or obligation under any Environmental Laws, including any with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling;

(e) the Company and its Subsidiaries have not (i) generated, treated, stored, arranged for the disposal of, transported, or exposed any Person to any Hazardous Materials, so as to result in liability to the Company or its Subsidiaries under Environmental Law, or (ii) assumed or provided an indemnity with respect to or otherwise become subject to any outstanding liability of any other Person under Environmental Laws or relating to Hazardous Materials; and

(f) there have been no written reports of non-privileged environmental investigations, studies, site assessments, reviews, or audits that are in the possession or reasonable control of the Company or its Subsidiaries addressing environmental matters with respect to any of their operations or any property owned, operated or otherwise used by any of them that have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect that have not been delivered or otherwise made available to Parent.

4.19 Material Contracts.

(a) Except for any Oil and Gas Property, Oil and Gas Lease, top lease, lease ratification, lease extension, unitization agreement or other similar instruments burdening or constituting the chain of title to any Oil and Gas Property, Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following contracts or other written or oral agreement, understanding or commitment of any nature, to or by which the Company or any of its Subsidiaries is a party or is bound (or to which any of their respective assets are bound) as of the date of this Agreement:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (excluding Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $7,500,000 or aggregate payments in excess of $15,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $15,000,000, or other contract restricting declaration and payment of dividends or distributions with respect to capital stock, payment of Indebtedness or other material obligations or liabilities, or make loans or advances or transfer any material properties or assets, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract for lease of personal property or Real Property (excluding Oil and Gas Leases) involving annual payments in excess of $20,000,000 that is not terminable without penalty or other liability to the Company or any of its Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within ninety (90) days, other than contracts related to drilling rigs;

(v) each contract containing any area of mutual interest (but excluding areas of mutual interest under joint operating agreements that do not cover or include any lands outside the “contract area” thereunder), joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or require the disposition of any material assets or line of business of the Company, in each case, during any period of time after the Effective Time;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell), or swap or exchange of, any Oil and Gas Properties with a consideration in excess of $15,000,000, other than (A) the granting or entering into in the ordinary course of business of any lease, lease ratification, lease extension, unitization agreement or other similar instruments burdening or constituting the chain of title to any Oil and Gas Property, (B) contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business or (C) contracts related to an acquisition or sale that was completed prior to December 31, 2023 and do not contain any material surviving obligations of any party thereto;

(vii) each contract for any Derivative Transaction;

(viii) each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(ix) any contract the primary purpose thereof is or was to indemnify another Person;

(x) any contract that provides for a call, put or other option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term of greater than thirty-six (36) months;

(xi) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $15,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xii) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes of any Hydrocarbons, water or any other product of Parent or and of its Subsidiaries (excluding “gas balancing” arrangements associated with customary joint operating agreements) that would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $15,000,000 in the aggregate during the 12-month period following the date of this Agreement;

(xiii) any contract (A) that provides for midstream services to, or the sale by the Company or any of its Subsidiaries of Hydrocarbons that is (1) in excess of 2,000 gross barrels of oil equivalent per day (calculated on a per day yearly average basis) or (2) for a term greater than ten (10) years or (B) has a remaining term of greater than ninety (90) days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within ninety (90) days;

(xiv) each contract that obligates the Company or any of its Subsidiaries to make non-contingent aggregate annual expenditures that can reasonably be expected to result in excess of $15,000,000 or creates future payment obligations of the Company or any of its Subsidiaries that can reasonably be expected to result in excess of $15,000,000;

(xv) each agreement (A) under which the Company or any of its Subsidiaries has advanced or loaned, or proposes to advance or loan, any amount of money to any of its officers, directors, employees or consultants, any other Related Party or to any other Person in excess of $120,000 or (B) that is with a Related Party of the Company or any of its Subsidiaries with respect to which the Company or any of its Subsidiaries has, proposes to or reasonably expects that the Company and its Subsidiaries will make aggregate payments in excess of $120,000 or grants any material right to such Related Party, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any such Person;

(xvi) each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole;

(xvii) any acquisition or divestiture contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report) that would reasonably be expected to result in aggregate payments in excess of $10,000,000; and

(xviii) any contract not entered into in the ordinary course of business that is a water rights agreement or disposal agreement or relates to the sourcing, transportation or disposal of water (including brine water and flowback water) produced from, or used in connection with the Oil and Gas Properties of the Company and its Subsidiaries, in each case, that (A) is not terminable without penalty upon thirty (30) days’ notice or less, (B) provides for an acreage dedication in excess of 1,000 gross surface acres or (C) that would reasonable be expected to result in payment by the Company or any of its Subsidiaries of an amount in excess of $5,000,000 over the remaining term of such agreement.

(b) Collectively, the contracts set forth in Section 4.19(a) are herein referred to as the “Company Contracts”. The Company has made available to Parent correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto) of each of the Company Contracts to which the Company or any of its Subsidiaries is a party or bound (or to which any of their respective assets are bound) as of the date hereof. Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20 Derivative Transactions.

(a) Section 4.20 of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions entered into by the Company or any of its Subsidiaries that are outstanding as of the date hereof. The Company SEC Documents accurately summarize, in all material respects, all Derivative Transactions outstanding as of the date of this Agreement entered into by the Company or any of its Subsidiaries or for the account of any of its customers, in each case as of the date of this Agreement. All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) The Company and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.21 Insurance. Set forth on Section 4.21 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent prior to the date of this Agreement and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. All premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.22 Opinion of Financial Advisor. The Company Board has received the opinion of Houlihan Lokey Capital, Inc. addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio provided for in the Transactions pursuant to this Agreement is fair to the holders of Company Common Stock (other than the holders of Excluded Shares) from a financial point of view. A copy of such opinion will be provided for informational purposes on a non-reliance basis by the Company to Parent promptly following the execution of this Agreement.

4.23 Brokers. Except for the fees and expenses payable to Houlihan Lokey Capital, Inc., J.P. Morgan Securities LLC and Lazard Frères & Co. LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or its Subsidiaries or its or their respective Affiliates.

4.24 Takeover Laws. No Takeover Law (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL) applies with respect to the Company or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound, or which applies with respect to the Company or any of its Subsidiaries in connection with this Agreement, the Stockholder Voting and Support Agreements, the Mergers or any of the other transactions contemplated hereby or thereby.

4.25 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or its or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person on behalf of the Company makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or its or their respective businesses; or (ii) any oral or written information presented to any Parent Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that no Parent Party or any other Person on behalf of the Parent Parties has made or is making any representations or warranties relating to any Parent Party or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company, or any of its Representatives and that the Company has not relied upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Parent Parties to the Company on the date of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures to the extent they are predictive or forward looking in nature), the Parent Parties jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each Parent Party and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each Parent Party and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Parties has previously made available to the Company complete and correct copies of its Organizational Documents. Each of the foregoing Organizational Documents is in full force and effect, and no Parent Party is in violation of any of the provisions of such Organizational Documents.

5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 500,000,000 shares of preferred stock, par value $0.0001 per share, 1,000 of which are designated as “Series I Preferred Stock” (the “Parent Series I Preferred Stock”). At the close of business on August 22, 2025: (i) 254,615,178 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) 6,514,933 shares of Parent Common Stock were held by Parent in its treasury, (iii) 1,000 shares of Parent Series I Preferred Stock were issued and outstanding; and (iv) 31,197,056 shares of Parent Common Stock are issuable pursuant to the Parent Plans, of which (1) 855,459 shares of Parent Common Stock are issuable in respect of Parent RSU Awards, (2) 25,655,496 shares of Parent Common Stock are issuable in respect of Parent PSU Awards, assuming a target level of achievement, and (3) 4,686,101 shares of Parent Common Stock are reserved for the grant of additional awards under the Parent Plans.

(b) All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. As of the close of business on August 22, 2025, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or Securities convertible into or exchangeable or exercisable for, or measured by reference to, capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 5.2, Section 5.2 of the Parent Disclosure Letter, in the Organizational Documents of Parent or resulting from any issuance after the date of this Agreement permitted by Section 6.2(b)(ii), and except for changes since August 22, 2025 resulting from the settlement of Parent RSU Awards or Parent PSU Awards there are outstanding: (1) no shares of capital stock or other voting Securities of Parent; (2) no Securities of Parent convertible into or exchangeable or exercisable for, or measured by reference to, shares of capital stock or other equity or voting Securities of Parent, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent is a party or by which it is bound in any case obligating Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other equity or voting Securities of Parent, or obligating Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except as set forth on Section 5.2(b) of the Parent Disclosure Letter, there are no stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent or any other Securities of Parent.

(c) As of the close of business on August 22, 2025, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from any Subsidiary of Parent any capital stock or other equity interests of any Subsidiary of Parent or Securities convertible into or exchangeable or exercisable for, or measured by reference to, capital stock of any Subsidiary of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth in this Section 5.2, Section 5.2 of the Parent Disclosure Letter or in the Organizational Documents of any Subsidiary of Parent, there are outstanding: (1) no shares of capital stock or other voting Securities of any Subsidiary of Parent; (2) no Securities of any Subsidiary of Parent convertible into or exchangeable or exercisable for, or measured by reference to, shares of capital stock or other equity or voting Securities of any Subsidiary of Parent, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which any Subsidiary of Parent is a party or by which it is bound in any case obligating any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other equity or voting Securities of any Subsidiary of Parent, or obligating any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(d) Section 5.2(d)(i) of the Parent Disclosure Letter sets forth as of the date hereof each direct and indirect Subsidiary of Parent. Except as set forth on Section 5.2(d)(ii) of the Parent Disclosure Letter, Parent or one of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding Securities of each Subsidiary of Parent, free and clear of any Encumbrances, other than Permitted Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or any transfer restrictions set forth in the Organizational Documents of such Subsidiary, and all of such Securities have been duly authorized and validly issued and are fully paid (to the extent required under the Organizational Documents of such entity), nonassessable (except to the extent non-assessability may be affected by Section 18-607 of the DLLCA, as applicable) and free of preemptive rights to the extent such concepts are applicable to the organizational type of a particular Subsidiary of Parent. As of the date of this Agreement, Parent has no obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries listed on Section 5.2(d) of the Parent Disclosure Letter.

(e) As of the date of this Agreement, (i) the authorized capital stock of Merger Sub Inc. consists of one hundred (100) shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent, and (ii) all of the issued and outstanding limited liability company interests of Merger Sub LLC are directly owned by Parent.

5.3 Authority; No Violations, Consents and Approvals.

(a) Each Parent Party has all requisite corporate or limited liability power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject, in the case of the Parent Stock Issuance, to obtaining the Parent Stockholder Approval. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of the Parent Parties (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub Inc., which shall occur immediately after the execution and delivery of this Agreement, and, with respect to the Parent Stock Issuance, the receipt of the Parent Stockholder Approval). This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each Parent Party, enforceable against such Parent Party in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Parent Board, by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of, holders of Parent Common Stock, (ii) approved, adopted and declared advisable this Agreement, the Voting and Support Agreements and the Transactions, including the Parent Stock Issuance, and (iii) resolve to make the Parent Board Recommendation. The Merger Sub Inc. Board has by unanimous vote (A) determined that this Agreement and the Transactions, including the First Company Merger, are fair to, advisable and in the best interests of, the sole stockholder of Merger Sub Inc. and (B) approved, adopted and declared advisable this Agreement and the Transactions, including the First Company Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub Inc., will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub Inc.

(b) The Parent Stockholder Approval and the Parent Preferred Stockholder Approval are the only approvals of the holders of any class or series of Parent’s capital stock or other Securities necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance. No holders of any class or series of Parent’s capital stock or other Securities have any dissenters’ or rights of appraisal relating to the consummation of any of the Transactions or this Agreement. Parent has delivered to the Company a true and accurate copy of the written consent with respect to the Parent Preferred Stockholder Approval in accordance with the Parent Organizational Documents, and such consent has not been modified, withdrawn or revoked in any respect.

(c) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of any of the Parent Parties (given receipt of the Parent Preferred Stockholder Approval and assuming that the Parent Stockholder Approval is obtained), (ii) with or without notice, lapse of time or both, result in a violation of, a termination under (or right of termination) or default under, or creation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of any Parent Party or any of their respective Subsidiaries under, any provision of any Parent Contract to which any Parent Party or any of their respective Subsidiaries is a party or by which the Parent Parties or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Parent Parties or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) and clause (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Parent Parties or their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions except for: (a) the filing of any Competition Law Notifications under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement/Prospectus and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificates of Merger with the Delaware Secretary of State; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Documents; Financial Statements.

(a) Parent has timely filed or furnished with the SEC all Parent SEC Documents, including all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, by Parent or any of its consolidated Subsidiaries, and all information, documents and agreements incorporated in any such document (but not including any document incorporated by reference into an exhibit), since January 1, 2023. As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, SOX, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of such Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (i) of Parent included in the Parent SEC Documents and (ii) to the knowledge of Parent, any other Person included in the Parent SEC Documents, in each case, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries or such Person, as applicable, as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries or such Person, as applicable, for the periods presented therein. For the avoidance of doubt, no representations or warranties are made by Parent pursuant to this Section 5.5(b) with respect to any financial statements or other financial information furnished by the Company and included in the Registration Statement or the Joint Proxy Statement/Prospectus.

(c) Parent has established and maintains disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. Parent has established and maintains internal control over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2025, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.

(d) Since January 1, 2024, neither Parent nor any of its consolidated Subsidiaries nor, to the knowledge of Parent, any auditor or Representative of Parent or any of its consolidated Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its consolidated Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its consolidated Subsidiaries has engaged in questionable accounting or auditing practices.

5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2024, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as set forth on Section 5.6(b) of the Parent Disclosure Letter, from December 31, 2024 through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance and (iii) neither Parent nor any of its Subsidiaries have taken, or agreed, committed, arranged, authorized or entered into any understanding to take any action that, if taken after the date of this Agreement would have a constituted a breach of any of the covenants set forth in Section 6.2(b)(i), 6.2(b)(ii) or 6.2(b)(iv).

5.7 No Undisclosed Material Liabilities. Except as set forth on Section 5.7 of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2024 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2024; (b) liabilities incurred in the ordinary course of business subsequent to December 31, 2024; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8 Information Supplied. None of the information supplied or to be supplied by the Parent Parties for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company Stockholders and to the Parent Stockholders, and at the time of the meeting of the Parent Stockholders to consider the approval of the Parent Stock Issuance (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement/Prospectus and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by any Parent Party with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

5.9 Parent Permits; Compliance with Applicable Law. Parent and its Subsidiaries hold, and at all times since January 1, 2023, have held, all permits, licenses, variances, exemptions, orders, franchises, authorizations, waivers, certifications, registrations and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such payment has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All of the Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened and the businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since January 1, 2023 have been conducted, in violation of any applicable Law, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Compensation; Benefits.

(a) Each of the material Employee Benefit Plans sponsored, maintained or contributed to by Parent, or with respect to which Parent has any liability or obligation (a “Parent Plan”) has been established, administered, funded and maintained in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) There are no Proceedings, actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans, except for such pending actions, suits or claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) All material contributions required to be made to the Parent Plans pursuant to their terms or applicable Law have been timely made.

(d) Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion or advisory letter) as to its qualification under the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Parent Plan. With respect to each Parent Plan, neither Parent, nor, to the knowledge of Parent, any other Person, has engaged in a transaction in connection with which Parent reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. Parent does not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in Parent’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(f) Parent does not sponsor, maintain, contribute to or have an obligation to contribute to, or have any liability with respect to (including on account of a member of its Aggregated Group) and no Parent Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(g) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Parent Plan provides any retiree or post-employment or post-service medical or life insurance benefits to any Person, and Parent does not have any obligation to provide such benefits.

5.11 Labor Matters.

(a) As of the date of this Agreement, (i) neither Parent nor any of its Subsidiaries is a party to nor bound by any collective bargaining agreement or other agreement with any labor union, works council, or similar employee representative, and no such agreements are currently being negotiated by Parent or any of its Subsidiaries; (ii) no employee of Parent or any of its Subsidiaries is represented by any labor union, works council, or similar employee representative with respect to such employee’s employment with Parent or any of its Subsidiaries, (iii) there is no pending union representation petition involving employees of Parent or any of its Subsidiaries, and (iv) Parent does not have knowledge of any activity or petition of any labor union (or representative thereof) or employee group (or representative thereof) to organize any such employees for purposes of collective bargaining or any such activity or petition since January 1, 2023.

(b) As of the date of this Agreement, there is no, and since January 1, 2023 there has been no, unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) As of the date of this Agreement, there is no, and since January 1, 2023 there has been no, strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent and each of its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, any current or former individual independent contractor, or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in each case other than any such matters described in this sentence that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2023, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.12 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) All Tax Returns required to be filed by Parent or any of its Subsidiaries have been timely filed (taking into account extensions of time for filing) and all such Tax Returns are true, correct and complete in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries have been paid in full or adequate reserves in respect thereof have been established on the financial statements of Parent in accordance with GAAP. Parent and each of its Subsidiaries has timely withheld and paid all Taxes required to be withheld and paid by it and all withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in all respects.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(iii) No audit, investigation or similar proceeding, is currently being conducted, pending or, to the knowledge of Parent, threatened with respect to Parent or any of its Subsidiaries in respect of any Tax.

(iv) There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity (other than those being contested in good faith through appropriate Proceedings and for which adequate reserves have been established on the financial statements of Parent in accordance with GAAP).

(v) Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Parent or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law) or as a transferee or successor, by reason of assumption or by operation of Law.

(vi) There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances.

(vii) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 or 482 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) deferred revenue accrued or prepaid amount received outside of the ordinary course of business on or prior to the Closing Date.

(b) Neither Parent nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement pursuant to which it will have any potential liability to any Person for Taxes after the Effective Time (excluding (i) any agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries and (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).

(c) Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2).

(d) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(e) Parent is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(f) As of the date hereof, neither Parent nor any of its Subsidiaries has any knowledge after reasonable diligence of any fact or circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

5.13 Litigation. Except for such matters as have not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14 Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not and has not since January 1, 2023 infringed upon or misappropriated any Intellectual Property of any other Person, except for such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of Parent Intellectual Property, including trade secrets and confidential information used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.15 Real Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Oil and Gas Properties of Parent, (a) Parent and its Subsidiaries have good, valid and Defensible Title to all material Real Property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material Real Property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property. Neither Parent or any its Subsidiaries has leased, subleased, licensed or otherwise granted any Person the right to use or occupy any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property or any portion thereof in a manner that would reasonably be expected to materially adversely affect the existing use or value of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use or value of the Parent Owned Real Property or Parent Material Leased Real Property by the Parent and its Subsidiaries in the operation of their respective businesses thereon.

5.16 Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all material obligations with respect to such Parent Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way or are located on Real Property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.17 Oil and Gas Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Ryder Scott Company, L.P. (the “Parent Independent Petroleum Engineers” and such reserve report, the “Parent Reserve Report”), relating to Parent’s and its Subsidiaries’ interests referred to therein as of December 31, 2024, (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of, other than sales or dispositions after the date hereof in accordance with Section 6.2, Parent and its Subsidiaries have Defensible Title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned (or purported to be held or owned) by Parent and its Subsidiaries. For purposes of the foregoing sentence, “Defensible Title” means that Parent’s or one or more of its Subsidiaries’, as applicable, record and/or customary beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which Parent or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (B) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown in the Parent Reserve Report for such Oil and Gas Properties except, in each case, for (I) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties and (II) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied to the Parent Independent Petroleum Engineers by or on behalf of Parent and its Subsidiaries for purposes of preparing the Parent Reserve Report that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of Parent or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds in accordance with applicable Law or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to Parents’ and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by the Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other Wells located on the Oil and Gas Leases of the Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by the Parent or any of its Subsidiaries related to such Wells and in accordance with applicable Law and the Parent Permits, and all drilling and completion (and plugging and abandonment) of such Wells and all related development, production and other operations have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts, applicable Law and the Parent Permits, except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of the Oil and Gas Properties of the Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

(g) Except as set forth in Section 5.17(g) of the Parent Disclosure Letter, to Parent’s knowledge, there are no Wells that constitute a part of Parent’s or its Subsidiaries’ Oil and Gas Properties for which Parent or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.

(h) As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on Parent, its Subsidiaries or any of Parent’s or its Subsidiaries’ Oil and Gas Properties and which Parent reasonably anticipates will individually require expenditures by Parent or its Subsidiaries in excess of $15,000,000 (net to Parent’s or its Subsidiaries’ interest).

5.18 Environmental Matters.

(a) Except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and its Subsidiaries and their respective operations and assets are, and since January 1, 2023 have been, in compliance with Environmental Laws, including obtaining, maintaining and complying with all Parent Permits required under Environmental Law;

(ii) Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(iii) There has been no Release of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Release has resulted or would be reasonably likely to result in liability to Parent under Environmental Law;

(iv) neither Parent nor any of its Subsidiaries has received any written notice, the subject matter of which is unresolved, asserting a violation of or liability or obligation under any Environmental Laws including any with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling;

(v) Parent and its Subsidiaries have not (A) generated, treated, stored, arranged for the disposal of, transported, or exposed any Person to any Hazardous Materials, so as to result in liability to Parent or its Subsidiaries under Environmental Law, or (B) assumed or provided an indemnity with respect to or otherwise become subject to any outstanding liability of any other Person under Environmental Laws or relating to Hazardous Materials; and

(vi) There have been no written reports of non-privileged environmental investigations, studies, site assessments, reviews, or audits that are in the possession or reasonable control of Parent or its Subsidiaries addressing environmental matters with respect to any of their operations or any property owned, operated or otherwise used by any of them that have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect that have not been delivered or otherwise made available to the Company.

5.19 Material Contracts.

(a) Except for any Oil and Gas Property, Oil and Gas Lease, top lease, lease ratification, lease extension, unitization agreement or other similar instruments burdening or constituting the chain of title to any Oil and Gas Property, each of the following contracts or other written or oral agreement, understanding or commitment of any nature, to or by which Parent or any of its Subsidiaries is a party or is bound (or to which any of their respective assets are bound) as of the date of this Agreement are herein referred to as the “Parent Contracts”:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (excluding Oil and Gas Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $15,000,000 or aggregate payments in excess of $30,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, or other contract restricting declaration and payment of dividends or distributions with respect to capital stock, payment of Indebtedness or other material obligations or liabilities, or make loans or advances or transfer any material properties or assets, other than agreements solely between or among Parent and its Subsidiaries;

(iv) each contract for lease of personal property or Real Property (excluding Oil and Gas Leases) involving annual payments in excess of $20,000,000 that is not terminable without penalty or other liability to Parent or any of its Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within ninety (90) days, other than contracts related to drilling rigs;

(v) each contract containing any area of mutual interest (but excluding areas of mutual interest under joint operating agreements that do not cover or include any lands outside the “contract area” thereunder), joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or require the disposition of any material assets or line of business of Parent, in each case, during any period of time after the Effective Time;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell), or swap or exchange of, any Oil and Gas Properties with a consideration in excess of $30,000,000, other than (A) the granting or entering into in the ordinary course of business of any Oil and Gas Property, Oil and Gas Lease, top lease, lease ratification, lease extension, unitization agreement or other similar instruments burdening or constituting the chain of title to any Oil and Gas Property, (B) contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business or (C) contracts related to an acquisition or sale that was completed prior to December 31, 2023 and do not contain any material surviving obligations of any party thereto;

(vii) each contract for any Derivative Transaction;

(viii) each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent or any of its Subsidiaries;

(ix) any contract the primary purpose thereof is or was to indemnify another Person;

(x) any contract that provides for a call, put or other option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, for a term of greater than forty-eight (48) months;

(xi) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $30,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xii) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes of any Hydrocarbons, water or any other product of Parent or and of its Subsidiaries (excluding “gas balancing” arrangements associated with customary joint operating agreements) that would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $30,000,000 in the aggregate during the 12-month period following the date of this Agreement;

(xiii) any contract (A) that provides for midstream services to, or the sale by the Parent or any of its Subsidiaries of Hydrocarbons that is (1) in excess of 2,000 gross barrels of oil equivalent per day (calculated on a per day yearly average basis) or (2) for a term greater than ten (10) years or (B) has a remaining term of greater than ninety (90) days and does not allow the Parent or such Subsidiary to terminate it without penalty to the Parent or such Subsidiary within ninety (90) days;

(xiv) each contract that obligates Parent or any of its Subsidiaries to make non-contingent aggregate annual expenditures that can reasonably be expected to result in excess of $30,000,000 or creates future payment obligations of the Company or any of its Subsidiaries that can reasonably be expected to result in excess of $30,000,000;

(xv) each agreement (A) under which Parent or any of its Subsidiaries has advanced or loaned, or proposes to advance or loan, any amount of money to any of its officers, directors, employees or consultants, any other Related Party or to any other Person in excess of $120,000 or (B) that is with a Related Party of Parent or any of its Subsidiaries with respect to which Parent or any of its Subsidiaries has, proposes to or reasonably expects that Parent and its Subsidiaries will make aggregate payments in excess of $120,000 or grants any material right to such Related Party, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any such Person;

(xvi) each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Parent or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of Parent and its Subsidiaries, taken as a whole;

(xvii) any acquisition or divestiture contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Report) that would reasonably be expected to result in aggregate payments in excess of $30,000,000; and

(xviii) any contract not entered into in the ordinary course of business that is a water rights agreement or disposal agreement or relates to the sourcing, transportation or disposal of water (including brine water and flowback water) produced from, or used in connection with the Oil and Gas Properties of Parent and its Subsidiaries, in each case, that (A) is not terminable without penalty upon thirty (30) days’ notice or less, (B) provides for an acreage dedication in excess of 1,000 gross surface acres or (C) that would reasonable be expected to result in payment by Parent or any of its Subsidiaries of an amount in excess of $15,000,000 over the remaining term of such agreement.

(b) Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.20 Derivative Transactions.

(a) Section 5.20 of the Parent Disclosure Letter contains a complete and correct list of all Derivative Transactions entered into by Parent or any of its Subsidiaries that are outstanding as of the date hereof. The Parent SEC Documents accurately summarize, in all material respects, all Derivative Transactions outstanding as of the date of this Agreement entered into by Parent or any of its Subsidiaries or for the account of any of its customers, in each case as of the date of this Agreement. All Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Parent and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

5.21 Insurance. Set forth on Section 5.21 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”). Each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to the Company prior to the date of this Agreement and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Parent Insurance Policies. All premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.22 Opinion of Financial Advisor. The Parent Board has received the opinion of Jefferies LLC addressed to the Parent Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of this Agreement, the Merger Consideration to be paid by Parent in the Transactions pursuant to this Agreement is fair, from a financial point of view, to Parent. The Special Committee of the Parent Board has received the opinion of Intrepid Partners, LLC that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to Parent. A copy of such opinions will be provided for informational purposes on a non-reliance basis by Parent to the Company promptly following the execution of this Agreement.

5.23 Brokers. Except for the fees and expenses payable to the institutions set forth on Section 5.23 of the Parent Disclosure Letter, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party.

5.24 Takeover Laws. No Takeover Law (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL ) applies with respect to Parent or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Parent or any of its Subsidiaries is subject, party or otherwise bound, or which applies with respect to Parent or any of its Subsidiaries in connection with this Agreement, the Stockholder Voting and Support Agreements, the Mergers or any of the other transactions contemplated hereby or thereby.

5.25 Merger Subs.

(a) Merger Sub Inc. is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the Effective Time, Merger Sub Inc. has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger.

(b) Merger Sub LLC is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Second Company Merger. Since the date of its formation and prior to the Second Company Merger Effective Time, Merger Sub LLC has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Second Company Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Company Merger.

5.26 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other Securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.27 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, no Parent Party nor any other Person on behalf of a Parent Party makes any express or implied representation or warranty with respect to the Parent Parties or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Parent Parties in this Article V, no Parent Party nor any other Person on behalf of the Parent Parties makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Parent Party or any of their respective Subsidiaries or their respective businesses; or (ii) any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that neither the Company nor any other Person on behalf of the Company has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to the Parent Parties, or any of their respective Representatives and that the Parent Parties have not relied upon any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Parent Parties acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Parent Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Mergers.

(a) Except (i) as set forth on Section 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and assets and preserve its existing relationships with its key customers, suppliers, lessors and others with which it has significant business dealings.

(b) Except (w) as set forth on the corresponding subsection of Section 6.1(b) of the Company Disclosure Letter, (x) as expressly permitted or required by this Agreement, (y) as may be required by applicable Law, or (z) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by or from a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or issue or authorize the issuance of any other Securities in respect of, in lieu of or in substitution for shares of capital stock of, other equity interests in, the Company or any of its Subsidiaries, other than, in each case, in respect of any Company Stock Options, Company RS Awards or Company PSU Awards outstanding on August 22, 2025, or issued after August 22, 2025 in accordance with this Agreement in accordance with their terms as in effect on such date or the date of such later issuance; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except as contemplated by any Employee Benefit Plan of the Company in each case existing and disclosed to Parent as of the date hereof;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any Securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Common Stock upon the exercise of any Company Stock Options, the settlement of any Company PSU Awards or other awards granted under the Company Equity Incentive Plan and outstanding on the date hereof in accordance with this Agreement; and (B) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company;

(iii) amend the Company’s Organizational Documents or amend the Organizational Documents of any of the Company’s Subsidiaries, in each case other than ministerial changes;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than a wholly owned Subsidiary of the Company merging with another wholly owned Subsidiary of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), (1) any business or any corporation, partnership, association or other business organization or division thereof for which the consideration is in excess of $15,000,000 (inclusive of assumed debt), individually or in the aggregate, or (2) any assets of any other Person, for which the consideration is in excess of $15,000,000 (inclusive of any assumed debt), individually or in the aggregate, in each case other than (x) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.1(b)(iv) of the Company Disclosure Letter, (y) acquisitions of inventory (which, for clarity, shall exclude any Oil and Gas Properties, any Real Property and any other assets other than equipment or materials used or consumed in the ordinary course of Company’s and its Subsidiaries’ business) in the ordinary course of business or (z) licenses in the ordinary course of business;

(v) sell, lease, swap, exchange, transfer, farmout, license, abandon, knowingly permit to lapse (except in the case of non-economic leases, for which the Company will provide Parent with prior written notice and a reasonable opportunity to extend at Parent’s cost), discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, abandon, knowingly permit to lapse (except in the case of non-economic leases, for which the Company will provide Parent with prior written notice and a reasonable opportunity to extend at Parent’s cost), discontinue or otherwise dispose of, any portion of its assets or properties for which the consideration is greater than $10,000,000, other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Section 6.1(b)(v) of the Company Disclosure Letter, (B) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (C) the sale of Hydrocarbons in the ordinary course of business or (D) the abandonment of uneconomic Wells and associated Oil and Gas Leases in the ordinary course of business;

(vi) authorize, recommend or adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, other than such transactions among the Company and any wholly owned Subsidiaries of the Company or among wholly owned Subsidiaries of the Company;

(vii) change in any material respect their accounting principles, practices or methods, except as required by GAAP or applicable Law;

(viii) (A) settle or compromise any material Proceeding relating to Taxes, (B) make, revoke or change any material election for Tax purposes except in the ordinary course of business consistent with past practice, (C) file any material Tax Return in a manner materially inconsistent with past practice or file any material amended Tax Return, (D) surrender any right to claim a material Tax refund, (E) enter into any material closing agreement with respect to Taxes, or (F) consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(ix) (A) grant any increases in, or accelerate the time of payment, vesting or funding of, the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual service providers, except as required by applicable Law or a Company Plan existing as of the date hereof; (B) pay or agree to pay to any director, officer, employee or individual service provider, whether past or present, any severance (including adding any participants to any severance plan or arrangement maintained by the Company or any of its Subsidiaries), equity or equity-based incentive awards, transaction or retention bonuses, pension, retirement allowance or other compensation or employee benefit not required by any Company Plan existing as of the date hereof; (C) hire, promote, engage, or terminate (other than for cause) any employee or individual service provider receiving (or who would receive upon hire) an annualized base salary or fixed compensation of more than $100,000; (D) enter into any new, or materially amend any existing, employment or severance or termination agreement with any director, officer, employee or individual service provider, except (x) as required by applicable Law or a Company Plan existing as of the date hereof or (y) employment agreements or offer letters for individuals hired as permitted by the immediately preceding clause (C) provided in the ordinary course of business consistent with past practice that follow in all material respects the applicable form of employment agreement or offer letter made available to Parent and do not provide for any severance entitlements or any change-

in-control or other entitlements payable in connection with the transactions contemplated by this Agreement; (E) establish, adopt or enter into any Company Plan which was not in existence or approved by the Company Board prior to the date of this Agreement, or terminate or materially amend any such plan or arrangement in existence on the date of this Agreement (or any plan or arrangement that would be a Company Plan if in effect on the date of this Agreement); (F) loan or advance any money to any director, officer, employee or individual service provider or grant to any such individual a tax “gross-up” or similar entitlement, (G) undertake any employment losses that create, or would reasonably be expected to create, obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local Law, (H) modify, extend or enter into any collective bargaining agreement or other agreement with any labor union, works council, or similar employee representative, or (I) recognize or certify any labor unions, trade unions, works councils, or other employee representatives or other labor organizations as the bargaining representative for any employees of the Company or any of its Subsidiaries, or enter into any contracts or arrangements with any such representative;

(x) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any material property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities in the ordinary course of business (excluding borrowings to fund returns of capital and acquisitions not otherwise permitted under this Agreement) (provided, that, the Company shall provide the Parent with (i) monthly updates of the amount of Indebtedness outstanding under their existing credit facilities as soon as practicable and, in any event, within three (3) Business Days after the end of each calendar month and (ii) notice, as soon as reasonably practicable, of any incurrences of Indebtedness under their existing credit facilities in excess of $20,000,000) as soon as practicable and, in any event, within three (3) Business Days after such incurrence, (2) by the Company that is owed to any wholly owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or any wholly owned Subsidiary of the Company, (3) additional Indebtedness in an amount not in excess of $15,000,000, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xi) make or commit to make any capital expenditures that are, in the aggregate greater than 110% of the quarterly budgeted amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget set forth in Section 6.1(b)(xi) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or to prevent imminent and substantial harm to the safety of individuals, assets or the environment (provided that the Company shall notify Parent of any such expenditure as soon as reasonably practicable);

(xii) settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $1,000,000 in the aggregate or if such settlement (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by the Company or any Subsidiary of the Company or (C) has a materially restrictive impact on the business of the Company or any of its Subsidiaries;

(xiii) enter into any new line of business that is materially different from the businesses of the Company and its Subsidiaries as of the date hereof;

(xiv) other than in the ordinary course of business consistent with past practice, with respect to amounts that are not material the Company and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries;

(xv) other than in the ordinary course of business consistent with past practice, (A) enter into or assume any contract that would have been a Company Contract (excluding any Company Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Company Contract (excluding any Company Plan) or any contract (excluding any Company Plan) that would have been a Company Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Company Contract;

(xvi) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the Material Company Insurance Policies to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xvii) enter into any Derivative Transaction other than in the ordinary course of business;

(xviii) take any action that would or would reasonably be expected to prevent, materially impede or materially delay the Mergers and the consummation of the Transactions; or

(xix) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Mergers.

(a) Except (i) as set forth on Section 6.2 of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and assets and preserve its existing relationships with its key customers, suppliers, lessors and others with which it has significant business dealings.

(b) Except (w) as set forth on the corresponding subsection of Section 6.2(b) of the Parent Disclosure Letter, (x) as expressly permitted or required by this Agreement, (y) as may be required by applicable Law, or (z) otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (x) dividends and distributions by or from a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly owned Subsidiary of Parent and (y) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock with record and payment dates consistent with past practice not to exceed $0.12 per share of Parent Common Stock per quarter; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, other equity interests in, Parent or any of its Subsidiaries, other than, in each case, in respect of any Parent RSU Awards or Parent PSU Awards outstanding on August 22, 2025, or issued after August 22, 2025 in accordance with this Agreement in accordance with their terms as in effect on such date or the date of such later issuance; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except as contemplated by any Employee Benefit Plan of Parent in each case existing as of the date hereof;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any Securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Common Stock upon the settlement of any Parent RSU Awards or Parent PSU Awards outstanding on the date hereof or issued in compliance with clause (C) below; (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent; and (C) issuances of Parent RSU Awards or Parent PSU Awards or other awards granted under Parent’s or its Subsidiaries’ equity incentive plans to employees, directors and other service providers in the ordinary course of business and in amounts consistent with past practice;

(iii) amend Parent’s Organizational Documents or amend the Organizational Documents of any of Parent’s Subsidiaries, in each case other than ministerial changes;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than a wholly owned Subsidiary of Parent merging with another wholly owned Subsidiary of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), (1) any business or any corporation, partnership, association or other business organization or division thereof for which the consideration is in excess of $250,000,000, individually or in the aggregate, or (2) any assets of any other Person, for which the consideration is in excess of $250,000,000, individually or in the aggregate, in each case other than (x) pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement or other such potential transaction to the extent set forth on Section 6.2(b)(iv) of the Parent Disclosure Letter, (y) acquisitions of inventory (which, for clarity, shall exclude any Oil and Gas Properties, any Real Property and any other assets other than equipment or materials used or consumed in the ordinary course of Parent’s and its Subsidiaries’ business) in the ordinary course of business or pursuant to existing contracts or (z) licenses in the ordinary course of business;

(v) authorize, recommend or adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among Parent and any wholly owned Subsidiaries of Parent or among wholly owned Subsidiaries of Parent;

(vi) change in any material respect their accounting principles, practices or methods, except as required by GAAP or applicable Law;

(vii) (A) amend, modify, supplement, waive or terminate any existing agreement (other than this Agreement and the Stockholder Voting and Support Agreements) to which Parent is party, on the one hand, and Affiliates of KKR & Co. Inc. is a party, on the other hand (including the Management Agreement) (each, a “Parent Affiliate Material Contract”), or (B) enter into any new Parent Affiliate Material Contract, in each case of the foregoing clauses (A) and (B), solely to the extent such action would, assuming the consummation of the Mergers, (i) have the effect of disproportionately reducing the benefits to be received by the Company Stockholders as holders of Parent Common Stock under the Management Agreement Amendment or (ii) otherwise have a material adverse effect on the economic rights of the Company Stockholders as holders of Parent Common Stock; provided, however that Parent may enter into, amend, modify, supplement, waive or terminate any Parent Affiliate Material Contract in the ordinary course of business consistent with past practice;

(viii) take any action that would or would reasonably be expected to prevent, materially impede or materially delay the Mergers and the consummation of the Transactions; or

(ix) agree to take any action that is prohibited by this Section 6.2(b).

6.3 No Solicitation by the Company.

(a) From and after the date of this Agreement, the Company will, and will cause its Subsidiaries and its and their respective officers and directors to, and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Company Competing Proposal. The Company will promptly terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Person.

(b) From and after the date of this Agreement, (i) the Company will not, and will cause its Subsidiaries and its and their respective officers and directors to, and will use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (A) initiate, solicit or knowingly encourage any inquiry or the making of a Company Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to a Company Competing Proposal, (C) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (D) enter into any letter of intent or agreement in principal, or other agreement relating to, or providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(d)(ii) entered into in compliance with Section 6.3(d)(ii)) or (E) submit any Company Competing Proposal to the approval of the stockholders of the Company, and (ii) the Company Board and any committee thereof will not (A) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation (it being understood that any failure to publicly, and without qualification, reaffirm the Company Board Recommendation, in each case, within ten (10) Business Days after a Company Competing Proposal is made public if requested by Parent to do so will be deemed a withdrawal of the Company Board Recommendation for the purposes hereof), (B) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt, endorse or recommend any Company Competing Proposal or (D) publicly declare advisable or publicly propose to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(d)(ii) entered into in compliance with Section 6.3(d)(ii)), (E) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or its Subsidiaries) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholder on or prior to ten (10) Business Days after commencement of such tender offer or exchange offer, or (F) cause or permit the Company to enter into any of the agreements contemplated in subclause (i)(D) (the taking of any action described in clause (ii) being referred to as a “Company Change of Recommendation”).

(c) From and after the date of this Agreement, the Company shall advise Parent in writing of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person) (in each case within twenty-four (24) hours thereof), and the Company shall provide to Parent (within such twenty-four (24) hour time frame) either (i) an unredacted copy of any such Company Competing Proposal or (ii) if the Company Competing Proposal is not made in writing, a written summary of the material financial and other terms of such Company Competing Proposal. The Company shall (A) keep Parent reasonably informed (within twenty-four (24) hours thereof) with respect to the status and material terms of any such Company Competing Proposal, and any material requests, changes or developments to the status or terms of any such discussions or negotiations and (B) provide to Parent (within twenty-four (24) hours thereof) copies of all material written correspondence and other material written materials provided to the Company, its Subsidiaries or any of their respective Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information to or engaging in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i) after consultation with its outside legal counsel, make such disclosures as the Company Board or any committee thereof determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act, to the extent applicable, or other applicable federal securities Laws; provided, however, this Section 6.3(d)(i) shall not be deemed to permit the Company Board to make a Company Change of Recommendation except to the extent permitted by Section 6.3(e);

(ii) prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Section 6.3(b)(i)(B) and 6.3(b)(i)(C) with any Person who has made a written, bona fide Company Competing Proposal (which has not resulted from a breach of the obligations set forth in this Section 6.3); provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in any material respect in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its outside legal counsel; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or otherwise complying with the provisions of this Section 6.3, (B) that any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within twenty-four (24) hours after)) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii) prior to the receipt of the Company Stockholder Approval, in response to a Company Competing Proposal (which has not resulted from a breach of the obligations set forth in this Section 6.3), if the Company Board (or any committee thereof) so chooses, cause the Company to effect a Company Change of Recommendation or terminate this Agreement, if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Mergers proposed by Parent in response to such Company Competing Proposal), and not taking such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary obligations to the Company Stockholders under applicable Law, (B) the Company shall have given written notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, including a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents and, that the Company intends to take such action, and during the period ending on the fourth Business Day after the date on which such notice is given to Parent, Company shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction so that the Company Competing Proposal that is the subject of the Company Superior Proposal ceases to be a Company Superior Proposal and (C) Parent within the period described in the foregoing clause (B) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that (x) the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal and (y) failing to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the Company Board’s fiduciary obligations to the Company Stockholders under applicable Law; provided, however, that each time material modifications to the terms of a Company Competing Proposal determined to be a Company Superior Proposal are made (it being agreed that any change to the financial terms of a Company Competing Proposal shall constitute a material modification to such Company Competing Proposal) the time period set forth in clause (B) prior to which the Company may effect a Company Change of Recommendation or terminate this Agreement shall be extended for two (2) Business Days after notification of such change to Parent; and

(iv) prior to the receipt of the Company Stockholder Approval, (A) seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a Company Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board or any committee thereof to make an informed determination under Section 6.3(d)(ii) and (B) inform such Person or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(v) Notwithstanding anything to the contrary, a breach of this Section 6.3 by a director or officer of the Company or any of its Subsidiaries, in each case, shall be deemed to be a breach by the Company. If any director or officer of the Company becomes aware of any breach of this Section 6.3 by any other Representative of the Company or any of its Subsidiaries, the Company shall use reasonable best efforts to promptly (and in any event within five (5) Business Days of acquiring knowledge thereof) cure such breach, to the extent it is capable of being cured

(e) Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board (or any committee thereof) so chooses, effect a Company Change of Recommendation if prior to taking such action (i) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with or violate its fiduciary obligations to Company Stockholders under applicable Law, (ii) the Company shall have given written notice to Parent at least four (4) Business Days before taking any action that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and (iii) the Company shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction to obviate the need for the Company Board to effect a Company Change of Recommendation, and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the fourth Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board (or any committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary obligations to Company Stockholders under applicable Law; provided however, that each time there is a material change regarding any Company Intervening Event, the time period set forth in the foregoing clause (A) prior to which the Company may effect a Company Change of Recommendation shall be extended for two (2) Business Days after notification of such change to Parent.

(f) From and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, however, that the Company shall be permitted to waive any such provision solely to the extent necessary to permit any party thereto to communicate privately to the Company Board and its Representatives.

6.4 No Solicitation by Parent.

(a) From and after the date of this Agreement, Parent will, and will cause its Subsidiaries and its and their respective officers and directors to, and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to a Parent Competing Proposal. Parent will promptly terminate any physical and electronic data access related to any such potential Parent Competing Proposal previously granted to such Person.

(b) From and after the date of this Agreement, (i) Parent will not, and will cause its Subsidiaries and its and their respective officers and directors to, and will use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (A) initiate, solicit or knowingly encourage any inquiry or the making of a Parent Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to a Parent Competing Proposal, (C) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to a Parent Competing Proposal, (D) enter into any letter of intent or agreement in principal, or other agreement relating to, or providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(d)(ii) entered into in compliance with Section 6.4(d)(ii)) or (E) submit any Parent Competing Proposal to the approval of the stockholders of Parent, and (ii) the Parent Board and any committee thereof will not (A) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation (it being understood that any failure to publicly, and without qualification, reaffirm the Parent Board Recommendation, in each case, within ten (10) Business Days after a Parent Competing Proposal is made public if requested by the Company to do so will be deemed a withdrawal of the Parent Board Recommendation for the purposes hereof), (B) fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend, or publicly recommend or announce any intention to approve, adopt, endorse or recommend any Parent Competing Proposal or (D) publicly declare advisable or publicly propose to enter into any letter of intent or agreement in principle, or other agreement relating to, or providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(d)(ii) entered into in compliance with Section 6.4(d)(ii)), (E) in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or its Subsidiaries) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholder on or prior to ten (10) Business Days after commencement of such tender offer or exchange offer, or (F) cause or permit Parent to enter into any of the agreements contemplated in subclause (i)(D) (the taking of any action described in clause (b)(i) being referred to as a “Parent Change of Recommendation”).

(c) From and after the date of this Agreement, Parent shall advise the Company in writing of the receipt by Parent of any Parent Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person) (in each case within twenty-four (24) hours thereof), and Parent shall provide to the Company (within such twenty-four (24) hour time frame) either (i) an unredacted copy of any such Parent Competing Proposal or (ii) if Parent Competing Proposal is not made in writing, a written summary of the material financial and other terms of such Parent Competing Proposal. Parent shall (A) keep the Company reasonably informed (within twenty-four (24) hours thereof) with respect to the status and material terms of any such Parent Competing Proposal, and any material requests, changes or developments to the status or terms of any such discussions or negotiations and (B) provide to the Company (within twenty-four (24) hours thereof) copies of all material written correspondence and other material written materials provided to Parent, its Subsidiaries or any of their respective Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information to or engaging in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Notwithstanding anything in this Agreement to the contrary, Parent, directly or indirectly through one or more of its Representatives, may:

(i) after consultation with its outside legal counsel, make such disclosures as the Parent Board or any committee thereof determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act, to the extent applicable, or other applicable federal securities Laws; provided, however, this Section 6.4(d)(i) shall not be deemed to permit the Parent Board to make a Parent Change of Recommendation except to the extent permitted by Section 6.4(e);

(ii) prior to the receipt of the Parent Stockholder Approval, engage in the activities prohibited by Section 6.4(b)(i)(B) and 6.4(b)(i)(C) with any Person who has made a written, bona fide Parent Competing Proposal (which has not resulted from a breach of the obligations set forth in this Section 6.4); provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in any material respect in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its outside legal counsel; provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to the Company in accordance with this Section 6.4 or otherwise complying with the provisions of this Section 6.4, (B) that any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within twenty-four (24) hours after)) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Competing Proposal is, or could reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking any such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(iii) prior to the receipt of the Parent Stockholder Approval, in response to a Parent Competing Proposal (which has not resulted from a breach of the obligations set forth in this Section 6.4), if the Parent Board (or any committee thereof) so chooses, cause Parent to effect a Parent Change of Recommendation, if prior to taking such action (A) the Parent Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal (taking into account any adjustment to the terms and conditions of the Mergers proposed by the Company in response to such Parent Competing Proposal), and not taking such action would be reasonably likely to be inconsistent with the Parent Board’s fiduciary obligations to the Parent Stockholders under applicable Law, (B) Parent shall have given written notice to the Company that Parent has received such proposal, specifying the material terms and conditions of such proposal, including a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents and, that Parent intends to take such action, and during the period ending on the fourth Business Day after the date on which such notice is given to the Company, Parent shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with the Company (to the extent the Company desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction so that the Parent Competing Proposal that is the subject of the Parent Superior Proposal ceases to be a Parent Superior Proposal and (C) the Company within the period described in the foregoing clause (B) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by Parent, the Parent Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that (x) the Parent Competing Proposal remains a Parent Superior Proposal with respect to the Company’s revised proposal and (y) failing to make a Parent Change of Recommendation or taking such action would be reasonably likely to be inconsistent with the Parent Board’s fiduciary obligations to the Parent Stockholders under applicable Law; provided, however, that each time material modifications to the terms of a Parent Competing Proposal determined to be a Parent Superior Proposal are made (it being agreed that any change to the financial terms of a Parent Competing Proposal shall constitute a material modification to such Parent Competing Proposal) the time period set forth in clause (B) prior to which Parent may effect a Parent Change of Recommendation shall be extended for two (2) Business Days after notification of such change to Parent; and

(iv) prior to the receipt of the Parent Stockholder Approval, (A) seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a Parent Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Parent Board or any committee thereof to make an informed determination under Section 6.4(d)(ii) and (B) inform such Person or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(v) Notwithstanding anything to the contrary, a breach of this Section 6.4 by a director or officer of Parent or any of its Subsidiaries, in each case, shall be deemed to be a breach by Parent. If any director or officer of Parent becomes aware of any breach of this Section 6.4 by any other Representative of Parent or any of its Subsidiaries, Parent shall use reasonable best efforts to promptly (and in any event within five (5) Business Days of acquiring knowledge thereof) cure such breach, to the extent it is capable of being cured.

(e) Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board (or any committee thereof) so chooses, effect a Parent Change of Recommendation if prior to taking such action (i) Parent Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with or violate its fiduciary obligations to Parent Stockholders under applicable Law, (ii) Parent shall have given written notice to the Company at least four (4) Business Days before taking any action that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will reasonably describe such Parent Intervening Event) and that Parent intends to effect a Parent Change of Recommendation, and (iii) Parent shall, and shall cause its Representatives to be made reasonably available to, negotiate in good faith with the Company (to the extent the Company desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction to obviate the need for the Parent Board to effect a Parent Change of Recommendation, and either (A) the Company shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Parent Stockholders Meeting and the fourth Business Day after the date on which such notice is given to the Company, or (B) if the Company within the period described in the foregoing clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by Parent, the Parent Board (or any committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Parent Board to effect a Parent Change of Recommendation and that the failure to make a Parent Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary obligations to Parent Stockholders under applicable Law; provided however, that each time there is a material change regarding any Parent Intervening Event, the time period set forth in the foregoing clause (A) prior to which Parent may effect a Parent Change of Recommendation shall be extended for two (2) Business Days after notification of such change to the Company.

(f) From and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, Parent shall not, and shall cause its Subsidiaries not to, terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, however, that Parent shall be permitted to waive any such provision solely to the extent necessary to permit any party thereto to communicate privately to the Parent Board and its Representatives.

6.5 Preparation of Joint Proxy Statement/Prospectus and Registration Statement.

(a) Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub Inc. and Merger Sub LLC) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement/Prospectus and any amendments or supplements thereto used by the Company to obtain the adoption by the Company Stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement and Joint Proxy Statement/Prospectus and any amendments or supplements thereto.

(b) As soon as practicable (and in no event later than thirty (30) days following the date hereof), the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Joint Proxy Statement/Prospectus relating to the Mergers and the other Transactions, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement/Prospectus will be a part in preliminary form and which Joint Proxy Statement/Prospectus shall contain the Company Board Recommendation (unless a Company Change of Recommendation occurs)). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Mergers. As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC and the effectiveness of the Registration Statement, each of Parent and the Company will cause the Joint Proxy Statement/Prospectus to be filed in definitive form with the SEC and transmitted to the holders of Parent Common Stock and Company Common Stock, respectively. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Parent and the Company shall make all necessary filings with respect to the Mergers and the other Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order or the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other Party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the Company Stockholders and the Parent Stockholders.

6.6 Requisite Approvals. Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub Inc. in accordance with applicable Law and the Organizational Documents of Merger Sub Inc. and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement and the Transactions on behalf of Merger Sub Inc. Concurrently with the execution of this Agreement, Parent has, in accordance with applicable Law and the Organizational Documents of Merger Sub LLC, in its capacity as the sole member of Merger Sub LLC, delivered to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Merger Sub LLC.

6.7 Stockholders Meetings.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Except as permitted by Section 6.3, the Company Board shall recommend that the Company Stockholders vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from Company Stockholders proxies in favor of the adoption of this Agreement and use reasonable best efforts to secure the vote or consent of the Company Stockholders required by the Organizational Documents of the Company, the rules of the NYSE or applicable Laws, and the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Company Board has made the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary, based on good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Company Stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that without the prior written consent of Parent, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that, solely in the case of clause (i)(B) or clause (ii), the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Company Stockholders with respect thereto. The Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company Stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Without limiting the generality of the foregoing, but subject to Section 6.3, Company agrees that (i) its obligations pursuant to the first two sentences of this Section 6.7(a) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Company of any Company Competing Proposal or (B) any Company Change of Recommendation and (ii) no Company Competing Proposal shall be presented to the Company Stockholders for approval at the Company Stockholders Meeting or any other meeting of the Company Stockholders.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Except as permitted by Section 6.4, the Parent Board shall recommend that the Parent Stockholders vote in favor of the approval of the Parent Stock Issuance at the Parent Stockholders Meeting and the Parent Board shall solicit from Parent Stockholders proxies in favor of the approval of the Parent Stock Issuance and use reasonable best efforts to secure the vote or consent of the Parent Stockholders required by the Organizational Documents of Parent, the rules of the NYSE or applicable Laws, and the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board has made the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary, based on good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Parent Stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that without the prior written consent of the Company, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that, solely in the case of clause (i)(B) or clause (ii), the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent Stockholders with respect thereto. The Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent Stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Without limiting the generality of the foregoing, but subject to Section 6.4, Parent agrees that (i) its obligations pursuant to the first two sentences of this Section 6.7(b) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Parent of any Parent Competing Proposal or (B) any Parent Change of Recommendation and (ii) no Parent Competing Proposal shall be presented to the Parent Stockholders for approval at the Parent Stockholders Meeting or any other meeting of the Parent Stockholders.

(c) The Company and Parent shall cooperate and use reasonable best efforts to set the record dates for, schedule and convene the Company Stockholders Meeting and the Parent Stockholders Meeting on the same dates. The Company and Parent each agrees (i) to provide the other party reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to the other party one day prior to the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, and on the day of, but prior to the Company Stockholders Meeting or the Parent Stockholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, have been obtained.

6.8 Access to Information.

(a) Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties; provided, however, that the Company or Parent, as applicable, shall inform the other party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to attempt to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Notwithstanding the foregoing provisions of this Section 6.8(a), each Party shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement. Notwithstanding the foregoing, each Party shall not have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, each Party shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party, which may be granted or withheld in the other Party’s sole discretion. Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.8(a) for any purpose unrelated to the consummation of the Transactions.

(b) The Confidentiality Agreement dated as of June 17, 2025 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder.

6.9 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.9(b) and (c), and not this Section 6.9(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than twenty-five (25) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. As promptly as reasonably practicable, the Parties shall, and shall cause any of their respective Affiliates to, make the filings and notifications as may be required by foreign competition Laws and merger regulations (the “Competition Law Notifications”). Each of Parent and the Company shall, and shall cause any of their respective Affiliates to, cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each, and shall cause any of their respective Affiliates to, use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under the HSR Act or any Competition Law Notifications. Parent and the Company shall each, and shall cause any of their respective Affiliates to, use its reasonable best efforts to respond appropriately to any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act, any Competition Law Notifications or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall, and shall cause any of their respective Affiliates to, keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority, and provide the other party an opportunity to review and comment on proposed submissions thereto. Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets); provided, however, that any such action may, at the discretion of either Party, be conditioned upon consummation of the Mergers (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Mergers, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Mergers, fails to do so by the End Date. In the event that any action is threatened or instituted challenging the Mergers as violative of any Antitrust Law, Parent and the Company shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent and the Company shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. Notwithstanding anything to the contrary in this Section 6.9(b), in no event shall any Parent Party or the Company be required or permitted to take, or cause to be taken, any action that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect to the Closing (it being understood that for purposes of this sentence, Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect to the Closing, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement). The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.9(b) so as to preserve any applicable privilege.

(c) Parent, Merger Sub Inc. and Merger Sub LLC shall not take agree or consummate any acquisition that would reasonably be expected to materially hinder or materially delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act, any Competition Law Notifications or any other applicable Antitrust Law.

6.10 Employee Matters.

(a) For a period of twelve (12) months (the “Transition Period”) following the Effective Time, Parent shall cause the individuals who are employed as of immediately prior to the Effective Time by the Company or a Subsidiary thereof (the “Company Employees”) and who remain employed by Parent or any of its Subsidiaries as of the Effective Time (including the Surviving Corporation or any of its Subsidiaries) to be provided with (i) a base salary or hourly wage, as applicable, and target short-term cash incentive compensation opportunities (other than equity or equity-based or retention, change in control, special, one-time or similar cash opportunities) that, in the aggregate, are no less favorable than as provided to such Company Employee as of immediately prior to the Effective Time, (ii) equity or equity-based compensation and long-term incentive compensation no less favorable than those provided from time to time to similarly situated employees of Parent and its Subsidiaries, and (iii) other employee benefits (excluding any equity or equity-based compensation, long-term incentive compensation, change in control, transaction and retention bonuses and payments or other special, one-time or similar cash opportunities, non-qualified deferred compensation, and defined benefit pension and post-termination and retiree medical or other welfare benefits), in the aggregate, that are, at Parent’s discretion, (A) substantially similar to those provided to such Company Employee as of immediately prior to the Effective Time under the Company Plans or (B) no less favorable than those provided from time to time to similarly situated employees of Parent and its Subsidiaries (in each case of clauses (A) and (B), subject to the same exclusions).

(b) If the Closing Date occurs in calendar year 2025, then Parent shall ensure, or shall cause its Subsidiaries (including the Surviving Corporation) to ensure, that each Company Employee receives an annual bonus in respect of the fiscal year in which the Closing Date occurs in an amount equal to the greater of the Company Employee’s target bonus or actual performance through the Effective Time under the applicable bonus arrangements of the Company as of the date hereof (the “2025 Annual Bonus”), subject to the Company Employee’s continued employment through the payment date; provided that any Company Employee whose employment is terminated without “cause” (as defined in the Company Equity Incentive Plan) shall receive a 2025 Annual Bonus, subject to the Company Employee’s execution and non-revocation of a customary release of claims; provided, further, that 2025 Annual Bonus payments shall paid no later than March 15, 2026.

(c) With respect to each Parent Plan in which any of the Company Employees participate following the Effective Time, the Company Employees shall be given credit for all purposes under such Parent Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, including vesting (other than with respect to future equity or equity-based incentives or other incentive compensation arrangements), eligibility, and severance, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to give service credit for long term disability coverage purposes for the Company Employees’ service with the Company and its Subsidiaries.

(d) From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Parent Plan to the extent such Company Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Effective Time, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Company Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and credited to such person, in each case, to the extent permitted by the applicable insurance plan provider.

(e) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to assume and honor their respective obligations under all employment, severance, change in control and other similar agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee, that are in effect as of the Effective Time.

(f) Prior to the Closing Date, if requested by Parent in writing at least ten (10) days prior to the Closing Date, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (each, a “Company 401(k) Plan”) to be terminated effective no later than the Business Day preceding the Closing Date and contingent on the occurrence of the Effective Time, (ii) all participants to fully vest in their account balances under the Company 401(k) Plan effective as of such termination date, (iii) all contributions to the Company 401(k) Plan to cease effective as of such termination date (other than contributions allocable to periods of service prior to such termination date, matching contributions on such participant contributions (including any true-up matching contributions), participant loan repayments, and any required corrective contributions) and (iv) Parent to be named as the plan administrator of the Company 401(k) Plan effective as of the Closing Date. Prior to the adoption or execution thereof, the Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 6.10 and shall consider in good faith any reasonable comments thereon made by Parent. In the event that the Company 401(k) Plan is terminated as set forth in this Section 6.10, as soon as administratively practicable following the Effective Time, Parent shall use commercially reasonable efforts to take any and all actions as may be reasonably required to (A) cause a defined contribution plan of Parent or Subsidiary of Parent that is intended to be qualified under Section 401(a) of the Code (each, a “Parent 401(k) Plan”) to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code), if so elected by the applicable Company Employee, from the applicable Company 401(k) Plan in an amount equal to the full account balance (including any participant loans) distributed or distributable to the applicable Company Employee from the Company 401(k) Plan, and (B) cause each applicable Company Employee who was participating in the Company 401(k) Plan immediately prior to the Closing Date to be able to participate in the applicable Parent 401(k) Plan as soon as administratively practicable, but in no event more than thirty (30) days, following the Closing Date (giving effect to the service crediting provisions of Section 6.10).

(g) For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Effective Time occurs, Parent, the Surviving Corporation or one of its Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by such Company Employee as of immediately prior to the Effective Time for the calendar year in which the Effective Time occurs. Each such Company Employee will be permitted to use such vacation days and other paid time off in accordance with Parent’s or its applicable Subsidiary’s policies, as in effect from time to time.

(h) Nothing in this Section 6.10, expressed or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, any right, benefit or remedy of any nature whatsoever (including any right to employment or services, or continued employment or services, with Parent, the Company, or any of their respective Subsidiaries) under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Company Plan or other benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any Company Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ or engage any Company Employee for any period following the Effective Time.

(i) Prior to making any broad-based communication to Company Employees pertaining to post-Effective Time employment, compensation or benefit matters or the treatment of Company equity awards provided in Section 3.3, the Company or Parent, as applicable, shall provide the applicable counterparty with a copy of the intended communication, such counterparty shall have a reasonable period of time to review and comment on the communication, and the Company or Parent, as applicable, shall consider in good faith any reasonable comments provided by the counterparty.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Company shall, jointly and severally, indemnify, defend and hold harmless in the same manner as provided by the Company, Parent or any of their respective Subsidiaries immediately prior to the date of this Agreement each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company, Parent or any of their respective Subsidiaries or who acts as a fiduciary under any Company Plan, Parent Plan or any of their respective Subsidiaries, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company, Parent or any of their respective Subsidiaries, a fiduciary under any Company Plan, Parent Plan or any of their respective Subsidiaries, or is or was serving at the request of the Company, Parent or any of their respective Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Company shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s or Parent’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) each of Parent and the Surviving Company shall use its reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.11, upon learning of any such Proceeding, shall notify Parent or the Surviving Company (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.11 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or the Surviving Company under this Section 6.11, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or the Surviving Company, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Company or the Indemnified Person within the last three (3) years. Notwithstanding the foregoing and except as provided in Section 6.11(e), this Section 6.11(a) shall not require Parent or the Surviving Company to indemnify, defend or hold harmless or advance expenses to any Indemnified Person in connection with any Proceeding (or part thereof) initiated by such Indemnified Persons.

(b) Parent and the Surviving Company shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Company in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Company or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Company to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company, Parent or any of their respective Subsidiaries and any of directors or officers of the Company, Parent or any of their respective Subsidiaries existing and in effect immediately prior to the date of this Agreement.

(c) To the fullest extent permitted by Law, Parent and the Surviving Company shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.11(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.11 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Unless otherwise agreed between Parent and the Surviving Company prior to the Closing, the Company will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies in favor of the Company’s Indemnified Persons with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s or Parent’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s or Parent’s existing policies, as applicable with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided that in no event shall the Parent and the Surviving Company collectively be required to spend in an aggregate annual premium amount of more than 300% of the amount of the annual premium paid by the Company for fiscal year 2024 for such purpose for the six (6) years of coverage under such insurance policy.

(e) In the event that Parent or the Surviving Company or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.11. The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.11, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.11 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company, Parent or any of its respective Subsidiaries, or under any applicable contracts or Law. Parent and the Surviving Company shall pay all reasonable and documented out of pocket expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.11, unless it is ultimately determined that such Indemnified Person is not entitled to such indemnity.

6.12 Agreement to Defend; Stockholder Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced, or to the knowledge of Parent or the Company, as applicable, is threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties agree to promptly notify the other, keep the other reasonably informed with respect to the status thereof and cooperate and use their reasonable best efforts to defend against and respond thereto. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any of the foregoing litigation and shall consider in good faith Parent’s advice with respect to any of the foregoing litigation; provided that the Company shall not offer to agree or settle any of the foregoing litigation without the prior written consent of Parent.

6.13 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. The Parties will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded, or consistent with the final form of the joint press release announcing the Mergers and the investor presentation given to investors on the morning of announcement of the Mergers; provided such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that (x) no provision of this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees, its Affiliates and their respective limited partners, members, officers, employees, directors, advisors or other Representatives; provided that prior to making any written communication to the directors, officers of employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transaction, the Company shall provide Parent with a copy of the intended communication and the Company shall consider any timely comments in good faith and (y) the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal and matters related thereto or a Company Change of Recommendation other than as set forth in Section 6.3.

6.14 Transfer Taxes. Except as otherwise set forth in Section 3.4(b)(ii), all Transfer Taxes, if any, shall be paid by Parent when due, and Parent shall file all necessary Tax Returns with respect to any such Transfer Taxes. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent permissible under applicable Law, of the amount of any Transfer Taxes.

6.15 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Mergers and the other Transactions.

(b) The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to obtain, prior to the Closing, all third-party consents and to give all third-party notices required in connection with the consummation of the Transactions and the Closing (each, a “Company Consent”), including to avoid (i) the material breach by the Company or its Subsidiaries of, or the occurrence of a default under, any Company Contract or (ii) the termination, cancellation or acceleration of any Company Contract, in each case including the contracts set forth on Section 6.15(b) of the Company Disclosure Letter. The Company shall provide Parent with a reasonable opportunity to review and comment on the form and substance of each such consent and notice prior to delivery, and shall consider Parent’s comments in good faith. The Company shall also keep Parent reasonably apprised of the status of its efforts to obtain such consents and deliver such notices, including promptly providing Parent with copies of any such consents and notices obtained or delivered. Prior to the Closing, upon the request of Parent, Company agrees to work in good faith with Parent to evaluate an alternative structure for the Transactions, which may include a reorganization of the Company (by way of a pre-closing reorganization to interpose a new parent holding company prior to the Mergers (which holding company would act as the “Company” in the Mergers)) (an “Alternative Structure”), to the extent necessary or advisable to prevent the failure to obtain any Company Consent prior to the Closing from materially reducing the rights and benefits expect to be derived by the Parties under this Agreement. To the extent the Parties deem pursuit of an Alternative Structure to be advisable, the Parties agree to work in good faith to effectuate such Alternative Structure prior to Closing, including entering into (or causing their respective Affiliates to enter into) separate agreements and/or making appropriate amendments to this Agreement to effectuate such Alternative Structure in a manner that is reasonably acceptable to each of the Parties. Notwithstanding the foregoing, (A) no Party shall be required to use its efforts to pursue an Alternative Structure which would reasonably be expected to change the economic entitlements of the Parties and their respective equityholders under this Agreement, materially delay the consummation of the Closing, or prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment and (B) the Company shall not be obligated to pursue any Alternative Structure if the Company’s obligation to consummate the transactions contemplated by the Alternative Structure would not be conditioned upon the receipt of a customary tax opinion from counsel reasonably acceptable to the Company that the Mergers contemplated in the Alternative Structure would qualify for the Intended Tax Treatment.

(c) The Company shall give prompt notice to Parent, and Parent Parties shall give prompt notice to the Company, upon becoming aware of any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or Section 7.3(a) not being met or the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.16 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.17 Listing Application; Delisting. Parent shall take all action reasonably necessary to cause the Parent Common Stock to be issued to the holders of Eligible Shares pursuant to this Agreement to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing, upon Parent’s request, the Company shall use take, or cause to be taken, all actions reasonably necessary to be taken prior to the Closing to enable the delisting of Company Common Stock from the NYSE and the termination of the Company’s registration of Company Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with the Company’s obligations under the Exchange Act.

6.18 Tax Matters.

(a) Each of Parent and the Company shall (and shall cause each of its Subsidiaries and Affiliates to) use reasonable best efforts to cause the Mergers, taken together, to qualify for the Intended Tax Treatment. Neither Parent nor the Company shall (nor shall they permit their respective Subsidiaries or Affiliates to) take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment. Each of Parent and the Company shall notify the other Party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Mergers, taken together, to fail to qualify for the Intended Tax Treatment.

(b) This Agreement is intended to constitute, and the Parties adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a). The relevant Parties shall (and shall cause their Subsidiaries and Affiliates to) treat the Mergers, taken together, as qualifying for the Intended Tax Treatment for U.S. federal (and applicable state and local) income Tax purposes, file their applicable Tax Returns consistent with the Intended Tax Treatment and, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Intended Tax Treatment.

(c) Each of Parent and the Company shall (and shall cause each of its Subsidiaries and Affiliates to) reasonably cooperate with one another and their respective Tax advisors and use reasonable best efforts in connection with the issuance of any Tax opinion by its counsel or other Tax advisors relating to the Tax consequences of the Transactions, including any such opinion to be filed in connection with the Registration Statement or the Joint Proxy Statement/Prospectus. In connection with any such Tax opinion to be issued to any of the Parties related to the Tax consequences of the Transactions: (i) the Company shall deliver to the relevant counsel one or more duly authorized and executed officer’s certificates, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Prospectus or such other dates as may be applicable), containing such representations, warranties and covenants reasonably requested by the relevant counsel to enable it to render its opinion (collectively, the “Company Tax Certificates”), and (ii) Parent shall deliver to the relevant counsel one or more duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Prospectus or such other dates as may be applicable), containing such representations, warranties and covenants as shall be reasonably requested by the relevant counsel to enable it to render its opinion (collectively, the “Parent Tax Certificates”), and Parent and the Company shall (and shall cause each of its Subsidiaries and Affiliates to) provide such other available information as reasonably requested by the relevant counsel for purposes of rendering its opinion.

(d) For the avoidance of doubt, each Party acknowledges and agrees that its obligation to effect the Mergers is not subject to any condition or contingency with respect to the Mergers, taken together, qualifying for the Intended Tax Treatment.

6.19 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL ), and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws (including, for the avoidance of doubt, the restrictions applicable to business combinations in Section 203 of the DGCL ) of any state that purport to apply to this Agreement, the Stockholder Voting and Support Agreements or the Transactions, including the Mergers.

6.20 Obligations. Parent shall take all action necessary to cause Merger Sub Inc., Merger Sub LLC and the Surviving Company to perform their respective obligations under this Agreement.

6.21 Financing Cooperation.

(a) The Company shall cooperate with Parent, and shall cause the Company Subsidiaries to and shall use commercially reasonable efforts to cause the respective directors, officers, accountants, consultants, legal counsel, advisors, agents and other representatives of the Company and the Company Subsidiaries to cooperate with the Parent Parties and Crescent Energy Finance LLC, a Delaware limited liability company, at the Parent Parties’ sole cost and expense, as reasonably requested by the Parent Parties in connection with the Debt Financing. Such cooperation shall include (without limitation) the following: (i) reasonable participation in, and assistance with, customary marketing and syndication efforts related to the Debt Financing; (ii) assistance with the preparation of rating agency presentations, customary offering documents, confidential information memoranda (including a version that does not include material non-public information), private placement memoranda, high yield offering prospectuses, lender presentations and other customary marketing materials (“Required Offering Information”), (iii) participation by appropriate members of senior management of the Company and the Company Subsidiaries in a reasonable number of meetings, presentations, roadshows, due diligence sessions and drafting and negotiation sessions with the Debt Financing Sources (including such meetings and presentations in connection with obtaining ratings in connection with the Debt Financing), (iv) delivery to Parent and the Debt Financing Sources as promptly as reasonably practicable of (without limitation) (A) audited consolidated balance sheets and related consolidated statements of operations, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date, (B) unaudited consolidated balance sheets and related consolidated statements of operations and cash flows for each interim fiscal quarter ended since the last audited financial statements of the Company and at least forty-five (45) days prior to the Closing Date, (C) lease operating statements and production reports with respect to the Oil and Gas Properties of the Company and the Company Subsidiaries as of the last day of the most recently completed fiscal year ended at least ninety (90) days before the Closing Date and for each fiscal quarter ended at least forty-five (45) days before the Closing Date, (D) a report, prepared in accordance with SEC rules and regulations, with respect to the proved Hydrocarbon reserves of the Company and the Company Subsidiaries that is either prepared or audited by a third party petroleum engineer for the most recently completed fiscal year ended at least ninety (90) days before the Closing Date and (E) information with respect to the Company and the Company Subsidiaries reasonably necessary for Parent to prepare a customary pro forma balance sheet and financial projections, (v) using commercially reasonable efforts to provide Parent with the Required Offering Information, and identifying any portion of any such information that constitutes material non-public information regarding the Company or the Company Subsidiaries or their respective securities, (vi) using commercially reasonable efforts to obtain consents of accountants and reserve engineers for use of their reports in any materials relating to the Debt Financing and accountants’ and reserve engineers’ “comfort” letters, as reasonably requested by Parent, (vii) executing and delivering (in escrow), immediately prior to the consummation of the Debt Financing, the Debt Financing Documents, including credit agreements, pledge and security agreements and other similar or related documents, provided that such documents will not take effect prior to the Closing; (viii) taking all actions reasonably desirable to permit the discharge in full as of the Closing of all Indebtedness set forth on Section 6.21 of the Company Disclosure Letter, including obtaining customary payoff letters, lien terminations, releases of guaranties and other instruments of discharge to evidence that all such Indebtedness shall have been paid in full, all commitments to lend terminated and all liens securing such Indebtedness encumbering any of the Company’s or any of its Subsidiaries’ assets shall have been released, together with duly executed recordable releases and terminations with respect to any and all such liens; (ix) providing reasonable assistance in connection with (A) the novation or other assumption of the Company’s and its Subsidiaries’ hedge agreements and (B) the preparation of the information required for any borrowing base redetermination reserve report; and (x) providing documentation and other information reasonably requested by Parent or the Debt Financing Sources or required by regulatory authorities in order for any Debt Financing Source to comply with requirements of any applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and regulations pertaining to beneficial ownership of legal entity customers, in each case, as they may relate to the Company, the Company Subsidiaries or their respective assets, which in any event shall be provided at least five (5) Business Days prior to the Closing Date to the extent requested at least eight (8) Business Days prior to the Closing Date. Notwithstanding any other provision set forth herein, the Company and the Company Subsidiaries agree that the Parent Parties may share the information provided under this paragraph with the Debt Financing Sources and potential Debt Financing Sources in connection with any marketing efforts in connection with the Debt Financing, so long as all such parties are party to or otherwise subject to confidentiality obligations substantially comparable to such obligations set forth in the Confidentiality Agreement or otherwise reasonably satisfactory to the Company (it being understood for the avoidance of doubt that the reasonable and customary processes of sharing a customary offering memorandum with potential investors for a Rule 144A and/or Regulation S offering of debt securities shall be deemed to be reasonably satisfactory). Notwithstanding the foregoing, such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries, and the Company and the Company Subsidiaries shall not be required to pay any commitment or other similar fee or make any other payment or incur any other liability or obligation in connection with the Debt Financing.

Furthermore (I) nothing in this Agreement shall require the Company and the Company Subsidiaries to cause the delivery of (1) any legal opinions or any representation or reliance letters (except any customary representation and authorization letters and customary management representation letters required by the Company’s independent auditors in connection with delivery of “comfort” letters), (2) any solvency certificates, (3) any pro forma financials or (4) any other financial information in form or substance not customarily prepared by the Company and the Company Subsidiaries with respect to such period (excluding, for the avoidance of doubt, the Required Offering Information), (II) neither the Company nor any of the Company Subsidiaries nor any of their respective officers, directors, or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent on the Closing or that would be effective prior to the Closing, (III) Persons who are on the board of directors or the board of managers (or similar governing body) of the Company or the Company Subsidiaries prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing, in each case, that are not contingent on the Closing or that would be effective prior to the Closing, (IV) neither the Company nor any of the Company Subsidiaries shall be required to take any action that will conflict with or violate their formation or Organizational Documents or result in the contravention of, or that would reasonably be expected to result in a violation or breach of or default (with or without notice, lapse of time or both) under, any applicable Law or contract (in each case, prior to the Closing) and (V) nothing in this Agreement shall require any cooperation to the extent that it would require providing access to or disclosing information reasonably be expected to threaten the loss of any attorney-client privilege or other applicable legal privilege of the Company or the Company Subsidiaries.

(b) None of the Company, the Company Subsidiaries or any of their respective Representatives shall be required to take any action that would subject such Person to liability or to pay any commitment or other similar fee or make any other payment or incur any other liability in connection with the Debt Financing or their performance of their respective obligations under this Section 6.21 or any information utilized in connection therewith, in each case, that is not reimbursable by Parent (other than customary authorization letters). Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective affiliates and Representatives from and against any and all losses, liabilities, claims, damages, reasonable and documented out-of-pocket costs and reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket fees and expenses of counsel) suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.21 and any information (other than with respect to information furnished by or on behalf of the Company and the Company Subsidiaries for use in connection with the Debt Financing) utilized in connection therewith (other than to the extent such loss, liability, claim, damage, cost or expense arises from the bad faith, gross negligence or willful misconduct of the Company, the Company Subsidiaries, any of their respective affiliates or any of their respective Representatives). Parent shall, promptly upon written request of the Company, reimburse the Company, the Company Subsidiaries or their affiliates, as the case may be, for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries or their respective Affiliates in connection with the cooperation required by this Section 6.21.

(c) Notwithstanding anything to the contrary herein, the condition set forth in Section 7.2(b) as it applies to the Company’s obligations under Section 6.21(a), shall be deemed satisfied unless (i) the Company acting willfully and in bad faith has failed to satisfy its obligations under Section 6.21(a) in any material respect, (ii) Parent has notified the Company of such failure in writing a reasonably sufficient amount of time prior to the Closing Date to afford the Company with a reasonable opportunity to cure such failure and (iii) such failure has been a proximate cause of Parent’s failure to receive the proceeds of any financing necessary for the consummation of the Closing. Parent acknowledges and agrees that obtaining any financing is not a condition to its obligations under this Agreement. If any financing (including any Debt Financing) has not been obtained, Parent shall continue to be obligated, until such time as this Agreement is terminated in accordance with Article VIII and subject to the waiver or fulfillment of the conditions set forth in Article VII, to complete the transactions contemplated by this Agreement.

6.22 Henry Investor Agreement. The Company agrees to use reasonable best efforts to enforce the obligations of the Henry Investors arising under the Investor Agreement, dated as of September 13, 2023, by and among the Company and Henry Energy LP, Henry TAW LP, Richard D. Campbell and the other parties thereto (such parties collectively, the “Henry Investors” and such agreement, the “Henry Investor Agreement”) for the Henry Investors’ to vote their shares of Company Common Stock at the Company Stockholders Meeting in a manner consistent with the Company Board Recommendation. Without the prior written consent of Parent, the Company shall not (i) terminate or amend the Henry Investor Agreement or (ii) grant any waiver under the Henry Investor Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Mergers. The respective obligation of each Party to consummate the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.

(b) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.

(c) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(d) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Mergers and no Law shall be in effect that makes consummation of the Mergers illegal or otherwise prohibited.

(e) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement/Prospectus shall have been issued by the SEC nor shall Proceedings seeking a stop order have been initiated or, to the knowledge of the Company or Parent, as the case may be, be threatened by the SEC.

(f) NYSE Listing. The shares of Parent Common Stock issuable to the holders of Eligible Shares pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

7.2 Additional Conditions to Obligations of Parent, Merger Sub Inc. and Merger Sub LLC. The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to consummate the Mergers are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.1(a), Section 4.2(a), Section 4.2(b), Section 4.3 (excluding Section 4.3(c)(ii)-(iii)), Section 4.6(a) and Section 4.23 shall be true and correct (except, with respect to Section 4.2(a) and Section 4.2(b), for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) all other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

7.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Mergers are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent, Merger Sub Inc. and Merger Sub LLC. (i) The representations and warranties of Parent, Merger Sub Inc. and Merger Sub LLC set forth in the first and second sentence of Section 5.1, Section 5.2(a), Section 5.2(b), Section 5.3

(excluding Section 5.3(c)(ii)-(iii)), Section 5.6(a) and Section 5.23 shall be true and correct (except, with respect to Section 5.2(a) and Section 5.2(b) for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) all other representations and warranties of Parent, Merger Sub Inc. and Merger Sub LLC set forth in Article V of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent, Merger Sub Inc. and Merger Sub LLC. Parent and Merger Sub Inc. each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Mergers or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval have been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose material breach of a covenant or agreement under this Agreement has been the primary cause of or primarily resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Mergers shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on March 31, 2026 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose material breach of a covenant or agreement under this Agreement has been the primary cause of or primarily resulted in the failure of the Mergers to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) (in the case of a termination by Parent) or Section 7.3(a) or Section 7.3(b) (in the case of a termination by the Company), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of written notice to the breaching Party of such breach and the basis for such notice, and the date of the proposed termination (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach (disregarding clause (B) in the definition thereof) of any representation, warranty, covenant or other agreement contained in this Agreement;

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof; or

(v) if the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof.

(c) by Parent, (i) prior to the time the Company Stockholder Approval is obtained, if the Company Board or any committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement) or (ii) if the Company (or a director or officer of the Company under Section 6.3(d)(v)) shall have Willfully and Materially Breached any of its obligations under Section 6.3 in a manner that materially impedes, interferes with or prevents the consummation of the Transactions on or before the End Date;

(d) by the Company, (i) prior to the time the Parent Stockholder Approval is obtained, if the Parent Board or any committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement) or (ii) if Parent (or a director or officer of Parent under Section 6.4(d)(v)) shall have Willfully and Materially Breached any of its obligations under Section 6.4 in a manner that materially impedes, interferes with or prevents the consummation of the Transactions on or before the End Date;

(e) by the Company, prior to the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b) and the Company has complied in all material respects with Section 6.3(b)(i)(C) in respect of such Company Superior Proposal; and

(f) by Parent, prior to the time the Parent Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Parent Superior Proposal; provided, however, that Parent shall have contemporaneously with such termination tendered payment to the Company of the fee pursuant to Section 8.3(c) and Parent has complied in all material respects with Section 6.4(b)(i)(C) in respect of such Parent Superior Proposal.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 8.1(e) or Section 8.1(f), any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party (or any stockholder or Representative of such Party) except as provided in Section 8.3); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud (which liability or damages the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees), costs or expenses, with respect to the Company or the Parent Parties, as applicable, incurred in connection with the Transactions and shall include, pursuant to Section 261(a)(1) of the DGCL, monetary damages based on the loss of the economic benefit of the Transactions to the Company and its equityholders (which shall be deemed to be damages payable to the Company) or the Parent Parties and their respective equityholders (which shall be deemed damages payable to Parent). The provisions of Article I (solely to the extent related to any of the other surviving provisions specified in this Section 8.2(b)), this Section 8.2(b), Section 8.3 and Article IX and the provisions that substantively define any related defined terms not substantively defined in Article I shall survive any termination hereof pursuant to Section 8.1. In addition, the termination of this Agreement shall not affect the Parties’ respective obligations under the Confidentiality Agreement.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated.

(b) If (i) Parent terminates this Agreement pursuant to Section 8.1(c)(i) (Company Change of Recommendation) or Section 8.1(c)(ii) (Company Breach of Non-Solicitation), or (ii) the Company terminates this Agreement pursuant to Section 8.1(e) (Company Superior Proposal), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent. If the fee shall be payable pursuant to the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c) If (i) the Company terminates this Agreement pursuant to Section 8.1(d)(i) (Parent Change of Recommendation) or Section 8.1(d)(ii) (Parent Breach of Non-Solicitation), or (ii) Parent terminates this Agreement pursuant to Section 8.1(f) (Parent Superior Proposal), then the Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company. If the fee shall be payable pursuant to the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(d) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) Business Days prior to the Company Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to senior management of the Company or to the Company Board and not withdrawn, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amounts previously paid by the Company pursuant to Section 8.3(h). For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%.”

(e) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) Business Days prior to the Parent Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to senior management of Parent or to the Parent Board and not withdrawn, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee less any amounts previously paid by Parent pursuant to Section 8.3(i). For purposes of this Section 8.3(e), any reference in the definition of Parent Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%.”

(f) If (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or Section 8.1(b)(ii) (End Date) and (ii) Parent would have been permitted to terminate this Agreement pursuant to Section 8.1(c)(i) (Company Change of Recommendation) or Section 8.1(c)(ii) (Company Breach of Non-Solicitation), then the Company shall pay to Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(g) If (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Parent Stockholder Approval) or Section 8.1(b)(ii) (End Date) and (ii) the Company would have been permitted to terminate this Agreement pursuant to Section 8.1(d)(i) (Parent Change of Recommendation) or Section 8.1(d)(ii) (Parent Breach of Non-Solicitation), then Parent shall pay to the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(h) If either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and the Company Termination Fee is not otherwise payable by the Company pursuant to this Section 8.3, then the Company shall pay Parent the Parent Expenses no later than the third Business Day after notice of termination of this Agreement, in cash by wire transfer of immediately available funds to an account designated by Parent. In no event shall Parent be entitled to receive more than one (1) payment of a Company Termination Fee or more than one (1) payment of the Parent Expenses. If Parent receives the Company Termination Fee, then Parent shall not be entitled to also receive a payment of the Parent Expenses. If Parent receives payment of the Parent Expenses and following receipt thereof, Parent becomes entitled to payment of the Company Termination Fee, then the amount of the Company Termination Fee payable to Parent shall be reduced by the amount of the Parent Expenses so received by Parent.

(i) If either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Parent Stockholder Approval), and the Parent Termination Fee is not otherwise payable by the Company pursuant to this Section 8.3, then Parent shall pay the Company the Company Expenses no later than the third Business Day after notice of termination of this Agreement, in cash by wire transfer of immediately available funds to an account designated by the Company. In no event shall the Company be entitled to receive more than one (1) payment of a Parent Termination Fee or more than one (1) payment of the Company Expenses. If the Company receives the Parent Termination Fee, then the Company shall not be entitled to also receive a payment of the Company Expenses. If the Company receives payment of the Company Expenses and following receipt thereof, the Company becomes entitled to payment of the Parent Termination Fee, then the amount of the Parent Termination Fee payable to the Company shall be reduced by the amount of the Company Expenses so received by the Company.

(j) The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to promptly pay an amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, Parent commences a Proceeding that results in judgment for Parent for such amount, the Company shall pay Parent its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.1(e), Section 8.1(f) and this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of the Parent Parties against the Company and its Subsidiaries and any of its and their former, current or future officers, directors, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation in this Agreement (in which case only the Company, and not its Subsidiaries or its or their former, present or future officers, directors, shareholders, managers, members, Representatives or Affiliates, shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, neither the Company nor its Subsidiaries nor any of its or their former, current or future officers, directors, shareholders, managers, members Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Disclosure Letter Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the Parties in Article I (solely to the extent related to the other surviving provisions set forth in this Section 9.2), Article II, Article III and Article IX, Section 6.11 and Section 6.18 will survive the Closing. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to Parent, Merger Sub Inc. or Merger Sub LLC, to:

Crescent Energy Company

600 Travis Street, Suite 7200

Houston, Texas 77002

Attention: Bo Shi

Email: [Omitted]

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention: Douglas E. Bacon, P.C.

     Kyle M. Watson, P.C.

     Gabrielle Sumich

Email:   douglas.bacon@kirkland.com

     kyle.watson@kirkland.com

     gabrielle.sumich@kirkland.com

(ii)	if to the Company, to:

Vital Energy, Inc.

521 E. Second Street, Suite 1000

Tulsa, Oklahoma 74120

Attention: Mark Denny

Email: [Omitted]

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention: Douglas E. McWilliams

     Lande Spottswood

Email:   dmcwilliams@velaw.com

     lspottswood@velaw.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The words “made available” or “delivered” mean, with respect to any document, that such document was previously made available in the electronic data room relating to the Transactions maintained by the Company or Parent, via Parent’s or the Company’s Representatives via email or in the Company SEC Documents or Parent SEC Documents, as applicable, prior to the execution of this Agreement.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days.

9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter (which Company Disclosure Letter and Parent Disclosure Letter, for the avoidance of doubt, shall not constitute part of this Agreement pursuant to Section 268 of the DGCL, but do constitute “facts ascertainable” as that term is used in Section 251(b) of the DGCL and operate upon the terms of this Agreement as provided herein) and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Stock Options, Company Common Stock, Company RS Awards or Company Cash-Settled PSU Awards, as applicable, to receive the Merger Consideration (or the other treatment specified in Article III)) and Section 6.11 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action makes this Agreement impossible to perform, in which case this Agreement shall terminate.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is herein referred to as a “Non-Party Affiliate”: (a) any direct or indirect holder of equity interests or Securities in the Company, Parent or their respective Subsidiaries (whether limited or general partners, members, stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) Parent or (iii) any Person who controls the Company or Parent, as applicable. No Non-Party Affiliate shall have any liability or obligation to any Party of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby, and the Company and the Parent Parties hereby waive and release all claims of any such liability and obligation.

9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

9.12 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective boards of directors at any time before or after adoption of this Agreement and the transactions contemplated hereby, as applicable, by the Company Stockholders or the Parent Stockholders, but, after any such adoption, no amendment shall be made which by law or the rules of the NYSE would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective boards of directors, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CRESCENT ENERGY COMPANY

By:	/s/ John Clayton Rynd
Name:	John Clayton Rynd
Title:	Executive Vice President

VENUS MERGER SUB I INC.

By:	/s/ John Clayton Rynd
Name:	John Clayton Rynd
Title:	Executive Vice President

VENUS MERGER SUB II LLC

By:	/s/ John Clayton Rynd
Name:	John Clayton Rynd
Title:	Executive Vice President

[Signature Page to Agreement and Plan of Merger]

VITAL ENERGY, INC.

By:	/s/ Jason Pigott
Name:	Jason Pigott
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CERTAIN DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Company Cash-Settled PSU Award” means each award of outstanding restricted stock units that is (a) subject in whole or in part to performance-based vesting and (b) payable in cash.

“Company Common Stock” means common stock, par value $0.01 per share, of the Company.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries), whether or not in writing, involving or that would reasonably be expected to lead to: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of the Company’s and its Subsidiaries’ combined net revenue, income or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of the Company’s or any of its Subsidiaries’ assets or equity interests.

“Company Director Deferred Stock Awards” means each award of Company Common Stock deferred pursuant to the Deferred Compensation Plan.

“Company Equity Incentive Plan” means the Company’s Omnibus Equity Incentive Plan, dated as of December 10, 2024, as amended from time to time.

Annex A-1

“Company Expenses” means a cash amount equal to $5,500,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transaction.

“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement, or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by, the Company Board as of the date of this Agreement; provided, however, that in no event shall the following events, changes or developments constitute a Company Intervening Event: (i) the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event, or (ii) any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, be taken into account when determining whether a Company Intervening Event has occurred, it being understood that the underlying cause or causes of such change may be taken into account for purposes of determining whether a Company Intervening Event has occurred.

“Company PSU Award” means each award of outstanding restricted stock unit that is (a) subject in whole or in part to performance-based vesting and (b) payable in shares of Company Common Stock.

“Company RS Award” means each award of shares of Company Common Stock that is subject solely to time-based vesting.

“Company SEC Documents” means all forms, reports, schedules and statements actually filed or furnished under the Securities Act or the Exchange Act, respectively, by the Company since January 1, 2023, regardless of whether the Company was required under the Securities Act or the Exchange Act to file or furnish such form, report, schedule or statement.

“Company Stock Options” means an option to purchase Company Common Stock under the Company Equity Incentive Plan.

“Company Stockholder Approval” means the adoption of this Agreement by the Company Stockholders by the affirmative vote of a majority in voting power of Company Common Stock issued and outstanding and entitled to vote thereon, voting together as a single class, present in person and represented by proxy at the Company Stockholders Meeting in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means any bona fide written proposal made after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) that did not result from a material breach of Section 6.3 to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounts for 50% or more of the fair market value of the assets of the Company and its Subsidiaries, or that generated 50% or more of the Company’s and its Subsidiaries’ combined net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger,

Annex A-2

amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board or any committee thereof, after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, (i) result in a transaction more favorable from a financial point of view to Company Stockholders than the Transactions, after taking into account any revisions proposed by Parent in response to such Company Competing Proposal, in accordance with Section 6.3(d)(iii) and (ii) that is reasonably capable of being completed on the terms proposed.

“Company Termination Fee” means a cash amount equal to $22,500,000.

“Consent” means any approval, consent, order, registration, declaration, ratification, permission, permit, waiver, filing, permit, notice, expiration of waiting periods or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting Securities, by contract or otherwise.

“Debt Financing” means the third party debt financing obtained by the Parent Parties or any of their Subsidiaries to fund the transactions contemplated by this Agreement.

“Debt Financing Documents” means, collectively, each definitive agreement delivered in connection with the Debt Financing.

“Debt Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing or otherwise have entered into agreements in connection with all or any part of the Debt Financing, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective permitted successors and assigns.

“Deferred Compensation Plan” means the Company’s Director Deferred Compensation Plan.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Annex A-3

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, retirement, pension, profit sharing, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind or any agreement, option, right, license or privilege (whether by Law, contract, or otherwise) capable of becoming any of the foregoing.

“Environmental Laws” means any and all applicable Laws pertaining to pollution or protection of the environment, natural resources or occupational health and safety (to the extent relating to exposure to Hazardous Materials) (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or human exposure to, Hazardous Materials into the indoor or outdoor environment) in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Financing” means any financing that Parent and/or its consolidated Subsidiaries elects to obtain after the date hereof.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, material or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated or for which liability may be imposed under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, naturally occurring radioactive materials or radon; (c) any Hydrocarbons; and (d) per- and polyfluoroalkyl substances.

Annex A-4

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) indebtedness evidenced by notes, debentures, bonds or other instruments, (c) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (d) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (e) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (f) all obligations of the type referred to in the foregoing clauses (a) through (e) of another Person secured by any Encumbrance on any property or asset of such first Person; and (g) indebtedness of others as described in clauses (a) through (e) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrights, moral rights, rights in software, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; and (e) Internet domain names.

“knowledge” means the actual knowledge of, (a) in the case of the Company, any of the individuals listed in Section 1.1 of the Company Disclosure Letter and (b) in the case of Parent, any of the individuals listed in Section 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive, statute, decree or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Management Agreement” shall mean that certain Management Agreement, dated as of December 7, 2021, as amended by that certain First Amendment to Management Agreement, dated as of May 15, 2024, and as amended by that certain Second Amendment to the Management Agreement, dated as of December 3, 2024, by and between Parent and KKR Energy Assets Manager LLC, as it may be further amended and/or restated from time to time in accordance with its terms.

Annex A-5

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, effect, change, event or development that (a) is, or would reasonably be excepted to be, materially adverse to the condition (financial or otherwise), business, assets, liabilities or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) prevents, materially delays or materially impairs the ability of such Person and its Subsidiaries to consummate the Transactions, or would reasonably be expected to do so; provided, however, that in the case of clause (a), that no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets generally, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries, and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market and (C) any actual or threatened imposition or cancellation of any tariff or other barrier to trade; (iii) conditions (or changes in such conditions) in the industry in which such Person operates (including changes in commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage, or terrorism (including any escalation or general worsening of any such acts of war, sabotage, or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions; (vi) any epidemic, pandemic, disease outbreak or other widespread public health crisis or public health event, or the worsening of any of the foregoing; (vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (except that this clause (vii) shall not apply with respect to any representation or warranty whose purpose is to address the consequences of the announcement of this Agreement, or the pendency or consummation of the Transactions contemplated hereby), (viii) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has expressly requested in writing; (ix) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (x) the failure to take any action expressly prohibited by this Agreement; (xi) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; (xii) any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (xiii) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub Inc. or Merger Sub LLC or any of their directors or officers, arising out of the Mergers or in connection with any other transactions contemplated by this Agreement; except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vi)

Annex A-6

disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries conduct business (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur solely to the extent they are disproportionate).

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all Hydrocarbon leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (i) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, non-participating royalty interests, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, participation agreements, development agreements, communitization agreements, division orders, transfer orders, mineral deeds, royalty deeds, term assignments (or other similar agreements or instruments)), surface interests, fee interests, reversionary interests, reservations and concessions and (ii) all Wells located on or producing from any of the Oil and Gas Properties described in clause (i) above.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent, Merger Sub Inc. and Merger Sub LLC and (b) when used with respect to Parent, Merger Sub Inc., Merger Sub LLC or the Company.

“Parent Common Stock” means Class A common stock, par value $0.0001 per share, of Parent.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of its Subsidiaries), whether or not in writing, involving or that would reasonably be expected to lead to: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of Parent’s and its Subsidiaries’ combined net revenue, income or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 15% or more of the

Annex A-7

outstanding shares of Parent Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Parent Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of Parent’s or any of its Subsidiaries’ assets or equity interests.

“Parent Expenses” means a cash amount equal to $5,500,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transaction.

“Parent Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement, or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by, the Parent Board as of the date of this Agreement; provided, however, that in no event shall the following events, changes or developments constitute a Parent Intervening Event: (i) the receipt, existence or terms of a Parent Competing Proposal or any matter relating thereto or of consequence thereof constitute a Parent Intervening Event, or (ii) any changes in the market price or trading volume of Parent Common Stock or Company Common Stock, be taken into account when determining whether a Parent Intervening Event has occurred, it being understood that the underlying cause or causes of such change may be taken into account for purposes of determining whether a Parent Intervening Event has occurred.

“Parent Parties” means Parent, Merger Sub Inc. and Merger Sub LLC.

“Parent PSU Award” means each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

“Parent RSU Award” means each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

“Parent SEC Documents” means all forms, reports, schedules and statements actually filed or furnished under the Securities Act or the Exchange Act, respectively, by Parent since January 1, 2023, regardless of whether Parent was required under the Securities Act or the Exchange Act to file or furnish such form, report, schedule or statement.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance under Sections 312.03(c) and 312.07 of the NYSE Listed Company Manual by the holders of a majority of the votes cast at the Parent Stockholders Meeting.

“Parent Superior Proposal” means any bona fide written proposal made after the date of this Agreement by any Person or group that did not result from a material breach of Section 6.4 to acquire, directly or indirectly, (a) businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounts for 50% or more of the fair market value of the assets of Parent and its Subsidiaries, or that generated 50% or more

Annex A-8

of Parent’s and its Subsidiaries’ combined net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 50% of the outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board or any committee thereof, after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, (i) result in a transaction more favorable from a financial point of view to Parent Stockholders than the Transactions, after taking into account any revisions proposed by Parent in response to such Parent Competing Proposal, in accordance with Section 6.4(d)(iii) and (ii) that is reasonably capable of being completed on the terms proposed.

“Parent Termination Fee” means a cash amount equal to $76,900,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options, and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organizational documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or other governmental assessments, charges or claims that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and, in each case, for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) lease burdens payable to third parties which are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that, in the case of any Encumbrance described in the foregoing clauses (a), (b) or (c), such Encumbrance (i) secures obligations that are not Indebtedness and are not delinquent and (ii) has no material adverse effect on the value, use or operation of the property encumbered thereby;

Annex A-9

(e) Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(g) all Encumbrances, easements, covenants, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights or restrictions in respect of applicable Laws, any Governmental Entity or any surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of and of the Company Owned Real Property or Parent Owned Real Property, as applicable, or the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are of record and customarily granted in the oil and gas industry and (1) do not materially interfere with the operation, development, exploration or use of the property or asset affected or (2) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(h) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(i) rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or Parent’s or their Subsidiaries’ properties or assets in any manner that are customary for the oil and gas industry;

(j) with respect to the Company Real Property or the Parent Real Property, as applicable, but excluding any Oil and Gas Properties, all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any Company Real Property or Parent Real Property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected; and

(k) nonexclusive licenses with respect to Intellectual Property in the ordinary course of business.

Annex A-10

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Proceeding” means any claim (including a claim of a violation of applicable Law), action, audit, suit, investigation or other proceeding at law or in equity by or before any public or private arbitrator (or arbitral body) or Governmental Entity.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of Hydrocarbon production or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts).

“Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, in each case, other than any Oil and Gas Properties.

“Related Party” means with respect to any Person, (a) any beneficial owner (within the meaning of the Exchange Act) of 5% or more of any class of the equity securities of such Person or any of such Person’s Subsidiaries, (b) any present or former director or officer of such Person or its Subsidiaries (excluding employment compensation and benefits payable thereto), (c) any director, officer, employee, partner, stockholder, equityholder or manager of any Person described in the foregoing clauses (a) and (b), or any of their respective Affiliates, “associates” or a member of the “immediate family” as such terms are defined in Rule 12b-2 and 16a-1 of the Exchange Act or (d) any trust or other estate in which a Person described in clauses (a), (b) or (c) has any substantial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means any equity interests or other security of any class, any option, warrant, convertible or exchangeable security (including any membership interest, equity unit, partnership interest, trust interest) or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other security of any class, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency; provided, however, “Securities” expressly exclude any real property interests or interests in any Hydrocarbon leases, fee minerals, reversionary interests, non-participating royalty interests, executive rights, non-executive rights, royalties and any other similar interests in minerals, overriding royalties, reversionary interests, net profit interests, production payments, and other royalty burdens and other interests payable out of production of Hydrocarbons, including any Oil and Gas Properties.

Annex A-11

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the Securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax” or “Taxes” means any and all taxes and similar charges, levies or other assessments of any kind, including, but not limited to, income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Governmental Entity.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information, schedule or attachment thereto and including any amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters and responsible for the administration and collection of any Tax.

“Transactions” means the Mergers and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes that are incurred in connection with or as a result of the Transactions contemplated by this Agreement; provided, however, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the regulations promulgated under the Code.

“Wells” means all oil or gas wells, and all CO2, water, injection, disposal or other wells whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

Annex A-12

“Willful and Material Breach” and “Willfully and Materially Breached” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the actual knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a material breach of this Agreement.

Annex A-13

EXHIBIT A

Form of Stockholder Voting and Support Agreement

[See attached.]

Form

VOTING AND SUPPORT AGREEMENT1

THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of [•], 2025, by and among [     ] (the “Holder”), as a stockholder of [    ], a Delaware corporation (“Parent”), Parent and [       ], a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, the Company, [     ], a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), [     ], a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) (such merger, the “First Company Merger”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company (such merger, together with the First Company Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, as of the date hereof, the Holder is the Beneficial Owner (as defined below) of [•] shares of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Class A Common Stock”) [and [•] shares of Series I Preferred Stock (the “Parent Series I Preferred Stock”)] (such shares of Parent Class A Common Stock [and Parent Series I Preferred Stock,] the “Covered Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities; and

WHEREAS, the Company and Parent desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate the approval of the Merger Agreement and the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, including the Parent Stock Issuance.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

[1]	Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. only.

ARTICLE I

GENERAL

Section 1.1 Definitions. This Agreement is one of the “Parent Stockholder Voting and Support Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

[“Balance Sheet Affiliate” has the meaning assigned to such term in the Parent Charter.]

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” means Persons who Beneficially Own the referenced securities.

“Independent Directors” has the meaning assigned to such term in the Parent Charter.

[“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, dated as of December 7, 2021, as in effect on the date hereof.]

[“Restricted Indirect Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Parent Series I Preferred Stock that (x) is not subject to the direct transfer provisions set forth in Section 13.07(a) of the Parent Charter and (y) results in or has the effect of the Holder ceasing to be either a Balance Sheet Affiliate or controlled by a Balance Sheet Affiliate.]

“Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities Beneficially Owned by the Holder; provided that Transfer shall not include (a) any direct or indirect transfer of equity or other interests in the Holder by its equityholders or (b) any Encumbrance, in each case of clauses (a) and (b), that would not reasonably be expected to impede, interfere with or delay the performance by Holder of its obligations under this Agreement.

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ARTICLE II

AGREEMENT TO RETAIN COVERED SECURITIES

Section 2.1 Transfer and Encumbrance of Covered Securities.

(a) From the date hereof until the Termination Date (as defined below), except as contemplated or permitted by this Agreement (including Section 2.1(b)), the Holder shall not, and shall cause its controlled (as defined in the Merger Agreement) Affiliates not to, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy or power of attorney with respect thereto, or subject any such Covered Securities to any arrangement with respect to the voting of the Covered Securities.

(b) Notwithstanding Section 2.1(a) [and without limiting any obligation in Section 4.2], the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who are a party to an agreement with the Company with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to the Company prior to the consummation of such Transfer; (ii) [Transfer Covered Securities (in one or more series of Transfers) to Crescent Energy Aggregator, LLC, a Delaware limited liability company, provided that Holder retains Beneficial Ownership, and the right to direct the voting and Transfer, of the Covered Securities or Crescent Energy Aggregator, LLC executes a customary joinder or assignment agreement with respect to this Agreement effective as of the effective time of such Internal Reorganization (the “Internal Reorganization”);]2 (iii) Transfer Covered Securities with the prior written consent of the Company (which consent may be granted or withheld by the Company in its sole discretion); or (iv) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Securities, so long as such arrangements do not impede, interfere with or delay the performance by Holder of its obligations under this Agreement.

Section 2.2 Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power or Beneficial Ownership of after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof) and the Holder shall promptly notify both Parent and the Company of the existence of any such after-acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.

[2]	Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. and PT Independence Energy Holdings LLC only.

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Section 2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent or the Company. In furtherance of the foregoing, the Holder hereby agrees to authorize Parent to instruct its transfer agent to enter a stop transfer order to prevent any Transfer of any of the Covered Securities in violation of this Agreement. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement.

ARTICLE III

AGREEMENT TO VOTE

Section 3.1 Agreement to Vote.

(a) Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the Parent Stockholders, appear at such meeting (in person or by proxy) or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, or by written consent in connection with any written consent of the Parent Stockholders, all Covered Securities:

(i) in favor of the approval of the issuance of shares of Parent Class A Common Stock in connection with the First Company Merger and any other proposal considered and voted upon by the Parent Stockholders at any Parent Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers; and

(ii) (A) against any Parent Competing Proposal or any of the transactions contemplated thereby, (B) against any action, proposal, transaction or agreement that would reasonably be expected to (1) impede, interfere with or delay the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement, (2) result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Parent or any of its Subsidiaries under the Merger Agreement or the Holder under this Agreement or (3) change in any manner the voting rights of any class of shares of Parent (including any amendments to Parent’s Organizational Documents) and (C) in favor of any proposal to adjourn or postpone the Parent Stockholders Meeting to a later date if there are not sufficient votes to approve the Parent Stock Issuance.

(b) Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.

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(c) Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) in any manner the Holder deems appropriate.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1 HSR Act. [The Holder shall comply with Section 6.9(a), the first six sentences of Section 6.9(b) and Section 6.9(c) of the Merger Agreement as if the Holder was “Parent” thereunder, subject to the terms, conditions and limitations set forth therein applied mutatis mutandis to the Holder.

Section 4.2 Parent Series I Preferred Stock. Commencing on the date hereof and continuing until the date that is three (3) years following the Closing, the Holder, in its capacity as the Series I Preferred Stockholder, agrees that any Restricted Indirect Transfer shall be subject to the same restrictions on transfer set forth in Section 13.07(a) of the Parent Charter.

Section 4.3 Directors of Parent. The Holder, in its capacity as the Series I Preferred Stockholder, agrees to take all actions necessary to cause the agreements set forth in Section 2.6 of the Merger Agreement to occur as of or as of immediately prior to the Closing (including the increase in the size of the Parent Board and the appointment, by action of written consent, of the Company Director Designees to the Parent Board, subject to the terms, conditions and limitations set forth therein). The Holder, in its capacity as the Series I Preferred Stockholder, shall not remove or replace any Company Designated Director for a period of two (2) years following the Closing; provided, however, a Company Director Designee may be removed as a director by the Holder, in its capacity as the Series I Preferred Stockholder, solely upon a finding of Cause (as defined in the Parent Charter) by a majority of the Independent Directors then in office.]

Section 4.4 Further Assurances. The Holder agrees that, during the term of this Agreement, and without additional consideration, the Holder shall from time to time execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request to the extent necessary to effect the transactions contemplated by this Agreement.

Section 4.5 Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director of Parent or a Subsidiary of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

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Section 4.6 Waiver of Actions. The Holder hereby knowingly and voluntarily agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub Inc. or Parent or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including, but not limited to, any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provisions of this Agreement or the Merger Agreement (including any claim seeking to enjoy or delay the Closing) or (b) alleging a breach of any fiduciary duty of any of the members of the Parent Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

Section 5.1 Representations and Warranties. The Holder hereby represents and warrants to the Company as follows:

(a) Ownership. As of the date of this Agreement, (i) the Holder has, with respect to the Covered Securities set forth in the second recital to this Agreement, Beneficial Ownership of and good and valid title to such Covered Securities, (ii) the Covered Securities constitute all of the shares of Parent Class A Common Stock [and Parent Series I Preferred Stock] owned of record or Beneficially Owned by the Holder, and all of the Covered Securities are held by the Holder free and clear of all Encumbrances (other than restrictions created by this Agreement, the Merger Agreement or Parent’s certificate of incorporation, certificate of designation or bylaws or transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” laws of the various states of the United States), (iii) other than this Agreement[ or in connection with the Internal Reorganization,]3 (A) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (B) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities and (iv) the Holder has sole and exclusive right to vote with respect to the Covered Securities.

(b) Organization; Authority. The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and, assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

[3]	Note to Draft: Bracketed items applicable to Independence Energy Aggregator L.P. and PT Independence Energy Holdings LLC only.

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(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), violate any provision of any Law applicable to the Holder (including any order, judgment or decree applicable to the Holder or any of its Affiliates); or (ii) conflict with, or result in a breach or default (or an event that with notice or lapse of time or both would become a default), or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance over any of the Covered Securities under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or comparable organizational documents, as applicable, except in each case of clauses (i) and (ii) where such violation, conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings required to be made with the SEC pursuant to Section 13 of the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would reasonably be expected to prevent or materially impair the performance by the Holder of its obligations under this Agreement.

(f) Absence of Other Voting Agreements. Except as contemplated or permitted by this Agreement (including Section 2.1(b)), (i) neither the Holder nor any of its Affiliates have entered into, any voting agreement or voting trust with respect to the Covered Securities and (ii) neither the Holder nor any of its Affiliates have granted, a proxy or power of attorney with respect to the Covered Securities or otherwise subjected the Covered Securities to any arrangement with respect to voting of the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 No Solicitation. [Subject in all cases to Section 4.5,] the Holder agrees that the Holder and its controlled Affiliates and its and their respective officers and directors shall not, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives not to, directly or indirectly, take any of the actions listed in Section 6.4(b)(i)(A)-(F) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) to the extent that Parent or its Subsidiaries or their respective officers and directors or other Representatives are prohibited from taking such action pursuant to Section

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6.4 of the Merger Agreement. The Holder shall, and shall cause such Holder’s controlled Affiliates and its and their respective officers and directors, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any possible Parent Competing Proposal. Notwithstanding the foregoing, to the extent Parent complies with its obligations under Section 6.4 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Parent Competing Proposal, the Holder or any of such Holder’s controlled Affiliates and its and their respective officers and directors and/or such Holder’s and such Holder’s other Representatives may engage in discussions or negotiations with such Person to the extent that Parent can act under Section 6.4 of the Merger Agreement.

Section 6.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

Section 6.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.

Section 6.4 Disclosure.

(a) The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release (provided that such publication or disclosure in any press release is required by applicable Law or the Holder has given its prior written consent with respect to such publication or disclosure), the Registration Statement, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement; provided that, in each case, to the extent permitted by applicable Law, the Holder is provided a reasonable opportunity to review and comment thereon prior to any such publication or disclosure.

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(b) The Holder agrees that, during the term of this Agreement, such Holder shall not make any public announcement regarding this Agreement, the Merger Agreement, the transactions contemplated thereby or hereby or any matter related to the foregoing, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law (including stock exchange rules, including an amendment to its Schedule 13D), in which case the disclosing Holder shall, to the extent permitted by applicable Law, first allow the Company a reasonable opportunity to review such announcement or communication and have the opportunity to comment thereon and such disclosing Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4; (iii) announcements and communications to Governmental Entities in connection with registrations, declarations and filings required to be made as a result of this Agreement and the Merger Agreement; and (iv) ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers, directors, officers, employees, investors, investment committees and similar bodies and auditors of the Holder or any Affiliate of the Holder or any such other Person, in each case, who are subject to customary confidentiality restrictions.

Section 6.5 Termination. This Agreement shall terminate upon the earliest of (a) the Parent Stockholder Approval being obtained, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Effective Time (the earliest of such dates, the “Termination Date”); provided that [if the Agreement terminates other than pursuant to Section 6.5(b), then Section 4.2, Section 4.3 and Section 4.4 shall survive the termination of this Agreement, and] this Section 6.5 through Section 6.20 shall survive termination of this Agreement for any reason. Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve any party hereto from any liability of such party for Willful Breach to any other party incurred prior to such termination. For purposes hereof, “Willful Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.

Section 6.6 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto[; provided that, following the Effective Time, any amendment, modification or waiver of any provision hereunder by the Company shall require the affirmative approval of at least two-thirds (2/3s) of the Independent Directors.]

Section 6.7 Reliance. The Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.

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Section 6.8 Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything in this Section 6.8 to the contrary, to the extent that, after the date hereof, the Company agrees to waive any provision contained in any other Parent Stockholder Voting and Support Agreement, the Company shall be deemed to have granted, and Holder shall receive the benefit of, such waiver in respect of this Agreement without any requirement of further action by either party hereto.

Section 6.9 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

Section 6.10 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holder, to:

Attention:	[ ]
E-mail:	[ ]

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With a copy (which shall not constitute notice) to:

Attention:	[ ]
E-mail:	[ ]

if to the Parent, to:

Attention:	[ ]
E-mail:	[ ]

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:	Douglas E. Bacon, P.C.
Kyle M. Watson, P.C.
Gabrielle Sumich
Email:	douglas.bacon@kirkland.com
kyle.watson@kirkland.com
gabrielle.sumich@kirkland.com

and if to the Company, to:

Attention:	[ ]
E-mail:	[ ]

With a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:	Douglas E. McWilliams
Lande Spottswood
Email:	dmcwilliams@velaw.com
lspottswood@velaw.com

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Section 6.11 Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, solely for the purposes of this Agreement, neither of Parent, the Company nor any of their respective Subsidiaries shall be deemed to be an Affiliate of the Holder[; provided, further, that, for the avoidance of doubt, (x) an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an Affiliate thereof serves as the general partner, managing member or discretionary manager or advisor, and (y) notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.]

Section 6.12 No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 6.13 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 6.15 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; [provided, however, that Parent shall be an express third party beneficiary of, and entitled to the benefits set forth in, Section 4.1.]

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Section 6.16 Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.

Section 6.17 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

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(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.17.

Section 6.18 Assignment. Except as set forth in Article II, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 6.19 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction pursuant to Section 6.17, in each case in accordance with this Section 6.19, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 6.19. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.19, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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Section 6.20 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARENT:

[ ]

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

COMPANY:

[ ]

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

HOLDER:

[ ]

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

EXHIBIT B

Form of Third Amendment to Management Agreement

[See attached.]

Form

THIRD AMENDMENT

TO

MANAGEMENT AGREEMENT

This Third Amendment (the “Third Amendment”) to the Management Agreement, dated as of December 7, 2021 (the “Management Agreement”), by and between Crescent Energy Company (the “Company”) and KKR Energy Assets Manager LLC (the “Manager”, and together with the Company, the “Parties”), is entered into by and between the Company and the Manager as of August 24, 2025, to be effective as of the Closing (as defined in the Vital Merger Agreement (as defined below)) (such effective date, the “Third Amendment Effective Date”). Unless otherwise specified, all capitalized terms used in this Third Amendment and not otherwise defined herein shall have the meanings set forth in the Management Agreement.

RECITALS

WHEREAS, the Company, Venus Merger Sub I Inc., Venus Merger Sub II LLC, and Vital Energy, Inc. have entered into that certain Agreement and Plan of Merger, dated as of August 24, 2025 (as may be amended or otherwise modified from time to time, the “Vital Merger Agreement”);

WHEREAS, pursuant to Section 16(d) of the Management Agreement, the Management Agreement may be amended by an instrument in writing executed by the Parties; and

WHEREAS, in connection with the transactions contemplated by the Vital Merger Agreement, the Parties desire to amend the Management Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

1. Amendment to the Management Fee. The definition of Management Fee in Section 1 of the Management Agreement is hereby amended and restated as follows:

“Management Fee” means the management fee, without duplication, payable quarterly in arrears with respect to each calendar quarter commencing with the quarter in which the Effective Date occurs, in an amount equal to Exhibit B(a) $53,300,000 per annum ($13,325,000 per quarter) plus (b) 1.50% per annum (0.375% per quarter) of the Equity Issuance Value multiplied by Exhibit C the Company OpCo Ownership; provided that the portion of the management fee described in clause (a)(ii) attributable to (i) the equity issuances pursuant to the transactions contemplated by Article I of the Agreement and Plan of Merger, dated as of May 15, 2024, by and between the Company, Artemis Acquisition Holdings Inc., Artemis Merger Sub Inc., Artemis Merger Sub II LLC and SilverBow Resources, Inc. (as may be amended or otherwise modified from time to time), shall not exceed $9,000,000, (ii) the equity issuances pursuant to the transactions contemplated by Article II of the Membership Interest Purchase Agreement, dated as of December 3, 2024, by and among the Company, Crescent Energy Finance, LLC and Ridgemar Energy Operating, LLC, shall not exceed $5,000,000, and (iii) the equity issuances pursuant to the transactions contemplated by Article II of the Vital Merger Agreement shall not exceed $9,000,000.

The Management Fee shall be pro-rated for partial periods, to the extent necessary, as described more fully elsewhere herein.”

2. Full Force and Effect. Except as expressly set forth in this Third Amendment, all other provisions of the Management Agreement remain unchanged and in full force and effect. In the event of a conflict between the terms of this Third Amendment and the Management Agreement, the terms of this Third Amendment shall prevail. From and after the Third Amendment Effective Date, all references in the Management Agreement to “the Agreement” or “this Agreement” shall refer to the Management Agreement as amended by this Third Amendment.

3. Effectiveness; Entire Agreement. This Third Amendment shall be effective as of the Third Amendment Effective Date. The Management Agreement, as amended hereby, contains the entire agreement and understanding between the Parties with respect to the subject matter thereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter thereof. The express terms thereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms thereof. This Third Amendment shall automatically terminate, be of no further force and effect, and shall not be effective, upon the valid termination of the Vital Merger Agreement in accordance with its terms.

4. Miscellaneous. Section 16(b) (Binding Nature of Agreement; Successors and Assigns; No Third Party Beneficiaries), Section 16(d) (Amendments), Section 16(e) (Governing Law), Section 16(f) (Waiver of Jury Trial), Section 16(g) (Arbitration), Section 16(l) (Counterparts) and Section 16(m) (Severability) of the Management Agreement are hereby incorporated by reference, mutatis mutandis, as if set forth in full herein.

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IN WITNESS WHEREOF, the Parties have executed this Third Amendment as of the date first above written.

CRESCENT ENERGY COMPANY

By:
Name: John Clayton Rynd
Title: Executive Vice President

KKR ENERGY ASSETS MANAGER LLC

By:
Name: Robert Lewin
Title: Manager

[Signature Page to Third Amendment to Management Agreement]

Exhibit 10.1

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of August 24, 2025, by and among PT Independence Energy Holdings LLC, a Delaware limited liability company (the “Holder”), as a stockholder of Crescent Energy Company, a Delaware corporation (“Parent”), Parent and Vital Energy, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, the Company, Venus Merger Sub I Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) (such merger, the “First Company Merger”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company (such merger, together with the First Company Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, as of the date hereof, the Holder is the Beneficial Owner (as defined below) of 36,894,411 shares of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Class A Common Stock”) (such shares of Parent Class A Common Stock the “Covered Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities; and

WHEREAS, the Company and Parent desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate the approval of the Merger Agreement and the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, including the Parent Stock Issuance.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

Section 1.1 Definitions. This Agreement is one of the “Parent Stockholder Voting and Support Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” means Persons who Beneficially Own the referenced securities.

“Independent Directors” has the meaning assigned to such term in the Parent Charter.

“Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities Beneficially Owned by the Holder; provided that Transfer shall not include (a) any direct or indirect transfer of equity or other interests in the Holder by its equityholders or (b) any Encumbrance, in each case of clauses (a) and (b), that would not reasonably be expected to impede, interfere with or delay the performance by Holder of its obligations under this Agreement.

ARTICLE II

AGREEMENT TO RETAIN COVERED SECURITIES

Section 2.1 Transfer and Encumbrance of Covered Securities.

(a) From the date hereof until the Termination Date (as defined below), except as contemplated or permitted by this Agreement (including Section 2.1(b)), the Holder shall not, and shall cause its controlled (as defined in the Merger Agreement) Affiliates not to, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy or power of attorney with respect thereto, or subject any such Covered Securities to any arrangement with respect to the voting of the Covered Securities.

(b) Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who are a party to an agreement with the Company with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to the Company prior to the consummation of such Transfer; (ii) Transfer Covered Securities (in one or more series of Transfers) to Crescent Energy Aggregator, LLC, a Delaware limited liability company, provided that Holder retains Beneficial Ownership, and the right to direct the voting and Transfer, of the Covered Securities or Crescent Energy Aggregator, LLC executes a customary joinder or assignment agreement with respect to this Agreement effective as of the effective time of such Internal Reorganization (the “Internal Reorganization”); (iii)

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Transfer Covered Securities with the prior written consent of the Company (which consent may be granted or withheld by the Company in its sole discretion); or (iv) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Securities, so long as such arrangements do not impede, interfere with or delay the performance by Holder of its obligations under this Agreement.

Section 2.2 Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power or Beneficial Ownership of after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof) and the Holder shall promptly notify both Parent and the Company of the existence of any such after-acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.

Section 2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent or the Company. In furtherance of the foregoing, the Holder hereby agrees to authorize Parent to instruct its transfer agent to enter a stop transfer order to prevent any Transfer of any of the Covered Securities in violation of this Agreement. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement.

ARTICLE III

AGREEMENT TO VOTE

Section 3.1 Agreement to Vote.

(a) Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the Parent Stockholders, appear at such meeting (in person or by proxy) or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, or by written consent in connection with any written consent of the Parent Stockholders, all Covered Securities:

(i) in favor of the approval of the issuance of shares of Parent Class A Common Stock in connection with the First Company Merger and any other proposal considered and voted upon by the Parent Stockholders at any Parent Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers; and

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(ii) (A) against any Parent Competing Proposal or any of the transactions contemplated thereby, (B) against any action, proposal, transaction or agreement that would reasonably be expected to (1) impede, interfere with or delay the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement, (2) result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Parent or any of its Subsidiaries under the Merger Agreement or the Holder under this Agreement or (3) change in any manner the voting rights of any class of shares of Parent (including any amendments to Parent’s Organizational Documents) and (C) in favor of any proposal to adjourn or postpone the Parent Stockholders Meeting to a later date if there are not sufficient votes to approve the Parent Stock Issuance.

(b) Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.

(c) Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) in any manner the Holder deems appropriate.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1 Further Assurances. The Holder agrees that, during the term of this Agreement, and without additional consideration, the Holder shall from time to time execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request to the extent necessary to effect the transactions contemplated by this Agreement.

Section 4.2 Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director of Parent or a Subsidiary of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

Section 4.3 Waiver of Actions. The Holder hereby knowingly and voluntarily agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub Inc. or Parent or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the

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consummation of the transactions contemplated hereby and thereby, including, but not limited to, any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provisions of this Agreement or the Merger Agreement (including any claim seeking to enjoy or delay the Closing) or (b) alleging a breach of any fiduciary duty of any of the members of the Parent Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

Section 5.1 Representations and Warranties. The Holder hereby represents and warrants to the Company as follows:

(a) Ownership. As of the date of this Agreement, (i) the Holder has, with respect to the Covered Securities set forth in the second recital to this Agreement, Beneficial Ownership of and good and valid title to such Covered Securities, (ii) the Covered Securities constitute all of the shares of Parent Class A Common Stock owned of record or Beneficially Owned by the Holder, and all of the Covered Securities are held by the Holder free and clear of all Encumbrances (other than restrictions created by this Agreement, the Merger Agreement or Parent’s certificate of incorporation, certificate of designation or bylaws or transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” laws of the various states of the United States), (iii) other than this Agreement or in connection with the Internal Reorganization, (A) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (B) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities and (iv) the Holder has sole and exclusive right to vote with respect to the Covered Securities.

(b) Organization; Authority. The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and, assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

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(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), violate any provision of any Law applicable to the Holder (including any order, judgment or decree applicable to the Holder or any of its Affiliates); or (ii) conflict with, or result in a breach or default (or an event that with notice or lapse of time or both would become a default), or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance over any of the Covered Securities under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or comparable organizational documents, as applicable, except in each case of clauses (i) and (ii) where such violation, conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings required to be made with the SEC pursuant to Section 13 of the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would reasonably be expected to prevent or materially impair the performance by the Holder of its obligations under this Agreement.

(f) Absence of Other Voting Agreements. Except as contemplated or permitted by this Agreement (including Section 2.1(b)), (i) neither the Holder nor any of its Affiliates have entered into, any voting agreement or voting trust with respect to the Covered Securities and (ii) neither the Holder nor any of its Affiliates have granted, a proxy or power of attorney with respect to the Covered Securities or otherwise subjected the Covered Securities to any arrangement with respect to voting of the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 No Solicitation. The Holder agrees that the Holder and its controlled Affiliates and its and their respective officers and directors shall not, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives not to, directly or indirectly, take any of the actions listed in Section 6.4(b)(i)(A)-(F) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) to the extent that Parent or its Subsidiaries or their respective officers and directors or other Representatives are prohibited from taking such action pursuant to Section 6.4 of the Merger Agreement. The Holder shall, and shall cause such Holder’s controlled Affiliates and its and their respective officers and directors, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any possible Parent Competing Proposal. Notwithstanding the foregoing, to the extent Parent complies with its obligations under Section 6.4 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Parent Competing Proposal, the Holder or any of such Holder’s controlled Affiliates and its and their respective officers and directors and/or such Holder’s and such Holder’s other Representatives may engage in discussions or negotiations with such Person to the extent that Parent can act under Section 6.4 of the Merger Agreement.

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Section 6.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

Section 6.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.

Section 6.4 Disclosure.

(a) The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release (provided that such publication or disclosure in any press release is required by applicable Law or the Holder has given its prior written consent with respect to such publication or disclosure), the Registration Statement, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement; provided that, in each case, to the extent permitted by applicable Law, the Holder is provided a reasonable opportunity to review and comment thereon prior to any such publication or disclosure.

(b) The Holder agrees that, during the term of this Agreement, such Holder shall not make any public announcement regarding this Agreement, the Merger Agreement, the transactions contemplated thereby or hereby or any matter related to the foregoing, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law (including stock exchange rules, including an amendment to its Schedule 13D), in which case the disclosing Holder shall, to the extent permitted by applicable Law, first allow the Company a reasonable

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opportunity to review such announcement or communication and have the opportunity to comment thereon and such disclosing Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4; (iii) announcements and communications to Governmental Entities in connection with registrations, declarations and filings required to be made as a result of this Agreement and the Merger Agreement; and (iv) ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers, directors, officers, employees, investors, investment committees and similar bodies and auditors of the Holder or any Affiliate of the Holder or any such other Person, in each case, who are subject to customary confidentiality restrictions.

Section 6.5 Termination. This Agreement shall terminate upon the earliest of (a) the Parent Stockholder Approval being obtained, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Effective Time (the earliest of such dates, the “Termination Date”); provided that this Section 6.5 through Section 6.20 shall survive termination of this Agreement for any reason. Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve any party hereto from any liability of such party for Willful Breach to any other party incurred prior to such termination. For purposes hereof, “Willful Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.

Section 6.6 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto.

Section 6.7 Reliance. The Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.

Section 6.8 Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

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Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything in this Section 6.8 to the contrary, to the extent that, after the date hereof, the Company agrees to waive any provision contained in any other Parent Stockholder Voting and Support Agreement, the Company shall be deemed to have granted, and Holder shall receive the benefit of, such waiver in respect of this Agreement without any requirement of further action by either party hereto.

Section 6.9 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

Section 6.10 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holder, to:

PT Independence Holdings LLC

c/o Liberty Energy Holdings, LLC

175 Berkely Street

Boston Massachusetts 02116

Attention: Bevin Brown

E-mail: [Omitted]

With copies (which shall not constitute notice) to:

Liberty Energy Holdings, LLC

175 Berkely Street

Boston Massachusetts 02116

Attention: Joshua Beiser

E-mail: [Omitted]

and

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Jeffrey S. Hochman

E-mail: jhochman@willkie.com

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if to the Parent, to:

Crescent Energy Company

600 Travis Street, Suite 7200

Houston, Texas 77002

Attention: Bo Shi

Email: [Omitted]

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention: Douglas E. Bacon, P.C.

Kyle M. Watson, P.C.

Gabrielle Sumich

Email:   douglas.bacon@kirkland.com

kyle.watson@kirkland.com

gabrielle.sumich@kirkland.com

and if to the Company, to:

Vital Energy, Inc.

521 E. Second Street, Suite 1000

Tulsa, Oklahoma 74120

Attention: Mark Denny

Email: [Omitted]

With a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention: Douglas E. McWilliams

Lande Spottswood

Email:   dmcwilliams@velaw.com

lspottswood@velaw.com

Section 6.11 Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular

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provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, solely for the purposes of this Agreement, neither of Parent, the Company nor any of their respective Subsidiaries shall be deemed to be an Affiliate of the Holder.

Section 6.12 No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 6.13 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 6.15 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 6.16 Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.

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Section 6.17 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.17.

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Section 6.18 Assignment. Except as set forth in Article II, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 6.19 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction pursuant to Section 6.17, in each case in accordance with this Section 6.19, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 6.19. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.19, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 6.20 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARENT:

CRESCENT ENERGY COMPANY

By:	/s/ John Clayton Rynd
Name:	John Clayton Rynd
Title:	Executive Vice President

[Signature Page to Voting and Support Agreement]

COMPANY:

VITAL ENERGY, INC.

By:	/s/ Jason Pigott
Name:	Jason Pigott
Title:	President and Chief Executive Officer

[Signature Page to Voting and Support Agreement]

HOLDER:

PT INDEPENDENCE ENERGY HOLDINGS LLC

By:	Liberty Energy Holdings, LLC, pursuant to Section 8.3 of the Limited Liability Company Agreement of the Holder

By:	/s/ Bevin Brown
Name:	Bevin Brown
Title:	Vice President

[Signature Page to Voting and Support Agreement]

Exhibit 10.2

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of August 24, 2025, by and among Independence Energy Aggregator L.P., a Delaware limited partnership (the “Holder”), as a stockholder of Crescent Energy Company, a Delaware corporation (“Parent”), Parent and Vital Energy, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, the Company, Venus Merger Sub I Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) (such merger, the “First Company Merger”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company (such merger, together with the First Company Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, as of the date hereof, the Holder is the Beneficial Owner (as defined below) of 26,185,773 shares of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Class A Common Stock”) and 1,000 shares of Series I Preferred Stock (the “Parent Series I Preferred Stock”) (such shares of Parent Class A Common Stock and Parent Series I Preferred Stock, the “Covered Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities; and

WHEREAS, the Company and Parent desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate the approval of the Merger Agreement and the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, including the Parent Stock Issuance.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

Section 1.1 Definitions. This Agreement is one of the “Parent Stockholder Voting and Support Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Balance Sheet Affiliate” has the meaning assigned to such term in the Parent Charter.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” means Persons who Beneficially Own the referenced securities.

“Independent Directors” has the meaning assigned to such term in the Parent Charter.

“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, dated as of December 7, 2021, as in effect on the date hereof.

“Restricted Indirect Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Parent Series I Preferred Stock that (x) is not subject to the direct transfer provisions set forth in Section 13.07(a) of the Parent Charter and (y) results in or has the effect of the Holder ceasing to be either a Balance Sheet Affiliate or controlled by a Balance Sheet Affiliate.

“Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities Beneficially Owned by the Holder; provided that Transfer shall not include (a) any direct or indirect transfer of equity or other interests in the Holder by its equityholders or (b) any Encumbrance, in each case of clauses (a) and (b), that would not reasonably be expected to impede, interfere with or delay the performance by Holder of its obligations under this Agreement.

ARTICLE II

AGREEMENT TO RETAIN COVERED SECURITIES

Section 2.1 Transfer and Encumbrance of Covered Securities.

(a) From the date hereof until the Termination Date (as defined below), except as contemplated or permitted by this Agreement (including Section 2.1(b)), the Holder shall not, and shall cause its controlled (as defined in the Merger Agreement) Affiliates not to, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy or power of attorney with respect thereto, or subject any such Covered Securities to any arrangement with respect to the voting of the Covered Securities.

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(b) Notwithstanding Section 2.1(a) and without limiting any obligation in Section 4.2, the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who are a party to an agreement with the Company with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to the Company prior to the consummation of such Transfer; (ii) Transfer Covered Securities (in one or more series of Transfers) to Crescent Energy Aggregator, LLC, a Delaware limited liability company, provided that Holder retains Beneficial Ownership, and the right to direct the voting and Transfer, of the Covered Securities or Crescent Energy Aggregator, LLC executes a customary joinder or assignment agreement with respect to this Agreement effective as of the effective time of such Internal Reorganization (the “Internal Reorganization”); (iii) Transfer Covered Securities with the prior written consent of the Company (which consent may be granted or withheld by the Company in its sole discretion); or (iv) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Securities, so long as such arrangements do not impede, interfere with or delay the performance by Holder of its obligations under this Agreement.

Section 2.2 Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power or Beneficial Ownership of after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof) and the Holder shall promptly notify both Parent and the Company of the existence of any such after-acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.

Section 2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent or the Company. In furtherance of the foregoing, the Holder hereby agrees to authorize Parent to instruct its transfer agent to enter a stop transfer order to prevent any Transfer of any of the Covered Securities in violation of this Agreement. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement.

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ARTICLE III

AGREEMENT TO VOTE

Section 3.1 Agreement to Vote.

(a) Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the Parent Stockholders, appear at such meeting (in person or by proxy) or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, or by written consent in connection with any written consent of the Parent Stockholders, all Covered Securities:

(i) in favor of the approval of the issuance of shares of Parent Class A Common Stock in connection with the First Company Merger and any other proposal considered and voted upon by the Parent Stockholders at any Parent Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers; and

(ii) (A) against any Parent Competing Proposal or any of the transactions contemplated thereby, (B) against any action, proposal, transaction or agreement that would reasonably be expected to (1) impede, interfere with or delay the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement, (2) result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Parent or any of its Subsidiaries under the Merger Agreement or the Holder under this Agreement or (3) change in any manner the voting rights of any class of shares of Parent (including any amendments to Parent’s Organizational Documents) and (C) in favor of any proposal to adjourn or postpone the Parent Stockholders Meeting to a later date if there are not sufficient votes to approve the Parent Stock Issuance.

(b) Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.

(c) Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) in any manner the Holder deems appropriate.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1 HSR Act. The Holder shall comply with Section 6.9(a), the first six sentences of Section 6.9(b) and Section 6.9(c) of the Merger Agreement as if the Holder was “Parent” thereunder, subject to the terms, conditions and limitations set forth therein applied mutatis mutandis to the Holder.

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Section 4.2 Parent Series I Preferred Stock. Commencing on the date hereof and continuing until the date that is three (3) years following the Closing, the Holder, in its capacity as the Series I Preferred Stockholder, agrees that any Restricted Indirect Transfer shall be subject to the same restrictions on transfer set forth in Section 13.07(a) of the Parent Charter.

Section 4.3 Directors of Parent. The Holder, in its capacity as the Series I Preferred Stockholder, agrees to take all actions necessary to cause the agreements set forth in Section 2.6 of the Merger Agreement to occur as of or as of immediately prior to the Closing (including the increase in the size of the Parent Board and the appointment, by action of written consent, of the Company Director Designees to the Parent Board, subject to the terms, conditions and limitations set forth therein). The Holder, in its capacity as the Series I Preferred Stockholder, shall not remove or replace any Company Designated Director for a period of two (2) years following the Closing; provided, however, a Company Director Designee may be removed as a director by the Holder, in its capacity as the Series I Preferred Stockholder, solely upon a finding of Cause (as defined in the Parent Charter) by a majority of the Independent Directors then in office.

Section 4.4 Further Assurances. The Holder agrees that, during the term of this Agreement, and without additional consideration, the Holder shall from time to time execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request to the extent necessary to effect the transactions contemplated by this Agreement.

Section 4.5 Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director of Parent or a Subsidiary of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

Section 4.6 Waiver of Actions. The Holder hereby knowingly and voluntarily agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub Inc. or Parent or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including, but not limited to, any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provisions of this Agreement or the Merger Agreement (including any claim seeking to enjoy or delay the Closing) or (b) alleging a breach of any fiduciary duty of any of the members of the Parent Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

Section 5.1 Representations and Warranties. The Holder hereby represents and warrants to the Company as follows:

(a) Ownership. As of the date of this Agreement, (i) the Holder has, with respect to the Covered Securities set forth in the second recital to this Agreement, Beneficial Ownership of and good and valid title to such Covered Securities, (ii) the Covered Securities constitute all of the shares of Parent Class A Common Stock and Parent Series I Preferred Stock owned of record or Beneficially Owned by the Holder, and all of the Covered Securities are held by the Holder free and clear of all Encumbrances (other than restrictions created by this Agreement, the Merger Agreement or Parent’s certificate of incorporation, certificate of designation or bylaws or transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” laws of the various states of the United States), (iii) other than this Agreement or in connection with the Internal Reorganization, (A) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (B) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities and (iv) the Holder has sole and exclusive right to vote with respect to the Covered Securities.

(b) Organization; Authority. The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and, assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), violate any provision of any Law applicable to the Holder (including any order, judgment or decree applicable to the Holder or any of its Affiliates); or (ii) conflict with, or result in a breach or default (or an event that with notice or lapse of time or both would become a default), or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance over any of the Covered Securities under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or comparable organizational documents, as applicable, except in each case of clauses (i) and (ii) where such violation, conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.

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(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings required to be made with the SEC pursuant to Section 13 of the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would reasonably be expected to prevent or materially impair the performance by the Holder of its obligations under this Agreement.

(f) Absence of Other Voting Agreements. Except as contemplated or permitted by this Agreement (including Section 2.1(b)), (i) neither the Holder nor any of its Affiliates have entered into, any voting agreement or voting trust with respect to the Covered Securities and (ii) neither the Holder nor any of its Affiliates have granted, a proxy or power of attorney with respect to the Covered Securities or otherwise subjected the Covered Securities to any arrangement with respect to voting of the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 No Solicitation. Subject in all cases to Section 4.5, the Holder agrees that the Holder and its controlled Affiliates and its and their respective officers and directors shall not, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives not to, directly or indirectly, take any of the actions listed in Section 6.4(b)(i)(A)-(F) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) to the extent that Parent or its Subsidiaries or their respective officers and directors or other Representatives are prohibited from taking such action pursuant to Section 6.4 of the Merger Agreement. The Holder shall, and shall cause such Holder’s controlled Affiliates and its and their respective officers and directors, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any possible Parent Competing Proposal. Notwithstanding the foregoing, to the extent Parent complies with its obligations under Section 6.4 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Parent Competing Proposal, the Holder or any of such Holder’s controlled Affiliates and its and their respective officers and directors and/or such Holder’s and such Holder’s other Representatives may engage in discussions or negotiations with such Person to the extent that Parent can act under Section 6.4 of the Merger Agreement.

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Section 6.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

Section 6.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.

Section 6.4 Disclosure.

(a) The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release (provided that such publication or disclosure in any press release is required by applicable Law or the Holder has given its prior written consent with respect to such publication or disclosure), the Registration Statement, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement; provided that, in each case, to the extent permitted by applicable Law, the Holder is provided a reasonable opportunity to review and comment thereon prior to any such publication or disclosure.

(b) The Holder agrees that, during the term of this Agreement, such Holder shall not make any public announcement regarding this Agreement, the Merger Agreement, the transactions contemplated thereby or hereby or any matter related to the foregoing, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law (including stock exchange rules, including an amendment to its Schedule 13D), in which case the disclosing Holder shall, to the extent permitted by applicable Law, first allow the Company a reasonable opportunity to review such announcement or communication and have the opportunity to comment thereon and such disclosing Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4; (iii) announcements and communications to Governmental Entities in connection with registrations, declarations and filings required to be made as a result of this Agreement and the Merger Agreement; and (iv) ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers, directors, officers, employees, investors, investment committees and similar bodies and auditors of the Holder or any Affiliate of the Holder or any such other Person, in each case, who are subject to customary confidentiality restrictions.

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Section 6.5 Termination. This Agreement shall terminate upon the earliest of (a) the Parent Stockholder Approval being obtained, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Effective Time (the earliest of such dates, the “Termination Date”); provided that if the Agreement terminates other than pursuant to Section 6.5(b), then Section 4.2, Section 4.3 and Section 4.4 shall survive the termination of this Agreement, and this Section 6.5 through Section 6.20 shall survive termination of this Agreement for any reason. Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve any party hereto from any liability of such party for Willful Breach to any other party incurred prior to such termination. For purposes hereof, “Willful Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.

Section 6.6 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto; provided that, following the Effective Time, any amendment, modification or waiver of any provision hereunder by the Company shall require the affirmative approval of at least two-thirds (2/3s) of the Independent Directors.

Section 6.7 Reliance. The Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.

Section 6.8 Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

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Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything in this Section 6.8 to the contrary, to the extent that, after the date hereof, the Company agrees to waive any provision contained in any other Parent Stockholder Voting and Support Agreement, the Company shall be deemed to have granted, and Holder shall receive the benefit of, such waiver in respect of this Agreement without any requirement of further action by either party hereto.

Section 6.9 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

Section 6.10 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holder, to:

Independence Energy Aggregator L.P.

30 Hudson Yards, Suite 7500

New York, New York 10001

Attention: General Counsel

E-mail: [Omitted]

With a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, New York 10001

Attention: William D. Regner

E-mail: wdregner@debevoise.com

if to the Parent, to:

Crescent Energy Company

600 Travis Street, Suite 7200

Houston, Texas 77002

Attention: Bo Shi

Email: [Omitted]

With a copy (which shall not constitute notice) to:

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Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:  Douglas E. Bacon, P.C.

Kyle M. Watson, P.C.

Gabrielle Sumich

Email:   douglas.bacon@kirkland.com

   kyle.watson@kirkland.com

   gabrielle.sumich@kirkland.com

and if to the Company, to:

Vital Energy, Inc.

521 E. Second Street, Suite 1000

Tulsa, Oklahoma 74120

Attention: Mark Denny

Email: [Omitted]

With a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention: Douglas E. McWilliams

Lande Spottswood

Email:  dmcwilliams@velaw.com

lspottswood@velaw.com

Section 6.11 Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of

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any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, solely for the purposes of this Agreement, neither of Parent, the Company nor any of their respective Subsidiaries shall be deemed to be an Affiliate of the Holder; provided, further, that, for the avoidance of doubt, (x) an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an Affiliate thereof serves as the general partner, managing member or discretionary manager or advisor, and (y) notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.

Section 6.12 No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 6.13 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 6.15 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; provided, however, that Parent shall be an express third party beneficiary of, and entitled to the benefits set forth in, Section 4.1.

Section 6.16 Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.

Section 6.17 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

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(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.17.

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Section 6.18 Assignment. Except as set forth in Article II, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 6.19 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction pursuant to Section 6.17, in each case in accordance with this Section 6.19, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 6.19. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.19, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 6.20 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARENT:

CRESCENT ENERGY COMPANY

By:	/s/ John Clayton Rynd
Name:	John Clayton Rynd
Title:	Executive Vice President

[Signature Page to Voting and Support Agreement]

COMPANY:

VITAL ENERGY, INC.

By:	/s/ Jason Pigott
Name:	Jason Pigott
Title:	President and Chief Executive Officer

[Signature Page to Voting and Support Agreement]

HOLDER:

INDEPENDENCE ENERGY
AGGREGATOR L.P.

By: Independence Energy Aggregator GP
LLC, its General Partner

By:	/s/ Todd Falk
Name:	Todd Falk
Title:	Vice President, Finance

[Signature Page to Voting and Support Agreement]

Exhibit 10.3

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of August 24, 2025, by and among [   ] (the “Holder”), as a stockholder of Crescent Energy Company, a Delaware corporation (“Parent”), Parent and Vital Energy, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, the Company, Venus Merger Sub I Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) (such merger, the “First Company Merger”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company (such merger, together with the First Company Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, as of the date hereof, the Holder is the Beneficial Owner (as defined below) of 714,357 shares of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Class A Common Stock”) (such shares of Parent Class A Common Stock the “Covered Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities; and

WHEREAS, the Company and Parent desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate the approval of the Merger Agreement and the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, including the Parent Stock Issuance.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

Section 1.1 Definitions. This Agreement is one of the “Parent Stockholder Voting and Support Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” means Persons who Beneficially Own the referenced securities.

“Independent Directors” has the meaning assigned to such term in the Parent Charter.

“Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities Beneficially Owned by the Holder; provided that Transfer shall not include (a) any direct or indirect transfer of equity or other interests in the Holder by its equityholders or (b) any Encumbrance, in each case of clauses (a) and (b), that would not reasonably be expected to impede, interfere with or delay the performance by Holder of its obligations under this Agreement.

ARTICLE II

AGREEMENT TO RETAIN COVERED SECURITIES

Section 2.1 Transfer and Encumbrance of Covered Securities.

(a) From the date hereof until the Termination Date (as defined below), except as contemplated or permitted by this Agreement (including Section 2.1(b)), the Holder shall not, and shall cause its controlled (as defined in the Merger Agreement) Affiliates not to, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy or power of attorney with respect thereto, or subject any such Covered Securities to any arrangement with respect to the voting of the Covered Securities.

(b) Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who are a party to an agreement with the Company with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to the Company prior to the consummation of such Transfer; (ii) Transfer Covered Securities with the prior written consent of the Company (which consent may be granted or withheld by the Company in its sole discretion); or (iii) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Securities, so long as such arrangements do not impede, interfere with or delay the performance by Holder of its obligations under this Agreement.

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Section 2.2 Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power or Beneficial Ownership of after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof) and the Holder shall promptly notify both Parent and the Company of the existence of any such after-acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.

Section 2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent or the Company. In furtherance of the foregoing, the Holder hereby agrees to authorize Parent to instruct its transfer agent to enter a stop transfer order to prevent any Transfer of any of the Covered Securities in violation of this Agreement. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement.

ARTICLE III

AGREEMENT TO VOTE

Section 3.1 Agreement to Vote.

(a) Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the Parent Stockholders, appear at such meeting (in person or by proxy) or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, or by written consent in connection with any written consent of the Parent Stockholders, all Covered Securities:

(i) in favor of the approval of the issuance of shares of Parent Class A Common Stock in connection with the First Company Merger and any other proposal considered and voted upon by the Parent Stockholders at any Parent Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers; and

(ii) (A) against any Parent Competing Proposal or any of the transactions contemplated thereby, (B) against any action, proposal, transaction or agreement that would reasonably be expected to (1) impede, interfere with or delay the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement, (2) result in a breach in any material respect of any covenant, representation or warranty or other obligation or

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agreement of Parent or any of its Subsidiaries under the Merger Agreement or the Holder under this Agreement or (3) change in any manner the voting rights of any class of shares of Parent (including any amendments to Parent’s Organizational Documents) and (C) in favor of any proposal to adjourn or postpone the Parent Stockholders Meeting to a later date if there are not sufficient votes to approve the Parent Stock Issuance.

(b) Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.

(c) Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) in any manner the Holder deems appropriate.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1 Further Assurances. The Holder agrees that, during the term of this Agreement, and without additional consideration, the Holder shall from time to time execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request to the extent necessary to effect the transactions contemplated by this Agreement.

Section 4.2 Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director of Parent or a Subsidiary of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

Section 4.3 Waiver of Actions. The Holder hereby knowingly and voluntarily agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub Inc. or Parent or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including, but not limited to, any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provisions of this Agreement or the Merger Agreement (including any claim seeking to enjoy or delay the Closing) or (b) alleging a breach of any fiduciary duty of any of the members of the Parent Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

Section 5.1 Representations and Warranties. The Holder hereby represents and warrants to the Company as follows:

(a) Ownership. As of the date of this Agreement, (i) the Holder has, with respect to the Covered Securities set forth in the second recital to this Agreement, Beneficial Ownership of and good and valid title to such Covered Securities, (ii) the Covered Securities constitute all of the shares of Parent Class A Common Stock owned of record or Beneficially Owned by the Holder, and all of the Covered Securities are held by the Holder free and clear of all Encumbrances (other than restrictions created by this Agreement, the Merger Agreement or Parent’s certificate of incorporation, certificate of designation or bylaws or transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” laws of the various states of the United States), (iii) other than this Agreement (A) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (B) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities and (iv) the Holder has sole and exclusive right to vote with respect to the Covered Securities.

(b) Organization; Authority. The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and, assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), violate any provision of any Law applicable to the Holder (including any order, judgment or decree applicable to the Holder or any of its Affiliates); or (ii) conflict with, or result in a breach or default (or an event that with notice or lapse of time or both would become a default), or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance over any of the Covered Securities under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of incorporation, bylaws, certificate

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of formation, limited liability company agreement or comparable organizational documents, as applicable, except in each case of clauses (i) and (ii) where such violation, conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings required to be made with the SEC pursuant to Section 13 of the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would reasonably be expected to prevent or materially impair the performance by the Holder of its obligations under this Agreement.

(f) Absence of Other Voting Agreements. Except as contemplated or permitted by this Agreement (including Section 2.1(b)), (i) neither the Holder nor any of its Affiliates have entered into, any voting agreement or voting trust with respect to the Covered Securities and (ii) neither the Holder nor any of its Affiliates have granted, a proxy or power of attorney with respect to the Covered Securities or otherwise subjected the Covered Securities to any arrangement with respect to voting of the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 No Solicitation. The Holder agrees that the Holder and its controlled Affiliates and its and their respective officers and directors shall not, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives not to, directly or indirectly, take any of the actions listed in Section 6.4(b)(i)(A)-(F) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) to the extent that Parent or its Subsidiaries or their respective officers and directors or other Representatives are prohibited from taking such action pursuant to Section 6.4 of the Merger Agreement. The Holder shall, and shall cause such Holder’s controlled Affiliates and its and their respective officers and directors, and shall use reasonable best efforts to cause its and its controlled Affiliates’ respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any possible Parent Competing Proposal. Notwithstanding the foregoing, to the extent Parent complies with its obligations under Section 6.4 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Parent Competing Proposal, the Holder or any of such Holder’s controlled Affiliates and its and their respective officers and directors and/or such Holder’s and such Holder’s other Representatives may engage in discussions or negotiations with such Person to the extent that Parent can act under Section 6.4 of the Merger Agreement.

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Section 6.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

Section 6.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.

Section 6.4 Disclosure.

(a) The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release (provided that such publication or disclosure in any press release is required by applicable Law or the Holder has given its prior written consent with respect to such publication or disclosure), the Registration Statement, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement; provided that, in each case, to the extent permitted by applicable Law, the Holder is provided a reasonable opportunity to review and comment thereon prior to any such publication or disclosure.

(b) The Holder agrees that, during the term of this Agreement, such Holder shall not make any public announcement regarding this Agreement, the Merger Agreement, the transactions contemplated thereby or hereby or any matter related to the foregoing, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law (including stock exchange rules, including an amendment to its Schedule 13D), in which case the disclosing Holder shall, to the extent permitted by applicable Law, first allow the Company a reasonable opportunity to review such announcement or communication and have the opportunity to comment thereon and such disclosing Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4; (iii) announcements and communications to Governmental Entities in connection

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with registrations, declarations and filings required to be made as a result of this Agreement and the Merger Agreement; and (iv) ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers, directors, officers, employees, investors, investment committees and similar bodies and auditors of the Holder or any Affiliate of the Holder or any such other Person, in each case, who are subject to customary confidentiality restrictions.

Section 6.5 Termination. This Agreement shall terminate upon the earliest of (a) the Parent Stockholder Approval being obtained, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Effective Time (the earliest of such dates, the “Termination Date”); provided that this Section 6.5 through Section 6.20 shall survive termination of this Agreement for any reason. Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve any party hereto from any liability of such party for Willful Breach to any other party incurred prior to such termination. For purposes hereof, “Willful Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.

Section 6.6 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto.

Section 6.7 Reliance. The Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.

Section 6.8 Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default,

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misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything in this Section 6.8 to the contrary, to the extent that, after the date hereof, the Company agrees to waive any provision contained in any other Parent Stockholder Voting and Support Agreement, the Company shall be deemed to have granted, and Holder shall receive the benefit of, such waiver in respect of this Agreement without any requirement of further action by either party hereto.

Section 6.9 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

Section 6.10 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holder, to:

Attention:

E-mail:

With a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

2200 Ross Avenue, Suite 5200

Dallas, Texas 75201

Attention:	Bina Palnitkar

Email:	palnitkarb@gtlaw.com

if to the Parent, to:

Crescent Energy Company

600 Travis Street, Suite 7200

Houston, Texas 77002

Attention: Bo Shi

Email: [Omitted]

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

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Attention:	Douglas E. Bacon, P.C.
Kyle M. Watson, P.C.
Gabrielle Sumich
Email:	douglas.bacon@kirkland.com
kyle.watson@kirkland.com
gabrielle.sumich@kirkland.com

and if to the Company, to:

Vital Energy, Inc.

521 E. Second Street, Suite 1000

Tulsa, Oklahoma 74120

Attention: Mark Denny

Email: [Omitted]

With a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:	Douglas E. McWilliams
Lande Spottswood
Email:	dmcwilliams@velaw.com
lspottswood@velaw.com

Section 6.11 Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, solely for the purposes of this Agreement, neither of Parent, the Company nor any of their respective Subsidiaries shall be deemed to be an Affiliate of the Holder.

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Section 6.12 No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 6.13 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 6.15 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 6.16 Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.

Section 6.17 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF

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DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.17.

Section 6.18 Assignment. Except as set forth in Article II, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

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Section 6.19 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction pursuant to Section 6.17, in each case in accordance with this Section 6.19, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 6.19. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.19, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 6.20 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARENT:

CRESCENT ENERGY COMPANY

By:
Name: John Clayton Rynd
Title: Executive Vice President

[Signature Page to Voting and Support Agreement]

COMPANY:

VITAL ENERGY, INC.

By:
Name: Jason Pigott
Title: President and Chief Executive Officer

[Signature Page to Voting and Support Agreement]

HOLDER:

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]